Exhibit 99.3

Kingsoft Cloud

Kingsoft Cloud Holdings Limited
金 山 云 控 股 有 限 公 司
(Incorporated in the Cayman Islands with limited liability)
Stock Code: NASDAQ: KC; HKEX: 3896

2024

Environmental, Social and Governance Report

CONTENTS





Staying Practical and Dedicated to Self-Empowerment, We continue to Solidify the Foundation for Future Growth

Staying Adaptive and Forward-looking, We Anchor Our Course Toward Sustainable Development

Supporting Innovations, We Strive to Build an Integrity-based Development Ecosystem

Sure and Steady, We Focus on Delivering Reliable Cloud Services

United in Purpose, We Share the Fruits of Corporate Growth

Going Green in Action, We Work Together to Build an Ecologically Harmonious World

Beginning at the Sources, We Pool Efforts to Build Sustainable Supply Chains

Staying Committed, We Join Forces with Stakeholders to Promote Public Welfare and Charity

01

About the Report

The report is released by Kingsoft Cloud Holdings Limited (hereinafter referred to as "Kingsoft Cloud", the "Company", or "We"), aiming to present, on an objective and fair basis, the environmental, social and governance (hereinafter referred to as "ESG") performance and practices of the Kingsoft Cloud, Kingsoft Cloud's subsidiaries, variable interest entities and subsidiaries of variable interest entities in 2024. It is recommended to read the section on corporate governance in conjunction with the *Corporate Governance Report* in the 2024 Annual Report.

Basis of Preparation

The report is prepared in accordance with the *Environmental, Social and Governance Reporting Code* (hereinafter referred to as the "ESG Reporting Code") set out in Appendix C2 to the *Main Board Listing Rules* on the Stock Exchange of Hong Kong Limited (hereinafter referred to as the "HKEX"), and with reference to *ESG Reporting Guideline 2.0* of the National Association of Securities Dealers Automated Quotations (NASDAQ), the *Global Reporting Initiative Standards*(GRI Standards), and the United Nations Sustainable Development Goals (UN SDGs), the *Sustainability Accounting Standards - Software & IT Services* issued by Sustainability Accounting Standards Board (SASB), to systematically and objectively reflect Kingsoft Cloud's ESG management measures and performance and address issues of interest and concerns of various stakeholders.

Reporting Principles

In preparing this ESG report, the principles of "Materiality", "Quantitative", "Balance", and "Consistency" are applied to define the content of the report and how the information is presented.

Materiality: During the preparation of this report, the Company has identified the main stakeholders and key ESG issues of their concern and made targeted disclosure according to their relative materiality. For more information on materiality assessment, please refer to the sections "Stakeholder Communication" and "Materiality Analysis" below.

Quantitative: This report adopts quantitative information to disclose the key performance indicators ("KPI") in the environmental and social aspects. The measurement standards, methods, assumptions and/or calculation tools, and the source of conversion coefficient used for the KPIs are explained in their respective paragraphs.

Balance: This report objectively discloses both positive and negative information, ensuring that the content reflects our sustainable development performance within the given time frame without bias.

Consistency: The data disclosed in this report adopts the statistical method consistent with previous years, with individual changes explained to ensure consistency.

Reporting Scope

This report covers the period from 1 January to 31 December 2024 (hereinafter referred to as "the reporting period", "this year" or "2024"). This may, however, includes certain information beyond this period for the comparability and completeness of this report. The sources of information and data used in this report include public data from governmental departments, statistical data in the course of Kingsoft Cloud's operations, internal company documents and statistical reports.

Access to the Report

This report can be accessed and downloaded on our Investor Relations website (https://ir.ksyun.com/esg) or the website of the HKEX (www.hkex.com.hk). We welcome comments or suggestions related to the ESG management of Kingsoft Cloud, and please contact us at ksc-ir@kingsoft.com for any questions or comments that arise. The report is available in Chinese and English versions. Should there be any discrepancy between the Chinese and English versions, the Chinese version shall prevail.



Staying Practical and Dedicated to Self-Empowerment, We continue to Solidify the Foundation for Future Growth | Staying Adaptive and Forward-looking, We Anchor Our Course Toward Sustainable Development | Supporting Innovations, We Strive to Build an Integrity-based Development Ecosystem | Sure and Steady, We Focus on Delivering Reliable Cloud Services | United in Purpose, We Share the Fruits of Corporate Growth | Going Green in Action, We Work Together to Build an Ecologically Harmonious World | Beginning at the Sources, We Pool Efforts to Build Sustainable Supply Chains | Staying Committed, We Join Forces with Stakeholders to Promote Public Welfare and Charity

 02

Chairman's Message



In 2024, the waves of a new generation of artificial intelligence technologies swept across the world. AI represents not only the core driver of technological revolution and industrial transformation, but also the strategic technology leading to the future, and still, the primary arena for developing new and high-quality productive forces. Facing the formidable challenges of intensifying global competition and as a leading cloud service provider of cutting-edge technologies, including artificial intelligence, big data, and edge computing, Kingsoft Cloud owes it to itself, with its expertise and capabilities honed in three decades of its dedicated efforts in the industry and the unwavering courage to defy all odds, to scale new heights in technology and be a leader in driving high-quality sustainable development.

Amidst the rapid advancement of technological innovation, global environmental challenges have become increasingly urgent. As a responsible technology enterprise, Kingsoft Cloud places paramount importance on sustainable development, and upholds low-carbon and green development as our top priorities. At the strategic level, we continue to optimize the governance structure in support of our corporate sustainability commitments; and at the operational level, we continue to step up efforts to make our data centers greener, and leveraging our technological strengths, empower industries and the society in their low-carbon transformation. Where appropriate and in a timely manner, we deploy and upgrade the green technologies and equipment, as part of our ongoing pursuit for stronger capabilities to maintain green operations and management. Our comprehensive audits of greenhouse gas emissions across Scope 1, Scope 2 and Scope 3 in the past two consecutive years, and our solid efforts to meet our solemn carbon neutrality commitments, fully underscore Kingsoft Cloud's unwavering accountability and strategic ambition to deliver its low-carbon transformation.

A true follower of the "building success based on technology and innovation" proposition, Kingsoft Cloud continues to consolidate its core competitive advantages in big data, artificial intelligence and other fields to deliver exceptional products and services to customers, and at the same time, focuses on data security and customer privacy to ensure that cutting-edge technologies serve the society securely and efficiently. Kingsoft Could also fully appreciates the fact that protecting intellectual property means protecting innovation. To this purpose, we continue to refine our intellectual property management system to not only protect our own proprietary innovations but respect and uphold the intellectual property of others. Through collaborative efforts in intellectual property protection, we are committed to joining forces with stakeholders to foster a healthy ecosystem for innovation.

The fundamental source of scientific and technological innovation lies in people. We attach serious importance to cultivating tech talent, and continue to optimize our external collaboration framework and internal training system, as part of our commitment to nurturing high-potential tech professionals in support of the cause to build a digital China and to facilitate the development of the cloud computing industry. In 2024, we continued to conduct the "Kingsoft Cloud Star Campus" project, and drive the construction of the Wuhan R&D Center, delivering solid progress in implementing our Wuhan talent building strategy. Furthermore, through our Chuanyun (Through-the-Cloud) Project, Lingyun (Over-the-Cloud) Project, Qingyun (Upholding-the-Cloud) Project, and Yunyi (Cloud-on-Wings) Project, we make comprehensive efforts to strengthen our talent development and talent pipeline.

Staying committed to ensuring that smart technologies must deliver practical benefits and help improve the people's lives is at the core of leveraging technology to serve the society. Building on Kingsoft Cloud's advanced cloud infrastructure services, we continue to enhance our five core business models, namely Regional Health Cloud, Regional Imaging Cloud, Regional Core Services Business Cloud, Medical Alliance Platform, and Smart Hospitals, to strengthen the foundation healthcare systems. At the same time, we actively meet our corporate social responsibilities and translate intangible technologies into tangible societal values by increasing investments in various welfare initiatives, including care for impoverished children, employment support, and disaster emergency responses.

We aim high and far, but with our feet firmly planted on the ground. Looking ahead, by staying anchored to our high-quality development and sustainable development strategies, continuing to step up investments in technological R&D, comprehensively enhancing AI capabilities, and actively embracing new challenges and opportunities in the AI era, Kingsoft Cloud will be well positioned to create value for our customers, shareholders, employees, and the society!

Lei Jun

April 15, 2025

Staying Practical and Dedicated to Self-Empowerment, We continue to Solidify the Foundation for Future Growth

Staying Adaptive and Forward-looking, We Anchor Our Course Toward Sustainable Development

Supporting Innovations, We Strive to Build an Integrity-based Development Ecosystem

Sure and Steady, We Focus on Delivering Reliable Cloud Services

United in Purpose, We Share the Fruits of Corporate Growth

Going Green in Action, We Work Together to Build an Ecologically Harmonious World

Beginning at the Sources, We Pool Efforts to Build Sustainable Supply Chains

Staying Committed, We Join Forces with Stakeholders to Promote Public Welfare and Charity

03



About Kingsoft Cloud

Company Overview

Founded in 2012, Kingsoft Cloud Holdings Limited is a leading independent cloud service provider in China, with a business presence spanning across major countries and regions around the world. The Company was listed on NASDAQ in the United States in 2020, and completed its dual primary listing on the Main Board of the Hong Kong Stock Exchange in 2022.

Kingsoft Cloud adheres to the principle of "building success based on technology and innovation". Leveraging Kingsoft Group's experience in enterprise-grade services for more than 36 years, we have gradually built a complete cloud computing infrastructure and operation system.

Drawing on our extensive infrastructure, we provide a full suite of cloud products, and our modularized cloud products, including unified IaaS infrastructure, PaaS middleware and SaaS applications, can be utilized to design different solutions to meet various business needs. Our cloud product offerings primarily consist of cloud computing, storage and delivery. We have designed various industry-specific solutions that can unleash the full potentials of our infrastructure resources and add value to our customers.

As a pioneer in cloud technology and leveraging our profound industry insights, we have strategically expanded our footprints into selected industry verticals and through unflagging execution of our strategy, established ourselves as a market leader. As we continue to serve the leading customers in the industry verticals, our products and solutions continue to go through iterations and adapt in response to the customer feedback. By partnering with the leaders in the industry verticals, we have accumulated proprietary industry know-how and developed deep insights of each selected vertical, which enable us to stay at the forefront of industry-specific cloud solutions. Our industry-specific solutions are tailored to a wide spectrum of industry verticals, including Internet, public services, healthcare, artificial intelligence and financial services, among others.

For more than a decade, Kingsoft Cloud has stayed committed to working with business partners in building an end-to-end service portfolio for the cloud ecosystem through joint innovation, joint expansion, and sharing of business opportunities, in order to build a sustainable and win-win flourishing Internet ecosystem. In the future, Kingsoft Cloud will strive to continue to consolidate its market position in strategically selected industry verticals, invest in infrastructure and technologies, and strengthen cooperation with its business partners to deliver the value of cloud computing to the world.



Staying Practical and Dedicated to Self-Empowerment, We continue to Solidify the Foundation for Future Growth | Staying Adaptive and Forward-looking, We Anchor Our Course Toward Sustainable Development | Supporting Innovations, We Strive to Build an Integrity-based Development Ecosystem | Sure and Steady, We Focus on Delivering Reliable Cloud Services | United in Purpose, We Share the Fruits of Corporate Growth | Going Green in Action, We Work Together to Build an Ecologically Harmonious World | Beginning at the Sources, We Pool Efforts to Build Sustainable Supply Chains | Staying Committed, We Join Forces with Stakeholders to Promote Public Welfare and Charity | 04

Honors & Recognitions

Kingsoft Cloud

January 2024

- "2023 Best Employer for Recruitment Experience" from CIIC's ACMcoder
- "Best ESG Newcomer" in the 7th China IR Annual Awards from RoadshowChina

March 2024

- Inclusion of Kingsoft Cloud's KDX Industry DaaS Platform, Galaxy Stack, Medical Image Cloud Platform, Integrated Electronic Medical Record Platform, and Galaxy Stack Operation Platform (GSO) in the first selection for the Panorama of High-Quality Development for Digital Medical Products and Services of China Academy of Information and Communications Technology

June 2024

- Inclusion in the leader quadrant of "Quadrant Analysis Chart for Competitiveness of Service Providers in China's Government Cloud Market in 2023" in the 2023-2024 Annual Research Report on China's Government Cloud Market issued by CCID Consulting

July 2024

- Kingsoft Cloud Intelligent Computing Service - Intelligent Computing Foundation Support, winner of the "Trusted Cloud's Choice of 2023-2024 Best Technological Applications" of China Academy of Information and Communications Technology
- Kingsoft Cloud Basic Service - Distributed Storage, winner of the "Trusted Cloud's Choice of 2023-2024 Best Technological Applications" of China Academy of Information and Communications Technology
- Kingsoft Cloud's government and SOE cloud platform, winner of the "Trusted Cloud's Choice of 2023-2024 Best Technological Applications" of China Academy of Information and Communications Technology
- Recognized as a strategic pioneer and technology leader in the 2024 Capability Matrix of Cloud Service Providers for Chinese Central and State-Owned Enterprises jointly issued by the China Academy of Information and Communications Technology and Frost & Sullivan

August 2024

- Named "Leading Enterprise for Human Resources Digital Transformation" in Beisen's 2nd HRIS Go in 2024

September 2024

- Winner of the "2024 ALB China Top 15 New Technology In-House Teams" from Asian Legal Business of Thomson Reuters

October 2024

- Included in the leader quadrant in the "2023 Cloud-based 'IaaS+PaaS' Market Competition Landscape for Chinese Central and Stated-Owned Enterprises" in CCID Consulting's 2024 Research Report on the Cloud Market for Chinese Central and Stated-Owned Enterprises

November 2024

- Included in the leader quadrant in the "Quadrant Analysis Chart of Service Provider Competitiveness in China's MaaS Market in 2024" in CCID Consulting's 2024 Research Report on the Development of China's MaaS Market
- Included in the leader quadrant of "2024H1 Quadrant Analysis Chart of Service Provider Competitiveness in the Market of Business Applications of Generative AI in China" in CCID Consulting's Report on the Business Applications of Generative AI in China (2024H1)

November 2024

- Passed the assessment for compliance with the ITSS Operation and Maintenance Standard of the ITSS Chapter of China Electronic Standardization Association (CESA), with the highest Level 1 maturity
- "Best High-Tech Employer Brand Award" in the 7th "China Human Resources Sirius Awards" co-hosted by Moka and HRflag in 2024

December 2024

- Winner of the "2024 IT168 Awards for Technology Excellence - Innovative Solution Award"
- Winner of the "Best ESG Enterprise Award" in the 9th ranking of listed companies by Zhitong Caijing
- Winner of the Patent Excellence Award in the 25rd China Patent Awards

Kingsoft Cloud

Staying Practical and Dedicated to Self-Empowerment, We continue to Solidify the Foundation for Future Growth

Staying Adaptive and Forward-looking, We Anchor Our Course Toward Sustainable Development

Supporting Innovations, We Strive to Build an Integrity-based Development Ecosystem

Sure and Steady, We Focus on Delivering Reliable Cloud Services

United in Purpose, We Share the Fruits of Corporate Growth

Going Green in Action, We Work Together to Build an Ecologically Harmonious World

Beginning at the Sources, We Pool Efforts to Build Sustainable Supply Chains

Staying Committed, We Join Forces with Stakeholders to Promote Public Welfare and Charity

05

Camelot[1]

January 2025

- Winner of the "Best ESG Award" in the 8th China IR Annual Awards 2024-2025

- "Digital Transformation of Yunnan State-Owned Asset Enterprises Empowered by Yunnan SOA Cloud", a project jointly funded, built and operated by Kingsoft Cloud and Yunnan On Cloud Informatization Co., Ltd., was included as a "Exemplary Business Case of Cloud Construction and Application for the 2024 Pilot Program" by the China Electronics Standardization Institute (CESI)

- Winner of the "2024 Most Popular Employer for Campus Recruitment" in the 2024 Top "Smart" Employer Awards hosted by CIIC's ACMcoder



March 2024

- Capability and quality in operation and maintenance certified by SAP Global Certification System with the passing of the "SAP S/4HANA Certification for Solution Operation and Maintenance"

September 2024

- Included in the Business Partner's listing of the "100 Top-Earning Digital Ecosystem Solution Providers in China 2024" for seven consecutive years

- Business Partner's choice of the "2024 Outstanding Enterprise for Delivering Digital and AI Transformation Services to Promote the Digital Ecosystem"

- Business Partner's choice of the "2024 Outstanding Enterprise for Maintaining Growth against Market Trends in the Digital Ecosystem"

[1] Camelot Employee Scheme Inc., which was acquired in September 2021 by Kingsoft Cloud.

Kingsoft Cloud

Staying Practical and Dedicated to Self-Empowerment, We continue to Solidify the Foundation for Future Growth

Staying Adaptive and Forward-looking, We Anchor Our Course Toward Sustainable Development

Supporting Innovations, We Strive to Build an Integrity-based Development Ecosystem

Sure and Steady, We Focus on Delivering Reliable Cloud Services

United in Purpose, We Share the Fruits of Corporate Growth

Going Green in Action, We Work Together to Build an Ecologically Harmonious World

Beginning at the Sources, We Pool Efforts to Build Sustainable Supply Chains

Staying Committed, We Join Forces with Stakeholders to Promote Public Welfare and Charity

06

ESG Performance Highlights in 2024

Supporting innovations, we strive to build an integrity-based development ecosystem

➤ As at the end of 2024,

we had secured a cumulative total of **1,304** granted patents worldwide, including **1,168** invention patents, **135** design patents, and **1** utility model patent

➤ We had completed a cumulative total of **841** instances of registration for computer software copyrights



Sure and steady, we focus on delivering reliable cloud services

➤ In this year,

we offered customer services up to **74,062** times, achieving a response rate of **98.92%** within 90 seconds, a resolution rate of **95.33%** within 30 minutes, and a customer satisfaction of **97.58%**

➤ **100%** passing of safety-related assessments by frontline operation and maintenance personnel

➤ Obtained Data Protection Trustmark (DPTM) Certification from Infocomm Media Development Authority of Singapore



United in purpose, we share the fruits of corporate growth

➤ As at 31 December 2024,

the female members accounted for **12%** of the executive management of the Company, while the female staff members accounted for **38%** of the total workforce

➤ The Chuanyun Project, Lingyun Project and Yunyi Project have been developed to improve the competence of new recruits from the campuses and bolster the talent building efforts of the Company





Staying Practical and Dedicated to Self-Empowerment, We continue to Solidify the Foundation for Future Growth | Staying Adaptive and Forward-looking, We Anchor Our Course Toward Sustainable Development | Supporting Innovations, We Strive to Build an Integrity-based Development Ecosystem | Sure and Steady, We Focus on Delivering Reliable Cloud Services | United in Purpose, We Share the Fruits of Corporate Growth | Going Green in Action, We Work Together to Build an Ecologically Harmonious World | Beginning at the Sources, We Pool Efforts to Build Sustainable Supply Chains | Staying Committed, We Join Forces with Stakeholders to Promote Public Welfare and Charity | 07

ESG Performance Highlights in 2024

Going green in action, we work together to build an ecologically harmonious world

➤ The annual average PUE[2] of Beijing Yizhuang Data Center and Tianjin Yixianyuan Data Center surpasses the primary PUE targets specified in the *Special Action Plan for Green and Low-Carbon Development of Data Centers*[3]

➤ Time-controlled switches for track light in office areas enabled the Company to save **63,360** kWh of electricity annually

➤ Reduction in the number of air conditioners in operation while ensuring a comfortable indoor temperature enabled us to save approximately **38,880** kWh of electricity annually



Beginning at the sources, we pool efforts to build sustainable supply chains

➤ Suppliers had been **100%** compliant with supplier-related management rules

➤ The Company continues to expand its on-site visits to its suppliers, with on-site review, interviews and engagement and communication completed for **43** suppliers



Staying committed, we join forces with stakeholders to promote public welfare and charity

➤ Cloud-driven Intelligence technology empowers hospitals to improve their operational efficiency, with the average time required to complete high-frequency operations in certain key scenarios down from an average of 7.1 seconds to **1.2** seconds

➤ We provided cloud computing and security infrastructure support to **30** municipal government bodies and **57** subordinate units in Beijing, including commissions, offices and bureaus, and had introduced the proven solutions to Shandong, Anhui, Guangdong, Shanghai, and Yunnan, among others

➤ We provided schooling and living necessities for more than **600** left-behind children/de facto orphans, and provided full-year living expenses for **51** impoverished students / de facto orphans

[2] PUE: Power Usage Effectiveness.

[3] See link below for details: https://www.ndrc.gov.cn/xwdt/tzgg/202407/P020240723625616053849.pdf

01

Staying Practical and Dedicated to Self-Empowerment, We continue to Solidify the Foundation for Future Growth

Kingsoft Cloud strictly complies with the *Company Law of the People's Republic of China*, the *U.S. Securities Exchange Act*, and the *Main Board Listing Rules of the Stock Exchange of Hong Kong Limited* and other relevant laws and regulations. We continuously optimize our corporate governance system, enhance risk management and compliance capabilities, and pragmatically address the demands and expectations of all stakeholders to foster healthy and sustainable development.

Kingsoft Cloud

Staying Practical and Dedicated to Self-Empowerment, We continue to Solidify the Foundation for Future Growth

Staying Adaptive and Forward-looking, We Anchor Our Course Toward Sustainable Development

Supporting Innovations, We Strive to Build an Integrity-based Development Ecosystem

Sure and Steady, We Focus on Delivering Reliable Cloud Services

United in Purpose, We Share the Fruits of Corporate Growth

Going Green in Action, We Work Together to Build an Ecologically Harmonious World

Beginning at the Sources, We Pool Efforts to Build Sustainable Supply Chains

Staying Committed, We Join Forces with Stakeholders to Promote Public Welfare and Charity

09

Governance Structure

The Board of Directors (hereinafter "the Board") determines the Company's strategic direction and overall strategy, supervises the Company's operations and financial performance, and ensures the establishment of a thorough internal control and risk management system. The Board subordinates the Audit Committee, the Compensation Committee, the Nomination Committee, and the Corporate Governance Committee to oversee specific issues. The Corporate Governance Committee of the Board supervises ESG-related matters, such as business ethics, product and service quality, privacy and data security, climate change, etc. The information related to ESG governance will be detailed in the "Staying Adaptive and Forward-looking, We Anchor Our Course Toward Sustainable Development" chapter of this report. The terms of reference of the specialized committees of the Board, the background of the Directors and more detailed information related to Kingsoft Cloud's corporate governance are published on the <u>Company website</u>.



Board of Directors

Audit Committee | Compensation Committee | Nomination Committee | Corporate Governance Committee



Board Independence and Diversity

The Board consists of seven Directors, including two executive Directors, two non-executive Directors and three independent non-executive Directors. The number of independent non-executive Directors accounts for more than one-third of the total number of Board members, fully playing to a balancing role to safeguard the interests of shareholders and the Company. The chairman and members of the Nomination Committee, the Audit Committee and the Compensation Committee are all non-executive Directors and independent non-executive Directors.

We think that the Board diversity brings different perspectives and professional experiences for the development of the Company, further improving the decision-making ability of the Company. We clearly state in Board Diversity Policy that the selection of Director candidates will be based on a range of diversity perspectives, including but not limited to gender, age, cultural and educational background, industry experience, technical capabilities, professional qualifications and skills, knowledge, length of service, etc.

The Nomination Committee of the Company annually evaluates the composition of the Board from the aspects of the independence, knowledge, skills and experience of the Board members, contributing the best candidates in accordance with the principle of diversity. The Committee believes that the current composition of the Board meets the needs of the Company's business development with balanced and diversified skills and experience.

At present, the Board includes one female Director. Directors of the Board have a balanced mix of knowledge and skills, including corporate management and strategic development, finance, accounting and risk management, obtained degrees in various areas, such as computer science, chemistry, electronic engineering, business administration and economics, and have rich experience in various industries, including TMT[4], consumer products, technical services, and financing.

[4] TMT refers to Telecommunications, Media, Technology.

Kingsoft Cloud

Staying Practical and Dedicated to Self-Empowerment, We continue to Solidify the Foundation for Future Growth

Staying Adaptive and Forward-looking, We Anchor Our Course Toward Sustainable Development

Supporting Innovations, We Strive to Build an Integrity-based Development Ecosystem

Sure and Steady, We Focus on Delivering Reliable Cloud Services

United in Purpose, We Share the Fruits of Corporate Growth

Going Green in Action, We Work Together to Build an Ecologically Harmonious World

Beginning at the Sources, We Pool Efforts to Build Sustainable Supply Chains

Staying Committed, We Join Forces with Stakeholders to Promote Public Welfare and Charity

10

Risk Management and Internal Control

The Board of Kingsoft Cloud is responsible for evaluating and determining the nature and extent of risks that the Company is willing to take in achieving the Company's strategic objectives, and ensuring that the Company establishes and maintains appropriate and effective risk management and internal control systems. The Board oversees management in the design, implementation and monitoring of the risk management and internal control systems and is responsible for reviewing the effectiveness of the systems. Board members possess extensive risk management expertise in financial risk, investment risk, information security risk, and related areas.

The Company follows the management process of "planning and communication, problem identification, reporting and supervision, rectification and improvement" to establish and maintain an internal control and supervision system that is in line with the development strategy and business policy, so as to provide a strong guarantee for the implementation of strategy and risk management.

Kingsoft Cloud integrates auditing work into the management processes by conducting specialized audits on strategic priorities and SOX audits[5] across all operations, aiming to identify weak points, detect problems in a timely manner, thus achieving the purpose of improving the fundamental management practices; carries out risk assessment on a regular basis to promptly identify major risks in the course of the Company's operation and adopts appropriate risk management measures; regularly conducts risk management training for both executives and employees to elevate organizational risk awareness; continuously maintains the validity and appropriateness of the Company's institutional system by designing an evaluation system for the system to be issued, regularly assessing the results of its implementation, and maintaining and updating the system as needed.

[5] SOX audits refer to a compliance examination that verifies adherence to the *Sarbanes-Oxley Act*'s requirements for financial reporting integrity, information security controls, and audit independence.

Risk management and internal control processes



Risk Identification & Assessment — To identify internal and external matters that affect the achievement of the Company's objectives, analyze risks and opportunities, assess the likelihood of occurrence and degree of impact of risks with respect to the identified risk factors, and reasonably determine risk response strategies;

Business control — To take a series of measures and procedures based on the results of the risk assessment, including segregation of authority and responsibility, risk authorization systems, adequate documentation and records, asset security, independent verification, and appropriate segregation of duties to keep risks within acceptable levels;

Information & Communication — To identify and gather the relevant information from within and outside the Company, and transmit it to relevant personnel in a timely manner;

Monitoring — To supervise and inspect the establishment and implementation of the Company's internal controls, evaluate the effectiveness of internal controls, identify internal control deficiencies, and making continuous improvements.

We have engaged an independent consulting firm to assist us in evaluating the effectiveness of the design and implementation of internal controls and making timely improvements to the identified issues to enhance the overall level of risk management and internal controls.

02

Staying Adaptive and Forward-looking, We Anchor Our Course Toward Sustainable Development



Staying Practical and Dedicated to Self-Empowerment, We continue to Solidify the Foundation for Future Growth

Staying Adaptive and Forward-looking, We Anchor Our Course Toward Sustainable Development

Supporting Innovations, We Strive to Build an Integrity-based Development Ecosystem

Sure and Steady, We Focus on Delivering Reliable Cloud Services

United in Purpose, We Share the Fruits of Corporate Growth

Going Green in Action, We Work Together to Build an Ecologically Harmonious World

Beginning at the Sources, We Pool Efforts to Build Sustainable Supply Chains

Staying Committed, We Join Forces with Stakeholders to Promote Public Welfare and Charity

12

Statement of the Board

The Board of Kingsoft Cloud is the highest decision-making body for ESG governance and fully accountable for the Company's ESG strategy and reporting. The Corporate Governance Committee of the Board oversees and makes recommendations on the management of ESG matters.

With reference to the results of materiality analysis on ESG issues, Kingsoft Cloud develops ESG strategies before integrating them into the Company's operation. The Board participates in the evaluation, prioritization, and management of important ESG issues. For detailed information on the specific evaluation process and results of ESG issues, please refer to the "Stakeholder Communication" and "Materiality Analysis" sections of this report. This year, the Company actively conducted work on important ESG issues related to privacy and data security, employee development and training, product and service stability and quality, etc., and the progress and results of the work on the corresponding key ESG issues have been described at the appropriate places in this report.

Kingsoft Cloud highly values the significant impact of ESG-related risks and opportunities, including those stemming from climate change, and incorporates ESG risks into the risk management system. The Board participates in the assessment of ESG-related risks and opportunities, and continuously monitors the implementation of ESG risk management policies to ensure that the internal control system effectively identifies, manages and reduces ESG risks associated with business operations. This year, the Company has established processes for identifying, assessing, and managing climate change-related risks and opportunities, and has continued to conduct risk identification, assessment, and management in the areas of information technology and human resources.

During the reporting period, the Company has established environmental management targets, and the Board has reviewed and discussed the establishment of the targets and examined the achievement of the environmental targets to continuously promote ESG management. For details of the review of the targets, please refer to the section "Going Green in Action, We Work Together to Build an Ecologically Harmonious World" chapter of this report.

This report discloses in detail the progress and effectiveness of the Company's ESG work in 2024, which has been reviewed and approved by the Board on April 15, 2025.

ESG Governance Structure

Kingsoft Cloud has established a comprehensive and complete ESG governance structure and management system at three levels: governance, management and executive levels, and improve the Company's overall sustainable development performance.



Governance level » **The Board**

The Board of Kingsoft Cloud is the highest decision-making body for ESG governance and fully accountable for the Company's ESG strategy and reporting. The Corporate Governance Committee of the Board oversees and makes recommendations on the management of ESG matters.

Management level » **The Chief Executive Officer (hereinafter "CEO") office[6]**

The CEO office is responsible for assisting the Corporate Governance Committee to make overall decisions on Kingsoft Cloud ESG matters, guiding and supervising the implementation of ESG work in ESG-related departments, comprehensively promoting the effective implementation of Kingsoft Cloud ESG strategies and actions; and managing communication with stakeholders on ESG matters.

Executive level » **ESG-related departments**

All ESG-related departments are responsible for implementing ESG management strategy, and regularly reporting ESG action plans and work progress to the Corporate Governance Committee and management.

To better integrate the concept of sustainable development into the Company's overall strategy, we have incorporated ESG objectives and achievements, such as business ethics, information security, compliance management and anti-bribery into the compensation and performance evaluation for CFO, management and employees, thus realizing the linkage between employee compensation and sustainability performance.

Kingsoft Cloud has issued the *Kingsoft Cloud Compensation Recoupment Policy*, which applies to, but is not limited to, the CEO, CFO, and Finance Director. The policy clearly stipulates that if material errors are found in the financial reports and the financial restatement are made as a result, the Company will recover from the relevant persons the excess amount of erroneously awarded compensation (including cash and equity) obtained on the basis of the materially incorrect financial reports. The formulation of this policy helps to raise employees' awareness of risk and responsibility, reduce the Company's legal risks and protect shareholders' rights and interests.

[6] The CEO Office includes senior executives responsible for operation, finance, organizational human resources, etc.



Staying Practical and Dedicated to Self-Empowerment, We continue to Solidify the Foundation for Future Growth

Staying Adaptive and Forward-looking, We Anchor Our Course Toward Sustainable Development

Supporting Innovations, We Strive to Build an Integrity-based Development Ecosystem

Sure and Steady, We Focus on Delivering Reliable Cloud Services

United in Purpose, We Share the Fruits of Corporate Growth

Going Green in Action, We Work Together to Build an Ecologically Harmonious World

Beginning at the Sources, We Pool Efforts to Build Sustainable Supply Chains

Staying Committed, We Join Forces with Stakeholders to Promote Public Welfare and Charity


13

Stakeholder Communication

Kingsoft Cloud is committed to establishing open, transparent, diverse, and efficient communication channels. We actively engage with stakeholders, placing paramount importance on their feedback and concerns, to ensure all business decisions and actions comprehensively address stakeholders' interests and expectations.

To promptly and thoroughly understand stakeholders' concerns and expectations regarding our ESG initiatives, and effectively identify and manage related risks and opportunities, Kingsoft Cloud maintains ongoing engagement through regular reports and announcements, and email communications.

This year, our key stakeholder engagements include the following:

Stakeholders	Clients	Shareholders and other investors	Employees	Government and Regulatory bodies	Suppliers and other business partners	Media, NGOs and industry associations	Public and community
ESG Issues	• Privacy and data security • Product stability and quality • Quality service • Technology innovation • Reasonable product and service costs	• Business compliance • Return on investment • Climate change and business continuity • Green operations	• Rights and benefits protection • Compensation and benefits • Health and safety • Development and training • Diversity and equality	• Business compliance • Privacy and data security • Business ethics • Green operations	• Fair cooperation • Mutual benefit and win-win results • Business ethics • Green operations	• Corporate social responsibility • Cooperation and development • Green operations	• Public welfare activities • Charitable donation • Volunteering service • Green operations
Communication and Response Channels	• Company official website • Product launch • Satisfaction survey • Customer communication and complaint channels	• Shareholders' meeting • Regular reports and announcements • Roadshow events • Investor email communication • Online and offline investor meeting communication	• Online and offline training activities • Regular research feedback • Employee grievance channels • Internal office system • Internal communication meeting	• Government consultation • Regular reports and announcements • Supervision and inspection • Project cooperation	• Bid invitation/business bidding • Purchasing activities • Contracts & agreements • On-site visits	• Regular reports and announcements • Roadshow events • Company website and social media platforms • Press conferences • Product launch	• Public service activities • Company website and social media platforms

Staying Practical and Dedicated to Self-Empowerment, We continue to Solidify the Foundation for Future Growth

Staying Adaptive and Forward-looking, We Anchor Our Course Toward Sustainable Development

Supporting Innovations, We Strive to Build an Integrity-based Development Ecosystem

Sure and Steady, We Focus on Delivering Reliable Cloud Services

United in Purpose, We Share the Fruits of Corporate Growth

Going Green in Action, We Work Together to Build an Ecologically Harmonious World

Beginning at the Sources, We Pool Efforts to Build Sustainable Supply Chains

Staying Committed, We Join Forces with Stakeholders to Promote Public Welfare and Charity

14

Materiality Analysis

By referencing Sustainable Development Goals (SDGs), exchange requirements, investor concerns, domestic and international policies, and aligning with our corporate strategy, we have identified 18 key ESG topics. Through systematic research and analysis, we have gauged internal and external stakeholders' levels of concern for each ESG topic. Using dual dimensions of "materiality to Kingsoft Cloud" and "materiality to stakeholders", we prioritized these key ESG topics. This year's assessment yielded 9 highly material topics and 9 generally material topics, visualized in our materiality matrix on the right:



Materiality to Stakeholders

Highly material

Generally material

Generally material · · · · · Highly material

Materiality to Kingsoft Cloud

Societal Impact of Products & Services

Products & Services Stability and Quality

Ethical Business Practices

Privacy & Data Security

Intellectual Property Rights Protection

Development & Training

Sustainable Supply Chain

Technological Innovation

Green Operation

Customer Services

Renewable & Energy Efficiency

Operational Waste

Climate Change & Business Continuity

Employee Rights

Talent Attraction & Retention

Corporate Responsibility

Heath & Safety

Labor Standards

03

Supporting Innovations, We Strive to Build an Integrity-based Development Ecosystem

Kingsoft Cloud strictly complies with all applicable laws and regulations governing business ethics in jurisdictions where it operates. We require every employee and business partner to uphold core values of integrity, adhere to the high standards of business ethics, and collectively build a business ecosystem characterized by fairness, integrity, and transparency.

Applicable SDGs:

16 PEACE, JUSTICE AND STRONG INSTITUTIONS



Staying Practical and Dedicated to Self-Empowerment, We continue to Solidify the Foundation for Future Growth

Staying Adaptive and Forward-looking, We Anchor Our Course Toward Sustainable Development

Supporting Innovations, We Strive to Build an Integrity-based Development Ecosystem

Sure and Steady, We Focus on Delivering Reliable Cloud Services

United in Purpose, We Share the Fruits of Corporate Growth

Going Green in Action, We Work Together to Build an Ecologically Harmonious World

Beginning at the Sources, We Pool Efforts to Build Sustainable Supply Chains

Staying Committed, We Join Forces with Stakeholders to Promote Public Welfare and Charity



Intellectual Property Management

Intellectual property (also referred as IP) safeguards the innovative efforts of business enterprises and represents the core competitiveness that enables Kingsoft Cloud to deliver business growth and cutting-edge cloud services. We strictly comply with China's intellectual property protection laws and regulations, including the *Patent Law of the People's Republic of China, the Copyright Law of the People's Republic of China, the Trademark Law of the People's Republic of China, and the Advertising Law of the People's Republic of China*. Through continued enhancement of our integrated IP management system that centers on patents, copyrights, and trademarks, we stay committed to strengthening the protection of our intellectual property, and make all efforts to ensure every one of our innovations receives the due recognition and protection they deserve and provide the incentive to unleash the boundless potential in our technological innovation.

Protection of Proprietary Intellectual Property

We give top priority in the protection of our proprietary intellectual property and continue to enhance the life-cycle management of our intellectual property.

The Company has formulated the *Kingsoft Cloud Management Measures for Intellectual Property* to further enhance the restrictions on the delivery of our proprietary IP and source codes, including clarifying the categories of non-deliverable IP and establishing strict approval processes for deliverable IP, to further standardize the creation and delivery of proprietary IP and strengthen the protection of the Company's intangible assets. For trade secrets for which no IP rights have been applied for or granted, the Company has established a unified management system by implementing the *Kingsoft Cloud Trade Secret Management Measures*. We have strengthened the confidentiality management of critical information and classified trade secrets, including technical data, source codes, product design documents, classified management by classification levels, enabling the Company to achieve coordinated and unified management of its intellectual property and trade secrets. In this year, we formally incorporated trade secret protection into our corporate culture handbook, as part of the efforts to further heighten the awareness of our people for safeguarding our business secrets.

The Company has established a strict review mechanism for the protection of its trademarks and brands. Any external use of the trademarks requires the joint review by the Marketing Department, the Capital Market Department and the Legal Department and written authorization. In case of infringement of its IP rights or damage to its brands, the Company will immediately launch its emergency response mechanism to minimize the negative impact of the infringements and effectively safeguard Kingsoft Cloud's IP rights as well as its legitimate rights and interests.

In this year, we had comprehensively upgraded our intellectual property management system and databases. By leveraging both its proprietary databases and the public resource pools, we conduct regular patent monitoring and data analyses, and drawing on regulatory findings, analytical findings and our brand management framework, ensure comprehensive protection of Kingsoft Cloud's proprietary intellectual property.

Emergency Response Mechanism

Ask

The Legal Department learns about the information of the issues upon communication and verification with relevant departments, and figures out the response mechanism quickly

Fix

The Legal Department leads the work of handling infringement issues via consultation, response and communication; in case of special circumstances, the Legal Department updates investment departments and the management on circumstance details, and proposes the adoption of the company-level response mechanism

Report

The relevant departments inform other parties involved (if any) of handling results. The Legal Department takes supplementary measures together with the Public Relations Department if required, such as information disclosure via media for maintaining sound public relations, and reassurance among investors

Kingsoft Cloud
Staying Practical and Dedicated to Self-Empowerment, We continue to Solidify the Foundation for Future Growth
Staying Adaptive and Forward-looking, We Anchor Our Course Toward Sustainable Development
Supporting Innovations, We Strive to Build an Integrity-based Development Ecosystem
Sure and Steady, We Focus on Delivering Reliable Cloud Services
United in Purpose, We Share the Fruits of Corporate Growth
Going Green in Action, We Work Together to Build an Ecologically Harmonious World
Beginning at the Sources, We Pool Efforts to Build Sustainable Supply Chains
Staying Committed, We Join Forces with Stakeholders to Promote Public Welfare and Charity
17

Prevention of Intellectual Property Rights Infringements

While protecting our own IP rights, we respect and protect the IP rights of others. From time to time, the Company monitors the latest patent applications and technical papers in the patent databases around the globe and in the Internet domain in light of changes in its product lines and the characteristics of relevant technologies, assesses their potential impact on the technical development of the Company and minimize the Company's exposure to IP infringements.

To prevent infringement of the IP rights of third parties and to strengthen the management of copyrighted software products, the Company has issued the *Kingsoft Cloud Compliance Management Rules for Software* to clarify the application processes for the procurement and use of daily and special software products and promote the legitimate use of copyrighted software.

The Company incorporates the core granted patents into its core patent package, and makes strategic preparations of documents and materials for similar patents in the industry, to stay prepared for potential patent infringement lawsuits and prevent invalid patents. In case of infringement claims, the infringement emergency response team formed by the Legal Department and relevant departments will carry out infringement response activities in accordance with the company-level response mechanism, and address the relevant issues in accordance with the applicable laws and regulations.

Outbound Email Content Screening Group

This group is responsible for mitigating all risks relating to outbound promotion materials, official website contents, participation in large events, including the infringement risk, risk of secret leaks, legal risk of advertisements and publications, and risk associated with the release of sensitive information.

In recent years, Kingsoft Cloud has been widely recognized for its IP management and protection. The awards and recognitions include Exemplary Enterprise for Intellectual Property of Beijing, National High-tech Enterprise, Outstanding Intellectual Property Management Team in China, and National Intellectual Property Lead Enterprise. In 2024, the Company was the winner of the 2024 ALB China Top 15 New Technology In-House Teams from the Asian Legal Business (ALB) of Thomson Reuters and received the Excellence Award in the 25th China Patent Awards.







In this year

- Kingsoft Cloud received **413** granted patents and completed the copyright registration of **90** computer software products.

By the end of 2024

- we owned a cumulative total of **1,304** granted patents globally, including **1,168** invention patents, **135** design patents and **1** utility model patent, and had completed copyright registrations for a cumulative total of **841** computer software products.



2024 ALB COMMERCE & FINANCE

2024 ALB China十五佳新科技公司法务团队
2024 ALB China Top 15
New Technology In House Teams
北京金山云网络技术有限公司知识产权与数据合规团队
IP & Data Compliance Team, Beijing Kingsoft Cloud Network Technology Co., Ltd.
通商律师事务所
COMMERCE & FINANCE LAW OFFICES

Winner of the 2024 ALB China Top 15 New Technology In-House Teams

Kingsoft Cloud

Staying Practical and Dedicated to Self-Empowerment, We continue to Solidify the Foundation for Future Growth

Staying Adaptive and Forward-looking, We Anchor Our Course Toward Sustainable Development

Supporting Innovations, We Strive to Build an Integrity-based Development Ecosystem

Sure and Steady, We Focus on Delivering Reliable Cloud Services

United in Purpose, We Share the Fruits of Corporate Growth

Going Green in Action, We Work Together to Build an Ecologically Harmonious World

Beginning at the Sources, We Pool Efforts to Build Sustainable Supply Chains

Staying Committed, We Join Forces with Stakeholders to Promote Public Welfare and Charity

18

Promotion and Education of Intellectual Property Protection

In 2024, the Company conducted 10 IP-related training sessions, both online and in-person and in other forms, for employees from various product lines, including cloud computing, cloud storage, and digital healthcare, among others.



The "426" Intellectual Property Drive

In April 2024, under the theme of "*forging ahead with technology and innovation, and safeguarding the journey through IP Protection*", Kingsoft Cloud and Kingsoft Group jointly launched the "426 Intellectual Property Drive". The event included online quizzes and offline stamp-collection games, and enhanced employee engagement through emails to all staff members, Kingsoft Teams announcements, digital displays in public areas, posters, and on-site promotions. The online quizzes spread across 22 departments of the Company, and attracted 759 participations. With questions ranging from patents, trademarks, software copyrights, trade secrets to other IP-related topics, the quizzes enabled the employees to gain deepened and comprehensive understanding and heighted their awareness of IP protection. The offline stamp-collection games combined IP-related true-or-false and multiple-choice questions into gameplay, and the merging of IP education with entertainment, successful in boosting engagement, attracted over 560 participants.







Data Privacy & Trade Secrets Protection Awareness Month

The 2024 *Data Privacy & Trade Secrets Protection Awareness Month* included many events designed to promote the participation of all Kingsoft Cloud people and raise their sense of value. The Company organized a "*All About Intellectual Property*" special training session in Wuhan, which focused on the creation, utilization, protection, and management of IP rights, and heightened the R&D personnel's awareness of IP protection in relation to patents, trademarks, software copyrights, trade secrets. The training covered all R&D departments, including Public Cloud Product Center, Galaxy Stack Cloud, Edge Cloud, and Industry Cloud, and the total number of participants exceeded 240.







Staying Practical and Dedicated to Self-Empowerment, We continue to Solidify the Foundation for Future Growth

Staying Adaptive and Forward-looking, We Anchor Our Course Toward Sustainable Development

Supporting Innovations, We Strive to Build an Integrity-based Development Ecosystem

Sure and Steady, We Focus on Delivering Reliable Cloud Services

United in Purpose, We Share the Fruits of Corporate Growth

Going Green in Action, We Work Together to Build an Ecologically Harmonious World

Beginning at the Sources, We Pool Efforts to Build Sustainable Supply Chains

Staying Committed, We Join Forces with Stakeholders to Promote Public Welfare and Charity

19



Intellectual Property Cooperation

Kingsoft Cloud actively engages in IP cooperation and is committed to creating a favorable innovation ecology in the industry. In its role as the chairman company of the Internet Intellectual Property Opening and Cooperation Alliance, the Company leads other alliance members in collaborative efforts in relation to intellectual property, including IP operation and licensing, industrial technological development and the study of patent strategy trends, and drives efforts in building the joint defense and risk response mechanisms for overseas intellectual property protection. As part of its ongoing endeavour to advance IP value creation and management, the Company continues to strengthen collaborations with IP management firms to enhance utilization efficiency of IP assets and its capabilities to turn patents into profits.

Kingsoft Cloud actively participates in formulating national and industry standards. In 2024, the Company contributed to the drafting of the *Patent Fees Rules for Innovating Entities*, a national standard being developed under the supervision of the China National Intellectual Property Administration (CNIPA). By deeply engaging in the development of industry standards and policy research, Kingsoft Cloud works to promote synergistic collaboration among the industry-university-research (IUR) participants and technology democratization, and drive the flourishing evolution of the ecosystem in the industry.



University-Enterprise Collaboration

Kingsoft Cloud has collaborated with leading law schools to promote the development of legal professionals, the Company is better positioned to strengthen its legal resources and reserves. This year, the Company partnered with Tsinghua University to organize an intellectual property symposium, enabling students to gain insights into corporate IP management frameworks, operational logic, and real-world demands for IP commercialization. Additionally, Kingsoft Cloud entered into a university-enterprise collaboration program with China University of Political Science and Law, facilitating knowledge transfer through offline workshops, internships, and practical demonstrations of IP strategies. These initiatives bridge academic theories with industrial applications, empowering students to apply classroom learning to enterprise-level challenges.



Intellectual property symposium co-organized by Kingsoft Cloud and Tsinghua University



Collaboration between Kingsoft Cloud and China University of Political Science and Law

Kingsoft Cloud

Staying Practical and Dedicated to Self-Empowerment, We continue to Solidify the Foundation for Future Growth

Staying Adaptive and Forward-looking, We Anchor Our Course Toward Sustainable Development

Supporting Innovations, We Strive to Build an Integrity-based Development Ecosystem

Sure and Steady, We Focus on Delivering Reliable Cloud Services

United in Purpose, We Share the Fruits of Corporate Growth

Going Green in Action, We Work Together to Build an Ecologically Harmonious World

Beginning at the Sources, We Pool Efforts to Build Sustainable Supply Chains

Staying Committed, We Join Forces with Stakeholders to Promote Public Welfare and Charity

20

Integrity

Upholding the principle of "Integrity and Ethics", Kingsoft Cloud strictly abides by applicable laws and regulations, including the *Civil Code of the People's Republic of China*, *the Supervision Law of the People's Republic of China*, *the Company Law of the People's Republic of China*, *the Anti-money Laundering Law of the People's Republic of China*, and *the Opinions on Strengthening the Development of a Culture of Integrity in the New Era*. In addition, the Company regularly reviews and updates its internal rules and policies, including the *Employee Manual*, in light of the new legal requirements of the *Amendment XII to the Criminal Law of the People's Republic of China*, and *the revised Anti-Unfair Competition Law of the People's Republic of China (draft amendment)*. With zero tolerance for any form of bribery, extortion and fraud and through continued efforts in improving its risk prevention and management capabilities in respect of anti-corruption and anti-money laundering, the Company strives to build a corruption-free and transparent business environment to ensure all business activities are lawful and compliant.



Business Ethics Governance Structure

Kingsoft Cloud has established a three-tier business ethics governance system comprising the Audit Committee of the Board, the Internal Control and Audit Department, and business and functional departments. The Audit Committee, the highest governing body for business ethics, is responsible for overseeing the handling of corruption cases, monitoring the compliance with business ethics across the Company, and reporting annually to the Board of Directors. The Internal Control and Audit Department coordinates, supervises and guides the specific business ethics practices and activities within the Company, including business ethics audits and training, and join forces with various business and functional departments to conduct business ethics management activities.



Anti-corruption

Kingsoft Cloud devotes serious resources to enforce corruption control over critical risk areas and high-risk groups, including continuously increasing input and manpower to follow up on internal clues and investigate corruption cases, and conducting reviews and postmortems on past cases.

The Company continues to promote its annual corruption inspection tours and interviews. The Company interviewed relevant departments and staff members and collected feedback and recommendations as well as clues, as part of the overall efforts to drive corruption investigations and facilitate risk management.

In addition, we have systematically gone over potential conflicts of interest and improper payments to identify high-risk areas prone to corruption, and established corresponding mechanisms to reduce the likelihood of corrupt practices during business activities. We conduct annual business ethics audits on all company operations, including critical business components, such as accounts receivable, expense management, supplier onboarding and evaluation, and customer credit assessments, and for any issues identified during the audits, we will provide correction recommendations and oversee their implementation.

We provide multiple channels for consultation on integrity and compliance issues, and by providing reminders and display notice boards before holidays and vacations to help our people stay mindful of our integrity requirements and be clear about the channels and process for declaring gifts and cash received, maximally reduce the risk of accepting gifts in violation of company policies.

In 2024, there was no fraud action and/or litigation proceeding against the Company or its people that had been initiated and completed.

For more information on anti-corruption in the supply chain, please refer to the section "Beginning at the Sources, We Pool Efforts to Build Sustainable Supply Chains - Supplier Capacity Building".

Kingsoft Cloud
Staying Practical and Dedicated to Self-Empowerment, We continue to Solidify the Foundation for Future Growth
Staying Adaptive and Forward-looking, We Anchor Our Course Toward Sustainable Development
Supporting Innovations, We Strive to Build an Integrity-based Development Ecosystem
Sure and Steady, We Focus on Delivering Reliable Cloud Services
United in Purpose, We Share the Fruits of Corporate Growth
Going Green in Action, We Work Together to Build an Ecologically Harmonious World
Beginning at the Sources, We Pool Efforts to Build Sustainable Supply Chains
Staying Committed, We Join Forces with Stakeholders to Promote Public Welfare and Charity
21

Fostering Business Ethics Awareness

We enhance anti-corruption awareness of all employees through a wide range of business ethics awareness-raising activities, such as special training, thematic education, video campaigns and rich push notifications, emphasizing awareness enhancement through warnings and an issue-specific approach. Through efforts on diverse fronts to cultivate a corruption-free brand and promote a culture of integrity, we endeavor to build a line of defense with a no-corruption mindset, and foster a compliance-driven, transparent, and integrity-centered corruption-free corporate culture.

In this year, the Company carried out various integrity culture initiatives under the theme of “1+N Collaborative Building: United in Integrity Action”.

On-site Learning

The Company organized three visits to the education bases focusing on the anti-corruption and integrity promotion theme. Through on-site visits and instruction, employees gained profound insights into the harms of corruption and the importance of integrity self-discipline.


金山云“云正风清，砥砺前行”主题警示教育活

Joint Efforts to Promote Integrity

Kingsoft Cloud partnered with Xiaomi’s Supervision Department to launch the “Sunshine Classroom” integrity initiative in the Xiaomi Science and Technology Park, featuring an on-site lecture by experts from the People’s Procuratorate of Haidian District. This program enhanced ethical awareness of all employees and fostered a culture of compliance in the workplace.



Thematic events

By leveraging events like Family Day, sports meets, and other corporate gatherings, the Company organizes integrity-promotion initiatives such as “Family for Integrity” Campaign and “Coffee for Integrity” activities. These programs engaged employees through popular formats, such as badge-making workshops and integrity-themed coffee drinking, and helped embed ethical values into daily workplace, expand the reach of the corruption-free culture, and foster the Company’s corporate culture.







Staying Practical and Dedicated to Self-Empowerment, We continue to Solidify the Foundation for Future Growth

Staying Adaptive and Forward-looking, We Anchor Our Course Toward Sustainable Development

Supporting Innovations, We Strive to Build an Integrity-based Development Ecosystem

Sure and Steady, We Focus on Delivering Reliable Cloud Services

United in Purpose, We Share the Fruits of Corporate Growth

Going Green in Action, We Work Together to Build an Ecologically Harmonious World

Beginning at the Sources, We Pool Efforts to Build Sustainable Supply Chains

Staying Committed, We Join Forces with Stakeholders to Promote Public Welfare and Charity


22

In this year

> Kingsoft Cloud further expanded the scope and depth of its integrity initiatives. A total of **19** integrity-themed education activities and training sessions were organized. Leveraging communication channels such as official bulletins and the of our Kingsoft's "Integrity and Ethics" official account, the Company published **69** thematic graphics and articles, produced **4** video series, and attracted a total of **29,421** interactions. Additionally, the annual integrity knowledge assessment was conducted on all our people, from Board members, management, employees to interns, with a **100%** pass rate, including approximately **1,100** who scored full marks.





Whistleblowing Mechanism and Whistleblower Protection

Kingsoft Cloud encourages all relevant stakeholders and the public to report the non-compliant behaviors of its employees or related person, including corruptions and frauds. We encourage real-name reporting and also welcome anonymous reports. In this year, in addition to our 24/7 online complaint and reporting channel through the Integrity Monitoring Service Desk, we launched the Integrity Monitoring Assistant to provide employees with step-by-step online operational guides to facilitate reporting of issues at the earliest opportunity. Upon receiving the information and clues on potential issues, the Company classified them in accordance with the *Kingsoft Cloud Measures for Complaints and Whistleblowing* to improve the efficiency of responding to the reports and resolving the reported issues.

The Company complies with the whistleblower system issued by the U.S. Securities and Exchange Commission (SEC) and strictly protects whistleblower information. Any infringement of whistleblower privacy or any retaliation against whistleblowers, witnesses and investigators will be punished severely and, if such activity constitutes a crime, will be turned over to judicial authorities in accordance with the law. Once a reported case is verified, the Company will reward the whistleblower appropriately.

The corruption report platform has been set up on our website where information on whistleblowing and whistleblowing channels is provided.

Whistleblowing Channels



Mailing address	Supervision Department of Kingsoft Cloud, Building D, Xiaomi Science and Technology Park, Xierqi Middle Road, Haidian District, Beijing, Postal code: 100085
Whistleblowing hotline	010-62927777 6356
Whistleblowing mailbox	KCjubao@kingsoft.com
Online whistleblowing channel for employees	Whistleblowing portals are available in both the Integrity Monitoring Service Desk and the "Integrity and Ethics" official account

Anti-money Laundering

The Company strictly abides by the laws and regulations regarding anti-money laundering in jurisdictions where it operates. We conduct anti-money laundering audits on all departments involved in financial transactions, and assess non-compliance risks from multiple dimensions and develop countermeasures, to prevent our facilities, products and services from being used in financial crimes. We strictly screen our customers, potential customers and suppliers to ensure our products and services are not used in money laundering or terrorist activities. Besides, we provide our large corporate customers with anti-money laundering and anti-fraud software and services to leverage our technological solutions to identify and report suspicious transactions and activities in a timely manner, and enhance our customers' anti-money laundering and anti-fraud capabilities.

Learn more about our Code of Business Conduct and Ethics – Anti-money Laundering Policy *at Kingsoft Cloud.*

04

Sure and Steady, We Focus on Delivering Reliable Cloud Services

At Kingsoft Cloud, we are committed to upholding the corporate value of "customer first, and differentiation through excellence in technology and innovation". While ensuring data security and personal privacy, we leverage technological innovation as the driving force to continuously enhance the quality of our products and services. We are committed to creating a secure, stable and reliable cloud service environment, empowering customers with efficient operations, and driving the long-term sustainable development of their businesses.

Applicable SDGs:

9 INDUSTRY, INNOVATION AND INFRASTRUCTURE

12 RESPONSIBLE CONSUMPTION AND PRODUCTION

Staying Practical and Dedicated to Self-Empowerment, We continue to Solidify the Foundation for Future Growth

Staying Adaptive and Forward-looking, We Anchor Our Course Toward Sustainable Development

Supporting Innovations, We Strive to Build an Integrity-based Development Ecosystem

Sure and Steady, We Focus on Delivering Reliable Cloud Services

United in Purpose, We Share the Fruits of Corporate Growth

Going Green in Action, We Work Together to Build an Ecologically Harmonious World

Beginning at the Sources, We Pool Efforts to Build Sustainable Supply Chains

Staying Committed, We Join Forces with Stakeholders to Promote Public Welfare and Charity

24

Product and Service Excellence

As a leading expert in high-quality cloud services, Kingsoft Cloud continuously enhances its product and service quality through standardized and systematic measures, striving to "deliver industry-leading and high-quality cloud services and be the customers' most trusted cloud partner".

Leveraging our robust infrastructure R&D capabilities, we develop modularized cloud products and customizes solutions for enterprises and institutions across industries to meet specific needs. While fully unlocking the potential of infrastructure resources, Kingsoft Cloud remains committed to providing secure, reliable, stable and high-quality cloud services, empowering businesses to steadily advance on their path of sustainable development.

Quality Assurance

This year, the Company enhanced its quality management organizational structure by establishing a dedicated Quality Department to comprehensively oversee the quality management of core business operations. Beyond the existing public cloud product business, quality management has been expanded to include edge cloud and galaxy cloud product lines, ensuring effective implementation of quality requirements across diverse business scenarios. Additionally, the Company strengthened quality governance by appointing the CEO as the head of the quality working group to oversee the quality management system. Team members have clearly defined roles and responsibilities and collaborate closely to advance quality management initiatives, continuously enhancing the Company's overall operational quality assurance capabilities.

In terms of quality assessment, the Company refined its quality performance assessment framework for all first-tier departments by adopting the Objectives and Key Results (OKR) management methodology. The assessment results are made public to ensure that the assessment metrics are precisely aligned with the business characteristics and organizational scale of each department, guaranteeing scientific and rational assessment standards.

Operational Stability

In strict compliance with its internal management policies, such as the *Kingsoft Cloud Data Center Access Technical Specifications* and the *Kingsoft Cloud Server Hardware Introduction Specifications*, and focusing on factors such as potential hazard control, quality monitoring, operation and maintenance automation and emergency response, the Company continues to formulate and refine its quality management policies and technical specifications, and optimize its quality control processes to ensure the operational stability of its cloud platform. This year, the Company further enhanced the quality management system. Based on the existing specifications, we updated the *Kingsoft Cloud Change Management Specifications* and the *Kingsoft Cloud Troubleshooting Collaboration Specifications*, to safeguard stable business operations. During the reporting period, the Company incurred no incidents that led to operational downtime.





Staying Practical and Dedicated to Self-Empowerment, We continue to Solidify the Foundation for Future Growth

Staying Adaptive and Forward-looking, We Anchor Our Course Toward Sustainable Development

Supporting Innovations, We Strive to Build an Integrity-based Development Ecosystem


Sure and Steady, We Focus on Delivering Reliable Cloud Services

United in Purpose, We Share the Fruits of Corporate Growth

Going Green in Action, We Work Together to Build an Ecologically Harmonious World

Beginning at the Sources, We Pool Efforts to Build Sustainable Supply Chains

Staying Committed, We Join Forces with Stakeholders to Promote Public Welfare and Charity


25

Potential Hazard Control

Potential hazard control is crucial for ensuring the stable operation of cloud services. The Company has established a comprehensive potential hazard control system, encompassing product R&D, delivery management, and infrastructure development, to ensure robust prevention of system failures.

The Company focuses on standardizing the product R&D process by improving configuration management and unifying environmental parameters to minimize system failures caused by misconfigurations. Additionally, we implement strict oversight of external dependency components, and devote serious attention to screening and managing third-party libraries and system modules to prevent compatibility issues and security risks. For high-concurrency scenarios[7], adjustments are made to code structure, database query mechanisms, and resource scheduling strategies to enhance elastic scalability[8], improve the system's adaptability to traffic fluctuations, and reduce the risk of operational failures.

The Company regularly conducts comprehensive review and assessment of business architectures to identify potential risks and formulate corresponding management measures. This year, the Company systematically updated its delivery checklists and failure scenario lists for key high-performance computing services, establishing corresponding process automation measures and safeguard mechanisms (SLA[9]). Prior to service delivery, stress testing, automated configuration checks, and firmware version management are implemented to minimize post-delivery failures and performance issues encountered by customers during actual use.







Stress testing	**Automated Configuration Checks**	**Firmware Version Management**
Simulate high-load environments to verify the stability of high-performance computing services under varying concurrent conditions, ensuring stable operation during peak periods	Verify system parameters against predefined standards to prevent functional anomalies or performance degradation caused by configuration errors	Centralize upgrades and maintenance of firmware to minimize compatibility issues arising from different firmware versions

In terms of infrastructure development, the Company continuously optimizes server room management, enhances staff capabilities, and retrofits or upgrades aged or high-risk equipment to strengthen system reliability. Meanwhile, newly built server rooms fully meet cross-AZ[10] disaster recovery requirements for products and services, further reinforcing its business continuity assurance. In addition, the Company has introduced backup systems to ensure stable network operations during unexpected failures. Ongoing software upgrades and security patch implementations are systematically conducted to elevate the system's security and stability.

Product Quality Monitoring

In strict compliance with the *Kingsoft Cloud Service Comprehensive Review Checklist* (hereinafter "the Checklist"), the Company continuously monitors basic indicators in relation to physical equipment and operating system to enhance service stability and compliance. Outliers will instantly trigger alerts and be escalated immediately, and all basic indicators were 100% monitored this year. For cloud services not yet launched, we review basic indicators against the Checklist. For cloud services that are already rolled out, we conduct regular inspections to ensure that our products continuously meet the compliance requirements during operation, maintenance and the change process.

Moreover, the Company continued to enhance the operational stability of cloud platform this year. We formulated and released the *SLI[11] Design Specifications*, and established observability projects, with a 100% coverage of service-level and module-level SLI metrics across six core products lines, to significantly improving product observability and refined operational management capabilities.

---

[7] High-concurrency scenarios refer to the simultaneous access to the system, application, or service by a large number of users or requests.

[8] Elastic scalability refer to the system's ability in a cloud computing environment to automatically adjust the amount and type of computing resources (e.g., CPU, memory, and storage) in response to changes in business demands. This ensures optimal performance under high loads and efficient resource conservation under low loads.

[9] SLA (Service Level Agreement) is an agreement between a service provider and a customer regarding the quality of service, performance, and availability, and it defines service indicators, responsibilities, and troubleshooting procedures.

[10] AZ (Availability Zone) refers to a data center that is independently operated by a cloud service provider within the same geographical region. Each AZ has its own power, network and other infrastructure to maintain high availability and disaster recovery capabilities.

[11] SLI (Service Level Indicator) is used to quantify and assess the quality level of services provided by a service provider.





Kingsoft Cloud
Staying Practical and Dedicated to Self-Empowerment, We continue to Solidify the Foundation for Future Growth
Staying Adaptive and Forward-looking, We Anchor Our Course Toward Sustainable Development
Supporting Innovations, We Strive to Build an Integrity-based Development Ecosystem
Sure and Steady, We Focus on Delivering Reliable Cloud Services
United in Purpose, We Share the Fruits of Corporate Growth
Going Green in Action, We Work Together to Build an Ecologically Harmonious World
Beginning at the Sources, We Pool Efforts to Build Sustainable Supply Chains
Staying Committed, We Join Forces with Stakeholders to Promote Public Welfare and Charity
26



Change Operation Management

This year, the Company updated the *Kingsoft Cloud Change Management Specifications*, and launched a change risk control initiative to enhance the refinement and risk mitigation capabilities of change management. Leveraging the Aoge Cloud Platform, the Company has optimized the change process and improved the mechanisms, such as pre-change checks, linked process monitoring, and post-change integration verification. Through standardized and systematic online operations, these improvements have minimized risks in change management while boosting the stability and reliability of cloud services. A centralized approval portal has also been introduced to achieve unified oversight of changes, improving both execution quality and operational efficiency.

The Company has also enhanced the low-frequency blackout[12] change operations by developing visualization solutions, achieving 100% visualized access and significantly elevating the visibility and control of such operations. This year, the Company incurred 0 failures due to changes of the platforms.

Operation and Maintenance Automation

To address common failures in the operation and change processes of computing and storage product lines, we have integrated common failure scenarios, high-frequency and repetitive issues and corresponding solutions into the Bianque system, an automated operation and maintenance platform. The system automates cause analysis and failure repair through automated script, intelligent tools, etc., thereby effectively improving the efficiency and accuracy of troubleshooting. In 2024, we enhanced the capabilities of its change risk control platform, launching pilot programs for unattended change operations in the cloud monitoring and cloud network modules.

This year, to drive the implementation of the Aoge service tree management system, the Company optimized monitoring alerts and observability management, enhancing the systematic, visual and intelligent aspects of operational work.

In addition, the Company further expands the automated scheduling capabilities of the Bianque System. For high-frequency alert scenarios, the Company introduced 29% more automated processing solutions this year. This significantly improved the efficiency of daily operation and maintenance, reduced manual intervention, and enhanced the intelligent level of operation and maintenance.

achieving **100%** visualization access

This year, the Company incurred **0** failures due to changes of the platforms

Emergency Response Specifications

We centrally oversee the resolution process of major incidents through the Kingsoft Cloud WarRoom (KSC-WarRoom), a service failure emergency command platform, and effectively allocate resources to enable rapid incident response, recovery, and resolution. This year, we further improved the failure management system by systematically refining emergency response plans across business units to address diverse failure scenarios, covering key scenarios like storage server failure, network access disruptions, data center outages, and traffic management. The Company has formulated and updated 22 emergency plans for public network exits and core components of its Intranet. These plans cover most of the core equipment of the backbone network, and has formed a more complete emergency response system, enabling the Company to significantly reduce the Recovery Time Objective (RTO)[13] and enhance business continuity capabilities. The Company has also formulated the *WarRoom Troubleshooting White Paper* to establish a standardized troubleshooting workflows and clarify the responsibilities for teams involved in the troubleshooting, enable the Company to improve the efficiency of cross-team collaboration and boost its customer recognition and satisfaction.







[12] Low-frequency blackout refers to the occasional transient black screen phenomenon that occurs during the use of a computer or monitor. This situation may be caused by a variety of reasons, including hardware failures, software conflicts, and connection issues.

[13] RTO (Recovery Time Objective) refers to the expected time in a business continuity management or disaster recovery plan for an enterprise to restore the operation of its critical business or IT system after a failure or disaster.

Kingsoft Cloud
Staying Practical and Dedicated to Self-Empowerment, We continue to Solidify the Foundation for Future Growth
Staying Adaptive and Forward-looking, We Anchor Our Course Toward Sustainable Development
Supporting Innovations, We Strive to Build an Integrity-based Development Ecosystem
Sure and Steady, We Focus on Delivering Reliable Cloud Services
United in Purpose, We Share the Fruits of Corporate Growth
Going Green in Action, We Work Together to Build an Ecologically Harmonious World
Beginning at the Sources, We Pool Efforts to Build Sustainable Supply Chains
Staying Committed, We Join Forces with Stakeholders to Promote Public Welfare and Charity
27



The Highest (Level 1) ITSS Operation and Maintenance Certification for Kingsoft Cloud

This year, Kingsoft Cloud successfully passed the ITSS (Information Technology Service Standards) Operation and Maintenance Standard Compliance Assessment with a maturity of Level 1, the highest level in the assessment system. This accomplishment highlights the Company's comprehensive capabilities, including robust product portfolios, industry-specific solutions, advanced core technology R&D, secure and efficient operational frameworks, and proven practical implementations across government and financial sectors. The certification solidifies Kingsoft Cloud's position as an industry leader in operation and maintenance service capability.



ITSS 中国电子工业标准化技术协会
信 息 技 术 服 务 分 会
信息技术服务标准工作组
信息技术服务标准化工作平台
全国信标委信息技术服务分技术委员会
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北京金山云网络技术有限公司 升级 ITSS-YW-1-110020240010 2024-11-25

Awareness Promotion

The Company continues to enhance the awareness of operation and maintenance safety and strengthen the development of a quality culture. We organize employee training on internal management policies, such as the *Kingsoft Cloud Management Specifications for Operation and Maintenance Permissions* and the *Kingsoft Cloud Management Specifications for Operation and Maintenance Security*. These training activities help employees understand online operational protocols, login and privilege standards, and proactively mitigate security risks and operational disruptions caused by weak security awareness or non-compliant operations. In 2024, frontline operations and maintenance personnel achieved a 100% pass rate in assessments, ensuring long-term stability for business operations.

This year, the Company integrated quality management into its daily operation and maintenance practices. Initiatives included publishing monthly quality metrics, conducting case study analyses, and sharing best practices to reinforce employee understanding of quality standards and security compliance. Additionally, four major quality awards were established to recognize project teams and individuals who demonstrated breakthroughs in quality improvement, and help promote overall operational management capabilities.



In 2024, frontline operations and maintenance personnel achieved a

100% pass rate in assessments



Staying Practical and Dedicated to Self-Empowerment, We continue to Solidify the Foundation for Future Growth

Staying Adaptive and Forward-looking, We Anchor Our Course Toward Sustainable Development

Supporting Innovations, We Strive to Build an Integrity-based Development Ecosystem

Sure and Steady, We Focus on Delivering Reliable Cloud Services

United in Purpose, We Share the Fruits of Corporate Growth

Going Green in Action, We Work Together to Build an Ecologically Harmonious World

Beginning at the Sources, We Pool Efforts to Build Sustainable Supply Chains

Staying Committed, We Join Forces with Stakeholders to Promote Public Welfare and Charity

28

Service Quality Assurance

Kingsoft Cloud, adhering to its "customer-centric" service philosophy, stays committed to delivering customers with more professional, efficient, and attentive service experience. The Company has developed and implemented the *Active Service Action Guide*, which goes beyond addressing customer requirements to proactively identify potential needs and drawing on its expertise to provide forward-looking recommendations, helping customers achieve business goals more effectively. Focusing on three core pillars, namely standardization, management, and processes, the Company has optimized its after-sales service system, revised relevant service documentation, and continuously enhanced the professionalism and execution capabilities of its after-sales teams. By advancing the proactive delivery of customer services, Kingsoft Cloud has upgraded its customer profile system to deliver individualized support as well as timely and professional, assistance tailored to clients' organizational structures and business needs.

Furthermore, the Company has been bringing all its service processes online to ensure the delivery of SLAs, and enable visibility and traceability across the service lifecycle.

Premium Service Teams

Kingsoft Cloud has established a professional customer service team, and engaged senior technical experts to standardize the frontline customer service workflows, enhance response speed, and improve problem-solving capabilities. Our cloud computing, edge cloud, core infrastructure, and technical support teams collaborate closely to ensure stable, efficient, and continuously evolving services that meet diverse customer needs.

To address varied client requirements, the Company offers a host of service offerings. For example, dedicated VIP after-sales support is assigned to customers in technical domains, enabling fast and specialized resolutions based on a deep understanding of their operational environments. For core clients using large-scale deployments, the Company not only provides dedicated VIP support but also introduces Technical Account Manager (TAM) teams. These TAMs engage clients frequently and deeply across industries, products, technologies, and services to analyze business architectures, identify pain points, and deliver tailored consulting and planning support. This year, the Company enhanced the value of TAM teams by integrating multiple services—including cloud computing, CDN and edge computing—into a one-stop, end-to-end technical support and proactive service model.

The Company has also optimized its localized service distribution, expanding resources to improve delivery efficiency. Additionally, a customer feedback mechanism has been established through ticket tracking and surveys to continuously refine issue resolution and demand support processes.

Empowering Service Teams

The Company strengthens the development of its after-sales service teams by refining the training system and boosting professionals' technical expertise and collaborative management capabilities. Through talent development, experience sharing, and streamlined management processes, the Company continuously elevates the team's comprehensive abilities to drive steady business growth.




Staying Practical and Dedicated to Self-Empowerment, We continue to Solidify the Foundation for Future Growth | Staying Adaptive and Forward-looking, We Anchor Our Course Toward Sustainable Development | Supporting Innovations, We Strive to Build an Integrity-based Development Ecosystem | **Sure and Steady, We Focus on Delivering Reliable Cloud Services** | United in Purpose, We Share the Fruits of Corporate Growth | Going Green in Action, We Work Together to Build an Ecologically Harmonious World | Beginning at the Sources, We Pool Efforts to Build Sustainable Supply Chains | Staying Committed, We Join Forces with Stakeholders to Promote Public Welfare and Charity

29

Optimizing Training System

To address practical needs, the Company has established a systematic training framework covering product knowledge, troubleshooting, customer communication, emotional intelligence, and leadership skills. In 2024, 110 specialized training sessions were conducted, integrating theoretical learning, hands-on practice, assessment testing, and feedback collection to align with business demands.

Beyond technical skills, the Company emphasizes management empowerment, equipping team members with capabilities in effective reporting, cross-departmental communication, and team collaboration to refine management workflows. Regular training and practical drills solidify after-sales personnel's operational excellence. In 2024, the Company launched a High-Potential Talent Program, with after-sales service employees participating in systematic training and sharing knowledge and learning experience with team members through peer-to-peer cross-training.

To enhance standardization and professionalism, TAM teams are required to document proactive service cases during daily operations, creating replicable benchmark service models. By accumulating and optimizing these cases, the team shares best practices, improves service quality, and strengthens its ability to address complex issues. Simultaneously, the company advances TAM teams' reporting Company through monthly hands-on training sessions, ensuring precise and efficient information delivery through standardized documentation, logical articulation, and smooth presentation skills.

Talent Inventory and Assessment

Kingsoft Cloud has established a talent inventory mechanism for after-sales service personnel. By refining employee profiles and focusing on performance contributions and capability potential as core evaluation criteria, the Company generates talent inventory analysis reports aligned with job requirements. This year, an holistic evaluation mechanism was introduced to assess soft skills across communication, problem-solving flexibility, and team influence, generating comprehensive and precise talent inventory analysis reports. Through gap analysis, the Company precisely identifies priorities for talent recruitment and development. Common issues identified during the process are translated into internal training needs, driving optimization of course content to enhance training relevance and effectiveness.

Based on talent inventory outcomes, the Company implements dynamic talent management and tailored team empowerment strategies. High-potential employees are provided with challenging opportunities and internal development resources to accelerate growth. For teams and individuals requiring improvement, personalized development plans are designed with dedicated mentorship and clear career progression paths. We also continuously improve the training mechanisms and talent development programs to align with business unit needs, encouraging self-directed learning and exploration. This ensures that after-sales service teams remain highly dynamic, competitive, and better equipped to support business growth.

Enhancing Team Collaboration

We leverage weekly meetings and reports to allocate team management authority, bolster cross-departmental collaboration, and refine delivery process. This ensures "meticulous planning before action, diligent supervision during execution, and thorough post-action reviews", thereby driving continuous improvements in overall management efficiency. Meanwhile, we organize the systematic training on the use of reporting tools, presentation techniques, conflict resolution, to foster personal growth among managers and propel the overall development of the service team.

Service Session Archiving and Analysis Tool

This year, the Company deployed a private session archiving system to achieve compliant archiving and real-time monitoring of internal communications with customers. The system features automated recording of policy violations, service behavior monitoring, and data analytics, enhancing service quality and risk mitigation capabilities. All service interactions are fully recorded and traceable, effectively standardizing employee communication practices while enabling efficient resolution and closed-loop handling of customer issues. In addition, the Company analyzes customer interaction data to refine service processes and enhance the overall management level of the service team.



Kingsoft Cloud
Staying Practical and Dedicated to Self-Empowerment, We continue to Solidify the Foundation for Future Growth
Staying Adaptive and Forward-looking, We Anchor Our Course Toward Sustainable Development
Supporting Innovations, We Strive to Build an Integrity-based Development Ecosystem
Sure and Steady, We Focus on Delivering Reliable Cloud Services
United in Purpose, We Share the Fruits of Corporate Growth
Going Green in Action, We Work Together to Build an Ecologically Harmonious World
Beginning at the Sources, We Pool Efforts to Build Sustainable Supply Chains
Staying Committed, We Join Forces with Stakeholders to Promote Public Welfare and Charity
30

Customer Inquiries and Complaints

The Company strictly follows the *Customer Complaints Management Measures* to standardize the workflows of customer complaint response and follow-up communication and visits. This ensures efficient and high-quality response to customer complaints. We offer round-the-clock customer support through hotline, online support, technical work orders, and expert services. By doing so, we are committed to creating a convenient and efficient consultation and complaint handling system for our customers.

The Company clearly defines the primary responsibility for customer management, implements the first inquiry-based accountability system, and realizes a mechanism for rapid response and closed-loop handling. This mechanism effectively resolves customer inquiries, fault reports, and needs in a timely manner. Concurrently, we deeply integrate our product R&D, operation, maintenance, and work order system to improve overall problem solving efficiency.

In 2023, Kingsoft Cloud introduced the "QZHOU", an AI-empowered question-and-answer system based on robotic process automation (RPA). In 2024, the Company upgraded the system by applying the stronger generative AI algorithm. This upgrade enhances the system's ability to manage, retrieve, filter, summarize, extract, and discern knowledge, thereby significantly improving the accuracy and professionalism of our post-sales responses. Consequently, this system has become the preferred knowledge assistant for after-sales employees.

Furthermore, we launched the "Bianque self-healing and troubleshooting platform" this year, which automates the analysis process based on the preset scenario-based troubleshooting procedures. When users input specific troubleshooting data, the system can provide real-time feedback on abnormal results to the executors. This accelerates the problem diagnosis process, enabling accurate location and effective resolution of the issues.

Customer Complaint Response Process

Complaint handling

- On-call response within 90 seconds
- Brief customers about handling progress and investigation direction every 15 minutes

Complaint handling report

- Present detailed handling reports to customers within 24 hours after complaints are solved

Subsequent improvement and follow-up

- Complete internal review and work out optimization and improvement plans within 24 hours after complaints are solved, and follow up the optimization and improvement results

Customer follow-up

- 100% customer follow-up

To ensure efficient response to customer requests, we stick to the fault Warroom mechanism. When a customer complaint arises, the after-sales team promptly activates the Warroom, breaking down departmental barriers and linking up with responsible persons at all levels of the relevant product lines. This enables immediate response to the issues and accelerates problem resolution through an efficient collaboration mechanism.

Meanwhile, the Company prioritizes systematic analysis and knowledge accumulation of customer complaints to reduce potential repetitive errors during complaint handling. We turn complaints into reusable knowledge assets through failure analysis, case study, FAQ generation, and knowledge accumulation. The Company utilizes Ezone system to follow up on the complaint response process, and categorize and store common problems and solutions in a real-time manner. In 2024, the Company added 127 FAQ entries and improved 362 product requirements. To date, we have accumulated a total of 10,978 entries in our knowledge base.

This year, the Company refined the customer reporting mechanism by adding multiple confirmation steps in key areas such as event description, problem analysis, and solution effectiveness. This ensures that the reports provide a comprehensive, objective, and accurate depiction of events, minimizing information bias and enabling customers to better understand root causes and improvement plans.



The Company added **127** FAQ entries



Improved **362** product requirements



Kingsoft Cloud

Staying Practical and Dedicated to Self-Empowerment, We continue to Solidify the Foundation for Future Growth

Staying Adaptive and Forward-looking, We Anchor Our Course Toward Sustainable Development

Supporting Innovations, We Strive to Build an Integrity-based Development Ecosystem

Sure and Steady, We Focus on Delivering Reliable Cloud Services

United in Purpose, We Share the Fruits of Corporate Growth

Going Green in Action, We Work Together to Build an Ecologically Harmonious World

Beginning at the Sources, We Pool Efforts to Build Sustainable Supply Chains

Staying Committed, We Join Forces with Stakeholders to Promote Public Welfare and Charity

 31

Service Quality Assessment

The Company requires customer service team to regularly set quantitative targets, and incorporates key indicators such as "resolution rate within 30 minutes" and "rate of invalid feedback to the back-end departments[14]" into the performance appraisal system of the team. This approach motivates customer service personnel to provide high-quality and efficient services. The Company also organizes monthly quality inspections for customer services. According to the *Specifications on After-Sales Quality Control Process*, we rate the customer service personnel in five aspects, namely problem response, work order specification, service attitude, communication skills, and sense of responsibility. We develop targeted improvement plans based on the scoring results to constantly enhance the service quality.

In 2024, the Company upgraded its service quality assessment from the traditional behavior quality inspection to customer experience quality inspection, expanding the scope by 60%. This upgrade introduced new customer experience-related indicators such as proactive service awareness, customer emotion perception, and demand prediction accuracy, in addition to the original dimensions like service attitude, professional knowledge, and problem-solving efficiency. The Company also established a monthly-published red and black list mechanism for service quality. The red list showcases outstanding examples, while the black list highlights areas for improvement, thereby motivating employees to strive for excellence.

To improve the efficiency of customer issue handling, the Company built a customer service data visualization dashboard. Using automated data analysis tools, it promptly identifies inefficient steps and optimizes service processes by automatically pushing key indicators and reinforcing the "first inquiry-based accountability system". This year, the average closed-loop resolution time for customer issues significantly dropped from 25.8 hours in January to 4.6 hours in December, greatly enhancing the customer experience.

In 2024, the proportion of customer issue identification and troubleshooting orders decreased by 2.5% year-on-year, and we offered customer services up to 74,062 times. We received 86 customer complaints throughout the year, achieving a response rate of 98.92% within 90 seconds, a resolution rate of 95.33% within 30 minutes, and a customer satisfaction of 97.58%.

Customer Satisfactory Survey

The Company collects extensive customer feedback across multiple dimensions, including business operations, pre-sales delivery, product development, and after-sales service. Customers rate key aspects such as service professionalism, proactivity, response speed, and resolution efficiency. Based on the survey results, we pinpoint the key issues affecting customer experience and refine our service strategies accordingly. We also conducted focused reputation research for key clients (representing approximately 60% of our revenue) of our major business lines through third-party interviews, deep-diving into customer needs. A total of 154 customers were interviewed, yielding over 500 pieces of feedback collected. Relevant persons in charge responded promptly to the feedback by establishing a special team to carry out targeted optimization.

Furthermore, the Company piloted a post-resolution feedback system for service tickets, collecting evaluations on diagnostic accuracy, solution effectiveness, resolution timeliness, and communication quality. By the end of the reporting period, 92 post-resolution questionnaires had been collected. Leveraging customer input, the Company pinpointed service pain points and introduced corrective actions such as enhanced staff training, optimized problem-handling workflows, and adjusted resource allocation to elevate service quality.

 Achieving a response rate of
98.92% within 90 seconds

 A resolution rate of
95.33% within 30 minutes

 A customer satisfaction of
97.58%

---

[14] Invalid feedback to the back-end departments: The customer issues that cannot be solved by the customer service team due to its limited authority and capabilities need to be communicated to product R&D, operation, and maintenance departments for assistance in resolution. The rate of invalid feedback to the back-end departments refers to the percentage of customer issues that customer service teams should have been familiar with and able to tackle but have wrongly passed on to the back-end departments.

Kingsoft Cloud
Staying Practical and Dedicated to Self-Empowerment, We continue to Solidify the Foundation for Future Growth
Staying Adaptive and Forward-looking, We Anchor Our Course Toward Sustainable Development
Supporting Innovations, We Strive to Build an Integrity-based Development Ecosystem
Sure and Steady, We Focus on Delivering Reliable Cloud Services
United in Purpose, We Share the Fruits of Corporate Growth
Going Green in Action, We Work Together to Build an Ecologically Harmonious World
Beginning at the Sources, We Pool Efforts to Build Sustainable Supply Chains
Staying Committed, We Join Forces with Stakeholders to Promote Public Welfare and Charity
32

Data Security and Privacy Protection

Adhering to the principle of “user privacy first and information security first”, Kingsoft Cloud continues to refine its information security and privacy protection management system from multiple dimensions, such as governance mechanism optimization, workflow standardization, awareness promotion and external collaborations. By doing so, we strictly implement the cybersecurity classified protection requirements, and enhance our risk prevention and control capabilities.

We strictly comply with the laws and regulations related to data security and privacy protection, such as the *Data Security Law of the People’s Republic of China*, the *Personal Information Protection Law of the People’s Republic of China*, and the *Cybersecurity Review Measures*. We proactively monitors and addresses the impact of evolving policies on information security operations. Building on national and international standards, the Company has established a systematic data security and privacy protection framework, including core policies, such as the *Kingsoft Cloud Privacy Policy*, the *Specifications on Data Security Management*. These policies cover data security, privacy compliance, access control, threat detection, and other key areas. Monthly updates are conducted on global legislative, regulatory, and enforcement trends, with in-depth analysis of typical cases to refine data security strategies, ensuring full compliance in operations.



Governance Structure

Kingsoft Cloud Security and Privacy Committee (hereinafter the “Committee”) consists of members from multiple departments, such as Data Security, Privacy Compliance, Internal Control, Audit, Supervision, and Technology R&D Departments. The Company’s CEO serves as the Chairman of the Committee, and an independent Data Privacy Officer (DPO) is appointed. The Committee operates directly under the jurisdiction of the Board, overseeing company-wide data security and privacy protection efforts under its guidance. In addition, our Algorithm Security Working Group focuses on ensuring algorithm security and compliance. To enhance international compliance, regional DPOs have been assigned in some of our overseas operations to supervise local data security and privacy protection, reporting directly to the Committee Chair.

This year, the Company held a Committee meeting, with representatives from 12 departments. The meeting focused on discussing data security and privacy protection issues encountered during operations, and proposing targeted solutions to continuously enhance our data security management system.


The Board
Security and Privacy Committee Chair
Vice President Responsible for Security
Vice President Responsible for Privacy
Data Protection Officer (DPO)
Safety Work Group Leader
Privacy Work Group Leader
Internal Control and Internal Audit Committee Member
Algorithm Security Committee Member
Supervisory Safeguard Committee Member
Security Privacy Committee Member
Security Compliance Executive
Privacy Compliance Executive



Kingsoft Cloud
Staying Practical and Dedicated to Self-Empowerment, We continue to Solidify the Foundation for Future Growth
Staying Adaptive and Forward-looking, We Anchor Our Course Toward Sustainable Development
Supporting Innovations, We Strive to Build an Integrity-based Development Ecosystem
Sure and Steady, We Focus on Delivering Reliable Cloud Services
United in Purpose, We Share the Fruits of Corporate Growth
Going Green in Action, We Work Together to Build an Ecologically Harmonious World
Beginning at the Sources, We Pool Efforts to Build Sustainable Supply Chains
Staying Committed, We Join Forces with Stakeholders to Promote Public Welfare and Charity
33

Data Security Risk Management

Adhering to the philosophy of "proactive defense and continuous improvement", we have established a comprehensive data security risk management system that covers pre-incident prevention, in-process monitoring, and post-incident evaluation to ensure data security.

Pre-incident Prevention: Risk Prevention and Security Readiness

The Company integrates the security-by-design principles into product development. During the new product development phase, the Company holds regular new product launch review meetings as required to evaluate risks related to personal information and data security, with targeted compliance recommendations proposed.

Leveraging the Data Protection Impact Assessment (DPIA) mechanism, we conduct regular comprehensive assessments of information systems to standardize data collection, processing, storage, and sharing processes. This proactive approach identifies potential risks at an early stage and minimizes security vulnerabilities. In cases of regulatory changes or significant adjustments to business models, information systems, or operational environments, the DPO leads business departments to re-conduct DPIA. The Privacy Working Group reviews and approves assessment reports, providing compliance recommendations and mitigation strategies.

To prevent unauthorized access or data breaches, all office computers are equipped with Data Leakage Prevention (DLP) systems. We also work with third-party professional organizations to conduct regular cybersecurity attacks and defense drills, simulating attacks on Kingsoft Cloud products and assets. These exercises help identify weaknesses in security defenses, and enable the formulation of targeted remediation plans to continuously strengthen our data protection framework.

In-process Monitoring: Real-time Detection and Rapid Response

We have established a cybersecurity threat detection system, and formulated the *Measures for the Detection and Emergency Management of Cybersecurity Threats*, creating an end-to-end emergency response mechanism covering incident detection, verification, reporting, and resolution. The Company's security team is responsible for identifying security vulnerabilities, issuing timely risk advisories, and establishing emergency response team to effectively mobilize resources to address sudden security incidents..



Information Security Incident Monitoring
Emergency Support Team
Information Security Joint Task Force (Cloud Service Providers & Cloud Security Monitoring Management)
Leadership Committee
Reporting Phase
Emergency Response Phase
Post-Response Phase
Security Incident
Conducts Investigation & Analysis
Escalation Decision
Incident Reporting
Escalation Decision
Command Decision-Making
Emergency Response
Activate Relevant Emergency Plan
Authorized Case Initiation
Emergency Termination
Business Recovery
Emergency Summary
Reporting

Kingsoft Cloud's Lifecycle Emergency Response Mechanism for Cybersecurity Incidents

Additionally, we actively gather industry security information, monitor supply chain security vulnerabilities related to products in real-time, and disseminate security advisories to product teams for investigation and remediation, further reducing the likelihood of data-related incidents.

Post-incident Evaluation: Continuous Improvement and Closed-loop Risk Management

Our emergency response team analyzes and summarizes data security incidents, identifies the root causes, and optimizes security management strategies to prevent recurrence.

Kingsoft Cloud

Staying Practical and Dedicated to Self-Empowerment, We continue to Solidify the Foundation for Future Growth

Staying Adaptive and Forward-looking, We Anchor Our Course Toward Sustainable Development

Supporting Innovations, We Strive to Build an Integrity-based Development Ecosystem

Sure and Steady, We Focus on Delivering Reliable Cloud Services

United in Purpose, We Share the Fruits of Corporate Growth

Going Green in Action, We Work Together to Build an Ecologically Harmonious World

Beginning at the Sources, We Pool Efforts to Build Sustainable Supply Chains

Staying Committed, We Join Forces with Stakeholders to Promote Public Welfare and Charity

34

Information Security Audit

We partner with authoritative third-party companies to assess the overall security risks from three aspects: security management, security technology, and security operation. This collaborative approach allows us to identify key areas for enhancing cybersecurity readiness and formulate targeted rectification and optimization plans. As a result, we bolster our security compliance capabilities, reinforce our cybersecurity protection system, and deliver a more secure and stable cloud service environment to our customers.

Kingsoft Cloud actively participates in the "Data Security Assurance" special inspection organized by the Ministry of Industry and Information Technology. The inspection covered comprehensive data security assessments and risk prevention measures for business systems including the Kingsoft Cloud Service Platform and DNS Platform, as well as employee compliance audits. The Company successfully passed the inspection with no critical issues identified. We also engage the China Academy of Information and Communications Technology as an independent third party to conduct a thorough assessment of our data security compliance. This ensures our ongoing alignment with regulatory requirements.

Meanwhile, Kingsoft Cloud has passed the audit of the System and Organization Controls (SOC) for internal control of service organizations, conducted by an independent third-party auditor for five consecutive years. We promptly develop improvement measures against the issues identified during the annual audit process. This approach enhances our management capabilities in internal control effectiveness, data security, system availability, process integrity, and protection of confidentiality and privacy.

Co-building the Data Security Ecosystem

Kingsoft Cloud enters into data processing agreements with suppliers that engage in data interactions. These agreements clearly outline the requirements for data security and privacy protection, thereby minimizing the information security risks that may arise due to supplier mismanagement. Suppliers engaging in data processing should pass data compliance assessment of Kingsoft Cloud prior to commencing formal cooperation.

- For suppliers that process large volumes of data, we entrust third-party organization to conduct due diligence. This process focuses on reviewing information security level protection, data compliance operation qualification, privacy policy, and complaint channels. Suppliers are required to sign data processing agreements with us.

- For downstream suppliers responsible for asset disposal, Kingsoft Cloud requires certifications such as ISO 27701 Privacy Information Management System (PIMS) and ISO 27001 Information Security Management System (ISMS), and enforces strict controls over the handling of retired IT equipment storage media.

The Company regularly audits the compliance of its suppliers and partners in terms of cybersecurity and privacy protection to ensure that all those maintaining cooperation meet the compliance management requirements. Non-compliant partners are immediately suspended from cooperation and required to implement remediation; collaboration may resume only after remediation is completed and verified. In cases of severe violations, Kingsoft Cloud pursues liability in accordance with laws, internal policies, or contractual agreements.



Kingsoft Cloud
Staying Practical and Dedicated to Self-Empowerment, We continue to Solidify the Foundation for Future Growth
Staying Adaptive and Forward-looking, We Anchor Our Course Toward Sustainable Development
Supporting Innovations, We Strive to Build an Integrity-based Development Ecosystem
Sure and Steady, We Focus on Delivering Reliable Cloud Services
United in Purpose, We Share the Fruits of Corporate Growth
Going Green in Action, We Work Together to Build an Ecologically Harmonious World
Beginning at the Sources, We Pool Efforts to Build Sustainable Supply Chains
Staying Committed, We Join Forces with Stakeholders to Promote Public Welfare and Charity
35

Enhancing the Information Security Awareness

The Company has established stringent information security management requirements in accordance with the *Data Security Red Line Policy* to prevent any data leakage. Meanwhile, the Company organizes online and offline training sessions on personal information security awareness for all employees (including outsourced employees and contract workers) on an annual basis, to foster the development of information security culture. In addition, the Company encourages employees to enhance their professional competence and supports them in learning professional courses accredited by the International Association of Privacy Professionals (IAPP) and obtaining relevant certifications to strengthen their awareness of information security compliance.

Furthermore, our security team conducts phishing email drills at irregular intervals, and provides specialized security awareness training for employees who have been “phished”. The Company regularly pushes security knowledge and trending industry information and analyses of security events through the collaborative subscription account “Security R&D Center”. We also organize interactive information security activities irregularly. Employees can also voluntarily make queries about information security management policies and processes through the “Security Product R&D Center Service Desk”, thereby to facilitate business compliance and boost information security.







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Kingsoft Cloud
Staying Practical and Dedicated to Self-Empowerment, We continue to Solidify the Foundation for Future Growth
Staying Adaptive and Forward-looking, We Anchor Our Course Toward Sustainable Development
Supporting Innovations, We Strive to Build an Integrity-based Development Ecosystem
Sure and Steady, We Focus on Delivering Reliable Cloud Services
United in Purpose, We Share the Fruits of Corporate Growth
Going Green in Action, We Work Together to Build an Ecologically Harmonious World
Beginning at the Sources, We Pool Efforts to Build Sustainable Supply Chains
Staying Committed, We Join Forces with Stakeholders to Promote Public Welfare and Charity
36

Data Privacy and Trade Secret Protection Awareness Month

In 2024, focusing on the core concept of “full employee engagement to enhance value recognition”, the Company organized the data privacy and trade secret protection awareness month. During the month, we held three sessions of interactive training and one training session conducted by external lawyers, to further enhance the employees’ awareness of data security and their capabilities in compliance management.

Interactive Training

Through online training, knowledge quizzes, offline interactive workshops, and prize draws, we enhanced employees’ awareness of data privacy and trade secret protection. The online training, incorporating incentive mechanisms, attracted widespread participation and achieved significantly higher engagement rates compared to previous years. Offline activities were held across Kingsoft Cloud offices in Beijing, Wuhan, and other locations, combining knowledge competitions and hands-on experiences to enhance the effectiveness of the learning experience.





数据隐私和商业秘密保护宣传月
主讲人：法务部
金山云

数据隐私和商业秘密保护宣传月

External Lawyer Training

We invited professional lawyers to give special lectures to members of the Kingsoft Cloud Security and Privacy Committee. The lectures provided an in-depth analysis of the development of corporate data security system and the compliance management of data assets, and offered practical guidance for and brought insights to help refine the strategy for the Company’s data compliance efforts.



Staying Practical and Dedicated to Self-Empowerment, We continue to Solidify the Foundation for Future Growth

Staying Adaptive and Forward-looking, We Anchor Our Course Toward Sustainable Development

Supporting Innovations, We Strive to Build an Integrity-based Development Ecosystem

Sure and Steady, We Focus on Delivering Reliable Cloud Services

United in Purpose, We Share the Fruits of Corporate Growth

Going Green in Action, We Work Together to Build an Ecologically Harmonious World

Beginning at the Sources, We Pool Efforts to Build Sustainable Supply Chains

Staying Committed, We Join Forces with Stakeholders to Promote Public Welfare and Charity

37



User Privacy Protection

Kingsoft Cloud is committed to delivering secure products and services while ensuring an exceptional user experience. To this end, the Company has formulated the *Kingsoft Cloud Privacy Policy* and the *Kingsoft Cloud ERN-SDK Privacy Policy*, which cover all of its business lines. These policies strictly define the methods for collecting, using, storing, and deleting users' personal information when providing website-based services, cloud services, or products. They also clarify the users' rights to access, correct, and delete their personal data.

Protecting user privacy is one of our top priorities. Personal information is retained only for the duration specified by applicable laws or contractual agreements to ensure seamless product and service usage. After the retention period expires, user data is permanently and irrecoverably deleted. We only collect user information from third parties only with user explicit authorization and when mandated by law, and will not gain unauthorized access to any user's business data.

The Company has enhanced the local information deletion process for user account cancellation. Users can revoke real-name authentication information or delete their accounts via the Kingsoft Cloud website's account management portal. Upon account cancellation, all associated services, data, and privacy information are permanently and irrecoverably deleted, eliminating security risks that may arise from residual data.

The Company also places great emphasis on the protection of personal information of minors. Our privacy policy clearly stipulates that relevant protective measures must strictly comply with local laws and regulations. Moreover, Kingsoft Cloud has formulated the *Personal Data Management Policy* and the *Manual for Data Protection Management Procedures* in line with the *Personal Data Protection Act* of Singapore, to ensure the compliance of our business operations in Singapore.

Learn more about our *Privacy Policy and Cookie Policy* at Kingsoft Cloud.

We make our user privacy whistleblowing guidelines and whistleblowing channels available on the Company's official website. Users can put forward any questions, comments or suggestions regarding privacy policy or matters related to personal information through console, whistleblowing hotline, e-mails, and in-person whistleblowing.

User Privacy Whistleblowing Channels

Console:

Create a work order to submit comments and suggestions via Work Order Management

Whistleblowing hotline:

400-1070-808

Whistleblowing e-mail:

KC-Privacy@kingsoft.com

Mailing address:

Kingsoft Cloud Legal Department, Building D, Xiaomi Science and Technology Park, Qinghe Subdistrict, Haidian District, Beijing, Postal code: 100085



Kingsoft Cloud
Staying Practical and Dedicated to Self-Empowerment, We continue to Solidify the Foundation for Future Growth
Staying Adaptive and Forward-looking, We Anchor Our Course Toward Sustainable Development
Supporting Innovations, We Strive to Build an Integrity-based Development Ecosystem
Sure and Steady, We Focus on Delivering Reliable Cloud Services
United in Purpose, We Share the Fruits of Corporate Growth
Going Green in Action, We Work Together to Build an Ecologically Harmonious World
Beginning at the Sources, We Pool Efforts to Build Sustainable Supply Chains
Staying Committed, We Join Forces with Stakeholders to Promote Public Welfare and Charity
38





External Recognitions

Kingsoft Cloud has been widely recognized by domestic and international authorities for its data security management capabilities and technology competence:

Qualification Certification	Applicable country/region
• ISO 20000 • ISO 22301 • ISO 27001 • ISO 27018 • ISO 27017 • ISO 27701 • C-STAR • CSA STAR • SOC1/SOC2/SOC3 • TRUSTe • PCI DSS • CMMI 5	International
• Trusted cloud certification • Trusted cloud service security certification • "Trusted financial cloud solution" competence assessment certification • Cybersecurity level protection • ITSS cloud computing service competence assessment	China
• DPTM	Singapore

The privacy policy and practices of Kingsoft Cloud meet the enterprise privacy and data governance practice assessment standard of TrustArc, a global leader in data and privacy management solutions. Kingsoft Cloud has passed the annual review of TRUSTe Enterprise Privacy & Data Governance Certification by TrustArc.



TRUSTe
LETTER OF ATTESTATION

In 2024, Camelot Employee Scheme Inc., a subsidiary of Kingsoft Cloud, passed the ISO 27001:2022 Information Security Management System Certification.



信息安全管理体系认证证书
柯莱特科技有限责任公司
ISO/IEC 27001:2022
IAF
CNAS

The Company has obtained the Data Protection Trustmark (DPTM) Certification from the Infocomm Media Development Authority (IMDA) of Singapore. This certification assesses an enterprise's practices in consumer data protection in terms of governance and transparency, personal data management, and personal data protection.



KINGSOFT CLOUD PTE. LTD. DATA PROTECTION ASSURED

Staying Practical and Dedicated to Self-Empowerment, We continue to Solidify the Foundation for Future Growth

Staying Adaptive and Forward-looking, We Anchor Our Course Toward Sustainable Development

Supporting Innovations, We Strive to Build an Integrity-based Development Ecosystem

Sure and Steady, We Focus on Delivering Reliable Cloud Services

United in Purpose, We Share the Fruits of Corporate Growth

Going Green in Action, We Work Together to Build an Ecologically Harmonious World

Beginning at the Sources, We Pool Efforts to Build Sustainable Supply Chains

Staying Committed, We Join Forces with Stakeholders to Promote Public Welfare and Charity





39

Driving Technology Innovation

Adhering to the "technology-oriented" management philosophy, Kingsoft Cloud continues to increase its investment in technological innovation, comprehensively upgrade the intelligent computing service system, drive the implementation of large-scale AI models, and prioritize the cultivation of technical talent and the development of a technology-centric culture.

The Kingsoft Cloud Technology Committee plays a pivotal role in managing and coordinating technological initiatives. It provides strategic guidance for cutting-edge R&D, actively participates in the formulation of technical standards, and fosters talent development and a culture of technological excellence, thereby supporting the Company's ongoing innovation efforts over the long term.





Technological Innovation Achievements

In January 2025, Kingsoft Cloud hosted its second TechTalk. Our spokesperson unveiled the Company's product technology roadmap to the mainstream media, further strengthening our position as a technology leader. Built upon the fundamental cloud services, intelligent computing network, and intelligent computing platform, Kingsoft Cloud has established the Intelligent Computing Cloud 1.0 capability system, and is steadily moving towards Intelligent Computing Cloud 2.0, which is evolving towards a platform-based and Serverless[15] architecture. For fundamental cloud, the Company has comprehensively upgraded computing, storage, and networking by integrating its software and hardware capabilities, and draws on its high-performance infrastructure to meet the client needs for efficiency and low cost. Through the integration of platformization and Serverless capabilities, users can focus on their core business operations without worrying about underlying resource orchestration.

Centering on user experience, Kingsoft Cloud has developed a highly efficient and low-cost large AI model platform and offers a one-stop solution to address the clients' diverse needs ranging from training, inference to applications. This is supported by a robust underlying Intelligent Computing Services ecosystem, which includes the Intelligent Computing Platform, ICN, and heterogeneous resource management, ensuring user-friendly operations and stable performance. In addition, leveraging industry-tailored models, Kingsoft Cloud unlocks versatile application capabilities and empowers clients in sectors, such as legal and financial services, to achieve digital and AI-driven transformation.



For more information about the Kingsoft Cloud products and technologies, please refer to Kingsoft Cloud's official website and Kingsoft Cloud's 2024 Annual Report.

[15] Serverless is a whole process for building and managing the microservices architecture.

Staying Practical and Dedicated to Self-Empowerment, We continue to Solidify the Foundation for Future Growth

Staying Adaptive and Forward-looking, We Anchor Our Course Toward Sustainable Development

Supporting Innovations, We Strive to Build an Integrity-based Development Ecosystem

Sure and Steady, We Focus on Delivering Reliable Cloud Services

United in Purpose, We Share the Fruits of Corporate Growth

Going Green in Action, We Work Together to Build an Ecologically Harmonious World

Beginning at the Sources, We Pool Efforts to Build Sustainable Supply Chains

Staying Committed, We Join Forces with Stakeholders to Promote Public Welfare and Charity



40





Powered by Cloud and AI: Kingsoft Cloud Empowers Xiaomi Group's Green and Sustainable "Human x Car x Home" Smart Ecosystem

Empowered by cloud and AI technologies, Kingsoft Cloud partners with Xiaomi to create a platform for green and sustainable development. This platform horizontally covers the Xiaomi's "Human x Car x Home" smart ecosystem and vertically connects the upstream and downstream industry chains. By adopting an integrated "construction + operation" model of the platform, Kingsoft Cloud boosts the energy and carbon management efficiency of Xiaomi's diversified businesses, and enables Xiaomi to steadily advance toward operational carbon neutrality. We also unlock the value of green digital assets, actively empowering the entire value chain of Xiaomi's ecosystem to achieve low-carbon transformation and upgrade, and offer consumers a sustainable and low-carbon new lifestyle. Employing cutting-edge technologies, Kingsoft Cloud will join hands with Xiaomi to implement Xiaomi's zero-carbon philosophy and jointly create a better low-carbon future.





Staying Practical and Dedicated to Self-Empowerment, We continue to Solidify the Foundation for Future Growth

Staying Adaptive and Forward-looking, We Anchor Our Course Toward Sustainable Development

Supporting Innovations, We Strive to Build an Integrity-based Development Ecosystem

Sure and Steady, We Focus on Delivering Reliable Cloud Services

United in Purpose, We Share the Fruits of Corporate Growth

Going Green in Action, We Work Together to Build an Ecologically Harmonious World

Beginning at the Sources, We Pool Efforts to Build Sustainable Supply Chains

Staying Committed, We Join Forces with Stakeholders to Promote Public Welfare and Charity

41



Technical Talent Development

In 2024, the second year since the establishment of the Kingsoft Cloud Wuhan R&D Center, the Company continued to push forward the implementation of its Wuhan talent strategy plan. We deepened cooperation with local universities and fully utilized the local government's industrial talent policy support. Through campus recruitment, social recruitment, and the "Kingsoft Cloud Star Campus" project, we attracted and screened talented technology and R&D candidates, and succeeded in rapidly expanding our talent pool. By the end of 2024, the Kingsoft Cloud Wuhan R&D Center had over 620 employees (including interns and outsourced employees).

Aiming to strengthen the students' professional competence and ability to pursue continuous development, the center focuses on improving their practical and innovative abilities, and provides pre-graduation training to college recruits to select and create a strong reserve of top-performing technological talents.

While strengthening its talent pool, the center continues to collaborate with various entities, including Wuhan Kingsoft Corporation, Wuhan Kingsoft Office Software, Kingsoft Shiyou (Wuhan) and Xiaomi Wuhan, as well as the School of Computer Science of Wuhan University. They join forces to develop the large model technology in the legal field and explore the core cloud computing and AI technologies, as part of their efforts to drive the development of an innovation-driven digital economy ecosystem.



By the end of 2024, the Kingsoft Cloud Wuhan R&D Center had over

620 employees (including interns and outsourced employees)



The "Kingsoft Cloud Star Campus" Talent Development Program

The Kingsoft Cloud Star Campus is an important part of Kingsoft Cloud Wuhan R&D Center's talent development pipeline, and is also a component of our school recruitment system. Drawing on the experience of the first "Kingsoft Cloud Star Campus", the second one further aligned practical training courses with technology R&D for cloud computing products. It focused more on enhancing the competency required for R&D positions, practical abilities in engineering, and teamwork, and enhanced the professional competence of the campus recruits through pre-graduation training. We also expanded the scope of our partner universities to attract more high-quality students from the universities. This year, the proportion of students from Project 985 and Project 211 universities accounted for 87% of the recruits in the Kingsoft Cloud Star Campus.





Technology Culture Development

Kingsoft Cloud holds regular hackathon competitions (hereinafter the "Hackathon"), aiming to, externally, promote the development of the cloud computing industry, and, internally, foster the corporate culture of "distinguishing through technology and innovation", while nurturing young technical talents. Building on the previous three versions of the event, the 4th Hackathon introduced new requirements for projects to align technological innovation with business objectives, further enhancing the practical impact of the participants' solutions.

The latest Hackathon solicited technical challenges from within the Company that were expected to be solved through technological solutions or technology innovation, and selected 14 challenges for the competition, with 13 of them focusing on AI applications. To foster deeper engagement, the event adopted a "teaming up to take the challenges" format, where business departments of the Company, in view of their business needs, proposed real-world business issues to be addressed through technical solutions as challenges for the competition, and the competing teams could choose one from these challenges to join the competition. The competition was also extended to five months to provide teams with ample time for R&D and refinement while creating a more intense and sustained atmosphere of technology innovation. A total of 20 teams took up the challenges to explore the innovative applications of cutting-edge AI technologies in business operations.



05

United in Purpose, We Share the Fruits of Corporate Growth

Kingsoft Cloud recognizes that employees are the fundamental force driving corporate sustainable development. We respect and safeguard employees' legitimate rights, foster a diverse, equitable, healthy, and safe workplace, ensure open communication channels, and demonstrate our human-centric values. We are committed to building a fair, transparent, and competitive compensation and benefits system, continuously improving career advancement and talent development programs to enable mutual growth for both employees and the Company.

Applicable SDGs:

| 3 GOOD HEALTH AND WELL-BEING | 5 GENDER EQUALITY | 8 DECENT WORK AND ECONOMIC GROWTH |

Staying Practical and Dedicated to Self-Empowerment, We continue to Solidify the Foundation for Future Growth | Staying Adaptive and Forward-looking, We Anchor Our Course Toward Sustainable Development | Supporting Innovations, We Strive to Build an Integrity-based Development Ecosystem | Sure and Steady, We Focus on Delivering Reliable Cloud Services | **United in Purpose, We Share the Fruits of Corporate Growth** | Going Green in Action, We Work Together to Build an Ecologically Harmonious World | Beginning at the Sources, We Pool Efforts to Build Sustainable Supply Chains | Staying Committed, We Join Forces with Stakeholders to Promote Public Welfare and Charity

43

Creating a Happy Workplace

Kingsoft Cloud strictly abides by laws and regulations related to employment, such as the *Labor Law of the People's Republic of China* and the *Regulations on the Prohibition of the Use of Child Labor*. We have formulated and updated the *Employee Manual* to fully respect and guarantee employees' legitimate rights and interests in recruitment and employment, attendance and leave, communication and complaints, benefits and care, and other areas. Strictly implementing the *Kingsoft Cloud Human Rights Policy*, the Company firmly prohibits all violations of employee rights and interests such as using child labor and forced labor. During recruitment, we rigorously verify candidates' identity documents, and establish a comprehensive employment registration system with detailed records of employees' basic information, hiring/termination dates to ensure all employment data is accurate and complete. The Company also conducts regular audits on employment. In case of child labor, we will actively assist in contacting legal guardians to resolve the issue. Once illegal employment is found, the Company will conduct in-depth investigations and seriously deal with such cases in accordance with laws and regulations and corporate policies.

Kingsoft Cloud steadfastly upholds equal employment principles. During resume screening, we anonymize candidates' personal information such as names, evaluating talent solely based on their skills and experience. We strictly prohibit discriminative treatment based on candidates' race, age, gender, marital status, religion, or other characteristics, and are committed to providing equal interview and employment opportunities to all qualified candidates.

Women accounted for



12% of the Company's executive management



38% of the total workforce

Diversity and Inclusivity

Kingsoft Cloud strictly adheres to the human rights principles outlined in the *Universal Declaration of Human Rights*, maintaining a zero-tolerance policy toward all human rights violations. We firmly oppose any form of workplace discrimination, verbal abuse, sexual harassment, intimidation, or other misconduct. We cultivate a diverse and inclusive work environment for employees of all ages, genders, races, nationalities, marital/family statuses, health conditions, and religions, providing an inclusive and welcoming workplace for all.

As of December 31, 2024, women accounted for 12% of the Company's executive management and 38% of the total workforce. We provide exclusive benefits for female employees, including lactation rooms in the workplace, various accommodations for pregnant staff, and customized "Girl's Day" initiative, demonstrating our commitment to their well-being.

For ethnic minority employees, we offer halal dining options to fully respect their dietary customs. Additionally, we provide equitable employment opportunities for qualified individuals with disabilities. To date, the Company has assisted 20 people with disabilities in securing employment, ensuring they receive full compensation and benefits.

Kingsoft Cloud
Staying Practical and Dedicated to Self-Empowerment, We continue to Solidify the Foundation for Future Growth
Staying Adaptive and Forward-looking, We Anchor Our Course Toward Sustainable Development
Supporting Innovations, We Strive to Build an Integrity-based Development Ecosystem
Sure and Steady, We Focus on Delivering Reliable Cloud Services
United in Purpose, We Share the Fruits of Corporate Growth
Going Green in Action, We Work Together to Build an Ecologically Harmonious World
Beginning at the Sources, We Pool Efforts to Build Sustainable Supply Chains
Staying Committed, We Join Forces with Stakeholders to Promote Public Welfare and Charity
44

Health and Safety

Kingsoft Cloud strictly complies with laws and regulations related to occupational health and safety such as the *Labor Law of the People's Republic of China*, the *Production Safety Law of the People's Republic of China*, the *Law of the People's Republic of China on the Prevention and Control of Occupational Diseases*, and the *Fire Protection Law of the People's Republic of China*. We also follow the policies formulated by Kingsoft Corporation, including the *Management Policy for Office Environment of Kingsoft Software*, endeavoring to create a safe and comfortable work environment for our employees and protect their health and safety.

The Xiaomi Science and Technology Park (the Park) where our Headquarters is located has passed the certification of ISO 45001 Occupational Health and Safety Management System. We attach great importance to workplace safety, regularly conduct safety inspections, rectify identified safety hazards in a timely manner, and develop contingency plans for emergencies such as equipment failure. We regularly inspect the electrical circuits and relevant equipment in office areas, and performs routine checks on high-power devices in the workplace. In addition, we conduct annual inspections of the fire extinguishers in the office and organize all employees to participate in fire protection training to enhance their ability to respond to fire emergencies.





全民关注消防 生命安全至上

The office area where the Company is located is equipped with medical rooms, physical therapy rooms, and automated external defibrillators (AED). The Company also provides first aid kits on each office floor to guard the health and safety of our employees at all times. In 2024, over 60 Kingsoft Cloud employees completed Cardio Pulmonary Resuscitation (CPR) training organized by the Beijing Red Cross, combining theoretical instruction with hands-on practice. All participants passed the on-site assessment and received Red Cross CPR certification, equipping them with professional first-aid skills to safeguard our employees' health and safety. In addition, we provide employees with ergonomic office desks and chairs for comfortable working conditions.



急救课程
心肺复苏 & AED
北京市红十字会 制作
北京市红十字会

Employee Communication

Kingsoft Cloud continuously improves employee communication and feedback channels. Specifically, we attach importance to employees' opinions and suggestions on the work environment, work content, compensation and benefits, listen to their truest voices, and give timely feedback. Employees are entitled to report their requests in real name or anonymously through the CEO mailbox, internal control and audit mailbox, supervision mailbox, and internal public mailbox. Employees can also communicate directly with the department supervisors or Human Resource Business Partners (HRBP). The relevant departments are responsible for handling these requests and giving feedback in a timely manner in accordance with the Company's policies. In addition, the Company has smooth mutual communication channels that allow employees to express their requests directly to the management through Employee Committee, during which the management can also listen to employees' opinions and suggestions. The Company also assigns dedicated representatives responsible for communicating with employees who are permanently stationed at the project site, to better understand and properly solve their needs and problems.



Human Resources (HR) Self-Service Desk

The HR Self-Service Desk set up by Kingsoft Cloud provides 7x24 self-service consulting services and manual services for employees and assigns the most suitable internal experts to answer employees' questions. With a knowledge base carrying a wealth of HR-related information, the HR Self-service Desk can efficiently answer the questions of employees who come to consult, thereby effectively reducing the manpower investment of the HR Department in answering questions repeatedly.

Kingsoft Cloud
Staying Practical and Dedicated to Self-Empowerment, We continue to Solidify the Foundation for Future Growth
Staying Adaptive and Forward-looking, We Anchor Our Course Toward Sustainable Development
Supporting Innovations, We Strive to Build an Integrity-based Development Ecosystem
Sure and Steady, We Focus on Delivering Reliable Cloud Services
United in Purpose, We Share the Fruits of Corporate Growth
Going Green in Action, We Work Together to Build an Ecologically Harmonious World
Beginning at the Sources, We Pool Efforts to Build Sustainable Supply Chains
Staying Committed, We Join Forces with Stakeholders to Promote Public Welfare and Charity
45

The Second Employee Committee

This year, Kingsoft Cloud held its second Employee Committee meeting. At the meeting, employee representatives put forward multiple suggestions for the Company's development, providing valuable insights for corporate growth. The management attended the meeting to promptly and effectively address employees' constructive suggestions, which encouraged employees to voice their opinions and contribute to company growth. Leveraging the Employee Committee as an opportunity, we conduct employee satisfaction surveys to thoroughly understand employees' opinions and suggestions regarding compensation and benefits, work environment, job responsibilities, and supervisor-subordinate relationships. Additionally, the CEO regularly organizes proposal submission meetings, cross-functional alignment sessions, and CEO office discussions to gather employee feedback on business operations, career development opportunities, and corporate culture. Based on the Employee Committee's proposals, we provide timely updates to all employees on progress and improvement measures.





Department head or HRBP
Employee Committee
HR Self-Service Desk
CEO and supervision mailboxes
Channels for Employee Feedback
Internal Control and Audit Department

Kingsoft Cloud

Staying Practical and Dedicated to Self-Empowerment, We continue to Solidify the Foundation for Future Growth

Staying Adaptive and Forward-looking, We Anchor Our Course Toward Sustainable Development

Supporting Innovations, We Strive to Build an Integrity-based Development Ecosystem

Sure and Steady, We Focus on Delivering Reliable Cloud Services

United in Purpose, We Share the Fruits of Corporate Growth

Going Green in Action, We Work Together to Build an Ecologically Harmonious World

Beginning at the Sources, We Pool Efforts to Build Sustainable Supply Chains

Staying Committed, We Join Forces with Stakeholders to Promote Public Welfare and Charity

46

Benefits and Care

On the basis of safeguarding their statutory rights and interests, Kingsoft Cloud provides all employees with various forms of non-pay benefits covering health benefits, family care benefits, financial supports, workplace amenities and vacation benefits (e.g., parental leave). We care about all employees (including outsourced employees) and their families, as well as interns, to create a warm atmosphere in the workplace.

In compliance with local government subsidy policies, the Company maximizes the benefits for employees. This year, we have implemented tailored welfare and subsidy programs for relocated, permanent, and semi-permanent employees in Wuhan. We have enhanced research and promotion of policies covering residency registration, home purchases, rental subsidies, talent benefits, and children's education. The Company has actively assisted employees in applying for talent subsidies, tax rebates, and housing allowances. Through close collaboration with local authorities, we have secured preferential rental listings, successfully helping 30 relocated employees (nearly 30% of such staff) obtain immediate, cost-effective housing. We have also prioritized talent residency applications, providing full support to eligible employees for local household registration.



Supermarket
- Discounts for hotels & restaurants
- Family Day
- Anniversary care
- Free afternoon tea
- Corporate celebration activities
- Birthday care
- Shuttle bus
- "1024" Programmer Festival
- Holiday gifts
- Meal allowance for all employees
- Holiday activities

Healthy life hall
- Five mandatory social insurances and housing fund
- Personal accident insurance
- Hospitalization insurance for serious illness
- Medical room/Mother and infant room
- Annual physical examination
- Regular medicine kit
- Employee supplementary medical insurance
- Female maternity medical insurance
- Hospitalization insurance for serious illness for family members
- Paid annual leave
- Medical examination for family members

Playground
- Badminton Club
- Table Tennis Club
- Street Dance Club
- Employee Sports Meeting
- Basketball Club
- Outdoor Activity & Photography Club
- Music Club
- Yoga & Fitness Club
- Reading & Movie Club
- Fishing Club
- Football Club
- RPG Board Games Club
- Gym in the Park

Shopping block
- Restaurant
- Hair Salon
- Coffee shop
- Bank
- Milk tea store
- Convenience store
- Fast food restaurant



Staying Practical and Dedicated to Self-Empowerment, We continue to Solidify the Foundation for Future Growth

Staying Adaptive and Forward-looking, We Anchor Our Course Toward Sustainable Development

Supporting Innovations, We Strive to Build an Integrity-based Development Ecosystem

Sure and Steady, We Focus on Delivering Reliable Cloud Services

United in Purpose, We Share the Fruits of Corporate Growth

Going Green in Action, We Work Together to Build an Ecologically Harmonious World

Beginning at the Sources, We Pool Efforts to Build Sustainable Supply Chains

Staying Committed, We Join Forces with Stakeholders to Promote Public Welfare and Charity

47

In 2024, the Company organized over 80 employee welfare activities including sports meeting, family days, Dark Horse competitions, birthday celebrations, and Guandan match (a Chinese card game), attracting over 3,500 people participations. These initiatives covered all employee, including full-time employees, outsourced employees, and interns. At the Wuhan campus, we also held events with local characteristics such as Wuhan annual gala, opening ceremonies, crayfish festival, cherry blossom season activities, and Parents' Day celebrations, all aimed at fostering a relaxed and enjoyable workplace atmosphere.

We have established 16 employee clubs and organized diverse club activities. These clubs leverage traditional festivals to arrange themed film screenings, charity initiatives, elderly care programs, and other events that deepen employees' understanding of historical culture while encouraging social responsibility beyond work. Additionally, we have provided all employees with carefully curated holiday gifts and benefits during Mid-Autumn Festival, Dragon Boat Festival, Women's Day, birthdays, work anniversaries, etc.







01 Wuhan 7th Anniversary Celebration

02 Birthday Celebration

03 2024 Kingsoft Cloud Family Day

04 Fun Sports Meeting

05 Mid-Autumn Festival gifts

Supporting Employee Development

Kingsoft Cloud prioritizes employee growth by continuously refining a competitive compensation and incentive system. The Company has built up the comprehensive, multi-dimensional career pathway and training framework to deeply integrate individual professional advancement with corporate strategic objectives. This approach empowers employees to realize their potential while sharing in the fruits of corporate development.

Kingsoft Cloud conducts comprehensive talent review for all employees in alignment with business development needs and strategic direction. The Company's talent review system primarily includes: business reviews, covering annual performance assessments and analysis of gaps between organizational structure and human resources based on business outcomes; organizational and personnel reviews, including post-mortem analysis and forecasting of structural adjustments, key talent assessments, rational analysis of position quantities, job grade structures, regional distributions, employment types, and employee ratios; formulation of corresponding action plans based on review findings to clarify priorities and accountability.

Compensation and Incentives

The Company's compensation system is based on the principle of the comprehensive compensation management, combined with incentive policies to share the fruits of the Company's development with employees. This year, the Company has cooperated with a third-party professional institution to conduct specialized research on compensation data for key positions, evaluating, adjusting, and optimizing the Company's compensation structure and pay levels.

Employee Compensation System

- Fixed compensation → Basic salary
- Short-term incentives → Performance-related bonus: annual or semiannual bonuses
- Long-term incentives → Share options

 Kingsoft Cloud

Staying Practical and Dedicated to Self-Empowerment, We continue to Solidify the Foundation for Future Growth

Staying Adaptive and Forward-looking, We Anchor Our Course Toward Sustainable Development

Supporting Innovations, We Strive to Build an Integrity-based Development Ecosystem

Sure and Steady, We Focus on Delivering Reliable Cloud Services

United in Purpose, We Share the Fruits of Corporate Growth

Going Green in Action, We Work Together to Build an Ecologically Harmonious World

Beginning at the Sources, We Pool Efforts to Build Sustainable Supply Chains

Staying Committed, We Join Forces with Stakeholders to Promote Public Welfare and Charity

48

The Company has formulated differentiated compensation strategies based on different job sequences and classes of positions to ensure the market competitiveness of compensation levels. In terms of performance-related bonus, the Company has set targeted performance appraisal indicators for employees with different functions to gain better organizational performance and individual performance.

In terms of long-term incentives, the Company has implemented the *2013 Share Option Scheme*, the *2013 Share Award Scheme* and the *2021 Share Incentive Plan*. The employee share option incentive plan has covered approximately 57% of the Company's employees, including some frontline employees, middle managers, senior managers and members of the Board. This year, the Company has granted long-term incentives to all high-potential employees participating in the "Qingyun Project", achieving 100% coverage.



Performance Management

We uphold a goal-oriented performance management system that evaluates employees' performance in a fair and transparent manner through goal setting, performance evaluation and performance feedback, in order to promote the realization of corporate goals and individual performance objectives.

In terms of objective management, this year, we have implemented the Objectives and Key Results (OKR) methodology covering all employees to further enhance individual effectiveness and team collaboration capabilities. This initiative strengthens the alignment between employee objectives and organizational goals. In addition, we have also regularly conducted progress reviews to promptly adjust strategies based on market demands and facilitate goal achievement.

Regarding performance evaluation, the assessments are conducted annually at organizational level and semi-annually for employees. The evaluation results serve as key criteria for performance-based bonuses, employee promotions, employee trainings, and performance improvement plans. Currently, the performance evaluation system covers all regular employees.

As for incentives, the Company awards quarterly "Strategic Achievement Prizes" to outstanding employees or teams who drive departmental strategic goals, with cash rewards based on performance, to effectively motivate employees to proactively implement departmental annual strategies.

 **Goal setting**
- Performance evaluation goals are set for employees every six months;
- Superiors review whether the employee performance goal setting is reasonable, during which they communicate with employees on goals and reach a consensus therewith;

 **Performance evaluation**
- Employee performance evaluation is conducted once a year;
- Employees summarize and self-assess their achievement of goals and performance results within the evaluation period;
- Direct leaders and senior leaders evaluate the employee performance, and the Human Resources Department organizes performance alignment and conducts performance evaluation of employees;

 **Performance feedback**
- Results of employee performance are published. Direct superiors communicate with employees on a one-to-one basis;
- If employees have any objection to the evaluation results, we provide the official channels for appeal and handle it fairly and transparently in accordance with relevant procedures.

Kingsoft Cloud
Staying Practical and Dedicated to Self-Empowerment, We continue to Solidify the Foundation for Future Growth
Staying Adaptive and Forward-looking, We Anchor Our Course Toward Sustainable Development
Supporting Innovations, We Strive to Build an Integrity-based Development Ecosystem
Sure and Steady, We Focus on Delivering Reliable Cloud Services
United in Purpose, We Share the Fruits of Corporate Growth
Going Green in Action, We Work Together to Build an Ecologically Harmonious World
Beginning at the Sources, We Pool Efforts to Build Sustainable Supply Chains
Staying Committed, We Join Forces with Stakeholders to Promote Public Welfare and Charity
49

Honor System Construction

Kingsoft Cloud continuously refines its honor system to shape corporate culture and enhance employees' sense of value and achievement in their work.

"Cloud Excellence Award"

Kingsoft Cloud has instituted the "Cloud Excellence Award" to recognize significant advancements in "High-Quality Sustainable Development." In 2024, 21 candidate projects and cases from various departments competed in four categories: quality-and-sustainability-focused, technology-led, reputation-oriented, and management-based. A total of 8 winning teams/projects were honored, celebrating the achievements and contributions of employees and teams through this recognition program.




2024
一年一度 云耀时刻

The "Golden Pointer" Award

In 2024, the "Golden Pointer" Award underwent a comprehensive upgrade with the launch of an internal appreciation system, encouraging employees to "see the strengths in others through a magnifying glass." This initiative promotes recognizing the merits of colleagues, especially cross-departmental partners, through daily affirmations. A total of 1,147 employees actively used the system, leaving 1,222 appreciations for their peers throughout the year.


KINGSOFT CLOUD
年度金指针奖
AWARDS 2024

To amplify positive behaviors, the Company publishes a monthly "Golden Pointer" Leaderboard, showcasing employees with the most cross-departmental recognition. At the annual gala, the top 25 recipients from each department receive the annual "Golden Pointer" Award, honoring their contributions. This program inspires collective growth by fostering a culture of mutual appreciation and excellence, empowering employees to strive for shared success.


KINGSOFT CLOUD
年度金指针奖
AWARDS 2024
金山云

Kingsoft Cloud

Staying Practical and Dedicated to Self-Empowerment, We continue to Solidify the Foundation for Future Growth

Staying Adaptive and Forward-looking, We Anchor Our Course Toward Sustainable Development

Supporting Innovations, We Strive to Build an Integrity-based Development Ecosystem

Sure and Steady, We Focus on Delivering Reliable Cloud Services

United in Purpose, We Share the Fruits of Corporate Growth

Going Green in Action, We Work Together to Build an Ecologically Harmonious World

Beginning at the Sources, We Pool Efforts to Build Sustainable Supply Chains

Staying Committed, We Join Forces with Stakeholders to Promote Public Welfare and Charity



50

Career Development

Kingsoft Cloud provides employees with a dual career development system, encompassing Professional Development and Management Development pathways. We have refined job qualifications and competency requirements for each position and level, enforcing strict evaluation standards during promotion reviews to ensure a fair, just, and transparent advancement environment. Employees can opt for the Professional Development Path to become recognized domain experts through progressive skill enhancement or choose the Professional Development Path to advance into management roles by cultivating leadership capabilities. Moreover, our "Rotation Program" facilitates regular internal job rotations, empowering employees to explore career paths that best align with their strengths and aspirations.



Dual Career Development Path

Talent Cultivation

The Company prioritizes employee development and is committed to creating a favorable learning atmosphere. We deliver targeted capability development programs segmented by business unit, career stage, or functional role, driving holistic improvement in professional competencies and career growth.

	Business Side					Management Side		Talent Pipeline Development		
Trainees	Sales	Solution Architects (SA)	Development & Research Employees	Product Employees	Functional Employees	Mid-to-Senior Managers	Senior Managers	Campus Recruits	High-potential Talents	Teams
Program	Business-specific training	Business-specific training	Business-specific training	Business-specific training	Business-specific training	"Alchemy" Training Sessions	Senior Management Training	Lingyun Project	Qingyun Project	Quarterly Special Project
	Internal Sharing	Internal Sharing	Internal Sharing	Internal Sharing	Internal Sharing					
	"Start from Cloud" – New Employee Training									
	Chuanyun Project									
Knowledge Repository	Kingsoft Cloud Academy									

Kingsoft Cloud Training System

Kingsoft Cloud

Staying Practical and Dedicated to Self-Empowerment, We continue to Solidify the Foundation for Future Growth

Staying Adaptive and Forward-looking, We Anchor Our Course Toward Sustainable Development

Supporting Innovations, We Strive to Build an Integrity-based Development Ecosystem

Sure and Steady, We Focus on Delivering Reliable Cloud Services

United in Purpose, We Share the Fruits of Corporate Growth

Going Green in Action, We Work Together to Build an Ecologically Harmonious World

Beginning at the Sources, We Pool Efforts to Build Sustainable Supply Chains

Staying Committed, We Join Forces with Stakeholders to Promote Public Welfare and Charity

51

Talent Pipeline Development

We maintain continuous investment in regional talent pipeline development, focusing on strategic reserves of cloud computing and AI specialists. Through university-enterprise partnerships, the Company proactively identifies potential talent by implementing early career and internship training programmes for school students, and continuously enriching the Company's talent pipeline. Besides, we extract the key elements of talent profile to ensure better alignment between candidates and job requirements. The curricula vitae collected from various recruitment channels are automatically transferred to the Company's talent pool, and labeled them by industry, region, job, skills, etc. Candidates are automatically identified and activated based on the Company's job vacancies on a regular basis, thus enhancing the Company's talent pipeline capability.

 Qingyun Project

To cultivate young talents into future leaders, Kingsoft Cloud established the Qingyun Project. This initiative identifies and develops high-potential employees through professional competency assessments, expert sharing sessions, and strategic scenario competitions, focusing on improving their leadership and collaboration skills. Participants are systematically fed into critical roles, strengthening talent pipeline development across the organization.



"Alchemy" Training Sessions

Kingsoft Cloud launched the Alchemy Training Program (Mid-to-Senior Managers Leadership Training). In 2024, the Company selected 70 managers to participate in this year's cohort, combining classroom training and workshop sessions to enhance frontline managerial capabilities. We further strengthened partnerships with Xiaomi Qinghe Academy, inviting Xiaomi Group instructors to deliver specialized leadership training sessions for our managers.



 Campus Recruitment Plan——"Chuanyun Project" & "Lingyun Project" & "Yunyi Project"

The "Chuanyun Project" is a training programme designed for fresh graduates, helping them understand the Company, integrate into the team, familiarize with the business, and become competent for their positions through a three-tier training framework: company-level, department-level, and position-level. Company-level training mainly includes centralised training, professional assessment, sharing by management and internal experts, and online learning, etc. Departmental and position-level training helps new hires grow rapidly through professional sharing and mentoring.

The "Lingyun Project" focuses on school recruits with performance, competency and potential. The Company and the department work together to accelerate the cultivation of talents, and is committed to building a team of talents with high professional quality and strong business ability.

The "Yunyi Project" is a specialized training program targeting management trainees. It recruits outstanding young talents through campus recruitment, which combines three-year mentorship, rotational assignments, and customized training programs to accelerate leadership development, systematically cultivating a strategic talent pool for future management positions.



Kingsoft Cloud
Staying Practical and Dedicated to Self-Empowerment, We continue to Solidify the Foundation for Future Growth
Staying Adaptive and Forward-looking, We Anchor Our Course Toward Sustainable Development
Supporting Innovations, We Strive to Build an Integrity-based Development Ecosystem
Sure and Steady, We Focus on Delivering Reliable Cloud Services
United in Purpose, We Share the Fruits of Corporate Growth
Going Green in Action, We Work Together to Build an Ecologically Harmonious World
Beginning at the Sources, We Pool Efforts to Build Sustainable Supply Chains
Staying Committed, We Join Forces with Stakeholders to Promote Public Welfare and Charity
52



Kingsoft Cloud Academy

Kingsoft Cloud established the company-wide Kingsoft Cloud Academy learning platform, providing employees with comprehensive and efficient learning resources to enhance their overall competencies. The platform offers rich courses libraries and document resources, and continuously updates and accumulates internally created knowledge content. Employees can engage in online learning anytime and anywhere through the computer or mobile terminal. In 2024, the platform added 255 online courses totaling 11,250 hours of learning, with employees completing 7,297.87 hours of training.





The platform added **255** online courses

Employees have completed **7,297.87** hours of training

In addition to the internal training system, the Company supports all full-time employees in improving their academic and operational skills. We encourage employees to obtain external professional and vocational certifications, and reward eligible employees. In 2024, our employees obtained more than 269 qualification certificates with the Company's policy support and bonus incentives.

Awards and Recognition



Awarded the "2024 Top Campus Recruitment Employer" at the 2024 Ultimate Intelligence Employer Awards, hosted by CIIC's ACMcoder.



"Best High-Tech Employer Brand Award" in the 7th "China Human Resources Sirius Awards" co-hosted by Moka and HRflag in 2024.



北京金山云网络技术有限公司
人力数字化转型引领企业

Named "Leading Enterprise for Human Resources Digital Transformation" in Beisen's 2nd HRIS Go in 2024.

Kingsoft Cloud
Staying Practical and Dedicated to Self-Empowerment, We continue to Solidify the Foundation for Future Growth | Staying Adaptive and Forward-looking, We Anchor Our Course Toward Sustainable Development | Supporting Innovations, We Strive to Build an Integrity-based Development Ecosystem | Sure and Steady, We Focus on Delivering Reliable Cloud Services | United in Purpose, We Share the Fruits of Corporate Growth | Going Green in Action, We Work Together to Build an Ecologically Harmonious World | Beginning at the Sources, We Pool Efforts to Build Sustainable Supply Chains | Staying Committed, We Join Forces with Stakeholders to Promote Public Welfare and Charity
53



Human Resources Statistics

Indicator [1]		Unit	2024 Data
Number of employees by employment type	Full-time	Person	12,335
	Other categories [2]	Person	425
Number of employees by gender	Male	Person	7,652
	Female	Person	4,683
Number of employees by age group	Under 30 years old	Person	7,482
	Between 30 and 50 years old	Person	4,817
	Over 50 years old	Person	36
Number of employees by geographical region	The Mainland of China	Person	12,317
	Hong Kong, Macao and Taiwan	Person	3
	International (outside China)	Person	15
Total turnover rate [3]		%	26.86
Employee turnover rate by gender	Male	%	26.88
	Female	%	26.75
Employee turnover rate by age group	Under 30 years old	%	32.76
	Between 30 and 50 years old	%	15.39
	Over 50 years old	%	17.02
Employee turnover rate by geographical region	The Mainland of China	%	26.85
	Hong Kong, Macao and Taiwan	%	0
	International (outside China)	%	9.52

Note:

(1) Statistics based on employee type such as gender, age, and region include only full-time employees.

(2) Other categories include outsourced employees, interns, and employees under labor contract.

(3) Employee turnover rate = number of employee who resigned voluntarily during the reporting period/(the number of employees departure during the reporting period + the number of employees at the end of the reporting period).

Indicator		Unit	2024 Data
Percentage of employees trained by gender	Male	%	93.35
	Female	%	75.40
Percentage of employees trained by management level	Management	%	100.00
	Non-management	%	85.59
Average training hours of employees		Hour	16.04
Average training hours of employees by gender	Male	Hour	19.20
	Female	Hour	11.36
Average training hours of employees by management level	Management	Hour	64.13
	Non-management	Hour	14.32

Indicator	Unit	2024 Data
Number of work-related fatalities in 2022	Person	0
Number of work-related fatalities in 2023	Person	0
Number of work-related fatalities in 2024 [1]	Person	1
The number of working days lost due to work injuries in 2024 [2]	Days	122

Note:

(1) The fatality occurred outside the workplace. We assisted the family members concerned with reporting the case to the authority for processing the statutory subsidy for work-related decease. Besides offering our condolences and administrative support, we made a bereavement payment to assist the family members concerned.

(2) The number of working days lost due to work injuries refers to the recovery period we offer to an injured employee for the injury suffered from a traffic accident.

06

Going Green in Action, We Work Together to Build an Ecologically Harmonious World

Kingsoft Cloud strictly complies with laws and regulations related to environmental protection, such as the *Environmental Protection Law of the People's Republic of China*, the *Energy Conservation Law of the People's Republic of China*, and the *Law of the People's Republic of China on the Prevention and Control of Environmental Pollution by Solid Wastes*. Aligning with the national "3060" dual carbon goals, we integrate green and environmentally friendly principles into the daily management of our data centers and office buildings. Through consistent tangible actions, we fulfill our commitment to green operations. We are committed to refining the climate governance structure, enhancing management strategies, strengthening climate risk management, setting and monitoring climate goals, and actively addressing climate challenges.

Applicable SDGs:

  

Staying Practical and Dedicated to Self-Empowerment, We continue to Solidify the Foundation for Future Growth | Staying Adaptive and Forward-looking, We Anchor Our Course Toward Sustainable Development | Supporting Innovations, We Strive to Build an Integrity-based Development Ecosystem | Sure and Steady, We Focus on Delivering Reliable Cloud Services | United in Purpose, We Share the Fruits of Corporate Growth | **Going Green in Action, We Work Together to Build an Ecologically Harmonious World** | Beginning at the Sources, We Pool Efforts to Build Sustainable Supply Chains | Staying Committed, We Join Forces with Stakeholders to Promote Public Welfare and Charity

55

Green Data Center

Data center is the main source of greenhouse gas (GHG) emissions for Kingsoft Cloud. The Company actively responds to national policies, including the *Special Action Plan for Green and Low-Carbon Development of Data Centers* and the *Plan for Implementing the Requirements of Carbon Peak and Carbon Neutrality Targets to Promote the Green and High-Quality Development of Data Centers and New Infrastructure such as 5G*. Specifically, we further enhance the energy efficiency of our data centers and reduce carbon emissions. We have formulated internal policies such as the *IDC Project Design Management Measures* and the *IDC Project Quality Management Measures*. Targeted management measures are adopted at various stages of data center development, including location selection, design, construction, and operation, to ensure energy efficiency and emission reduction. Based on the operation situation of the self-built data centers, we have set targets for energy and water use, put forward PUE requirements for the leased data centers, and incorporated PUE and other relevant indicators into the performance assessment for all employees of data centers.



Environmental Targets and Requirements

 **Self-built Data Centers**

• PUE and WUE[16] targets of Beijing Yizhuang Data Center:

	Targets in 2024	Progress in 2024	Targets in 2025
Annual average PUE	Not higher than 1.365	1.374[17]	Not higher than 1.362
Annual average WUE	Not higher than 1.95	1.94 (achieved)	Not higher than 1.94

• PUE and WUE targets of Tianjin Yixianyuan Data Center:

	Targets in 2024	Progress in 2024	Targets in 2025
Annual average PUE	Not higher than 1.350	1.269 (achieved)	Not higher than 1.258
Annual average WUE	Not higher than 2.20[18]	2.13 (achieved)	Not higher than 2.00

 **Leased Data Centers**

We prioritize environmentally friendly data centers and have PUE requirements for leased data centers. For example,

 the PUE of Changshu GLP Data Center shall not be higher than

1.36

[16] WUE: Water Usage Effectiveness.

[17] Business adjustments to Beijing Yizhuang Module Data Center in 2024 led to an increase in PUE. Moving forward, the operation and maintenance team will keep refining the energy management plan and work hard to drive sustained enhancements in energy use indicators.

[18] Due to business adjustments at the Tianjin Data Center in 2024, the team has updated the WUE targets based on actual conditions. Moving forward, the operations and maintenance team will keep refining water management plans and work hard to achieve sustained optimization of water utilization efficiency.



Kingsoft Cloud
Staying Practical and Dedicated to Self-Empowerment, We continue to Solidify the Foundation for Future Growth
Staying Adaptive and Forward-looking, We Anchor Our Course Toward Sustainable Development
Supporting Innovations, We Strive to Build an Integrity-based Development Ecosystem
Sure and Steady, We Focus on Delivering Reliable Cloud Services
United in Purpose, We Share the Fruits of Corporate Growth
Going Green in Action, We Work Together to Build an Ecologically Harmonious World
Beginning at the Sources, We Pool Efforts to Build Sustainable Supply Chains
Staying Committed, We Join Forces with Stakeholders to Promote Public Welfare and Charity
56



Data Center Development

The Company always adheres to the principle of “not damaging the regional ecology” in the data center development, so as to build green data canters from the source.

Location Selection

During location selection, we comprehensively consider business needs, local energy distribution and temperature conditions, and prioritize areas with sufficient green energy, such as wind and solar energy. This approach effectively reduces fossil fuel consumption in the operation of data centers, thus minimizing the environmental impact of operational activities. We highly value local temperature suitability and prioritize areas where natural cooling technologies can be applied to reduce energy consumption.

Design

We rigorously abide by the *Code for Design Data Centers* (GB 50174-2017), the *Design Standard for Energy Efficiency of Public Buildings*, and the *Evaluation for Green Data Center*. We also align with the internationally recognized industry design standard for data center reliability and resilience, namely Uptime Tier III/IV, in conducting the planning and design of our data centers. While ensuring robust computing power, we place significant emphasis on the green attributes of the data center.

The Company engages third-party companies to perform an environmental impact assessment of the project. This assessment thoroughly analyzes the potential risks of water, air and noise pollution during both the construction and operation, and provides effective countermeasures to mitigate these impacts. Prior to the construction of data centers, we file and obtain relevant approvals in accordance with the *Law of the People’s Republic of China on Environmental Impact Assessment*.

Construction

During the construction, we mandate constructors to comply with environmental protection requirements and implement targeted controls for noise, dust, and other pollutants. This ensures green and civilized construction with high standards and strict requirements. We also strictly abide by relevant requirements, such as the *United Nations Convention on Biological Diversity*, to avoid or minimize the impact of data center construction on biodiversity.

Kingsoft Cloud (Tianjin) Yixianyuan Cloud Computing Data Center was awarded the title of “Carbon Neutral Data Center Innovator” by the Ministry of Industry and Information Technology in the assessment of low carbon rating of data centers. Kingsoft Cloud Beijing Yizhuang Data Center meets the requirements of the *General Technical Requirements and Test Method for Data Center Site Infrastructure* (CQC1312-2017) and has obtained the “Data Center Site Infrastructure” certification.

数据中心低碳等级评估
金山云(天津)逸仙园云计算数据中心
碳中和数据中心创新者
AAAA
设计类
2022年4月19日-2023年4月18日
碳中和数据中心创新者
(设计类)
金山云(天津)逸仙园
云计算数据中心

The Title of “Carbon Neutral Data Center Innovator”

The Company requires the leased data centers meet the GB 50174-2017 standard and the Uptime Tier III/IV standard, as well as the Service Level Agreement (SLA). According to the SLA, the leased server room shall be equipped with dual-channel power and water supply system. The cumulative time of equipment interruption, equipment air inlet temperature, and relative humidity are all strictly stipulated. In addition, we require that the leased server rooms have a minimum of 12 hours of water storage in the event of a water outage. Leased server rooms that do not meet this requirement should have a third-party water supply agreement in place to ensure the normal operation of data centers.









Staying Practical and Dedicated to Self-Empowerment, We continue to Solidify the Foundation for Future Growth

Staying Adaptive and Forward-looking, We Anchor Our Course Toward Sustainable Development

Supporting Innovations, We Strive to Build an Integrity-based Development Ecosystem

Sure and Steady, We Focus on Delivering Reliable Cloud Services

United in Purpose, We Share the Fruits of Corporate Growth

Going Green in Action, We Work Together to Build an Ecologically Harmonious World

Beginning at the Sources, We Pool Efforts to Build Sustainable Supply Chains

Staying Committed, We Join Forces with Stakeholders to Promote Public Welfare and Charity

57

Green Technology and Equipment

The Company optimizes IT equipment deployment with regular updates, and timely adjusts and optimizes refrigeration and power supply and distribution systems. Utilizing the dynamic environmental monitoring system, we enhance the operational efficiency of the data center while reducing its energy consumption. This year, the Company optimized the operating parameters of the data center's Building Automation (BA) system. This optimization enabled more precise energy management of the data center and supports its green and low-carbon operations.

IT Equipment

- Rationally deploy IT infrastructure to reduce energy consumption and greenhouse gas emissions per unit of computing power.
- Reduce energy waste by choosing energy-efficient IT equipment, such as high-performance Reduced Instruction Set Computers (RISC).
- Develop a plan to replace old equipment and phase out inefficient equipment in the existing data centers.



Refrigeration System

- Dynamically adjust and optimize the number of cooling units in operation based on the cooling load demand at the end, saving approximately 145,000 kWh of electricity throughout the year.
- Modify the minimum speed of the circulating water pump to cut down on energy consumption, saving approximately 120,000 kWh of electricity throughout the year.
- Reduce the speed of air conditioning fans while ensuring the server room temperature, and improve the sealing of cold and hot aisles by enhancing cabinet sealing, saving approximately 1.2 million kWh of electricity throughout the year.
- Install connecting valves between cooling towers to leverage the natural environment cooling for heat exchange, reducing the extra cooling capacity needed for system cooling, saving 214,900 kWh of electricity throughout the year (Beijing Data Center).
- Increase the chilled water outlet temperature to to enhance chiller operating efficiency, saving approximately 130,000 kWh of electricity throughout the year (Tianjin Data Center).

Power Distribution and Supply System

- Prioritize the energy-efficient power distribution equipment, reduce power loss of the power distribution system, and improve the power transmission efficiency.
- Lower the heating start-up temperature of diesel generators to reduce the energy required for preheating, saving about 63,000 kWh of electricity throughout the year.
- Control the length of start time of the diesel generator set to reduce the idle time of the generators, and install a water jacket heating controller for the diesel generator set to reduce the number of starts and reduce the diesel consumption without affecting the normal operation.

Dynamic Environmental Monitoring System

- The Company optimizes the dynamic environmental monitoring system by video monitoring, alarm threshold, failure alarm, emergency handling, and recording and processing of relevant data. These measures enable us to promptly and accurately identify environmental issues of the server room, thereby preventing energy waste caused by equipment failures.

Kingsoft Cloud

Staying Practical and Dedicated to Self-Empowerment, We continue to Solidify the Foundation for Future Growth

Staying Adaptive and Forward-looking, We Anchor Our Course Toward Sustainable Development

Supporting Innovations, We Strive to Build an Integrity-based Development Ecosystem

Sure and Steady, We Focus on Delivering Reliable Cloud Services

United in Purpose, We Share the Fruits of Corporate Growth

Going Green in Action, We Work Together to Build an Ecologically Harmonious World

Beginning at the Sources, We Pool Efforts to Build Sustainable Supply Chains

Staying Committed, We Join Forces with Stakeholders to Promote Public Welfare and Charity



58

Procedure name	Content
SOP	Including the Standard Operating Procedure (SOP) of electrical, HVAC, Low-voltage electrics, and fire safety, such as the SOP of planned dual-circuit power outages, and monthly no-load testing of diesel generators.
EOP	Including the Emergency Operating Procedure (EOP) of electrical, HVAC, Low-voltage electrics, and fire safety, such as the EOP of mains power outage (diesel generator self-starting), uninterruptible battery failure, and air-conditioning equipment water supply system failure.
MOP	Including the Method of Procedure (MOP) of electrical, HVAC, Low-voltage electrics, and fire safety, such as the MOP of annual infrastructure operation and maintenance operations, training, exercise plans.

This year, the Company revised the EOPs and MOPs of electrical, HVAC, Low-voltage electrics, and fire safety. New EOPs were introduced to address direct current screen failures and mains power quality anomalies. New MOPs were introduced to address direct current screen maintenance checks and frequency converter maintenance checks. These enhancements strengthen system reliability and operation and maintenance efficiency.

In addition, we have established an inspection mechanism to conduct quarterly inspections of all the leased data centers in terms of equipment operating parameters, operating status, personnel management, and review of work records, as well as special inspections based on climatic conditions, external environment, and other aspects. These inspections help identify environmental risks, assist the leased data centers in formulating rectification plans, and evaluate the results of the rectification, so as to eliminate operational hazards as much as possible. This year, we conducted an annual health assessment of the infrastructure in our leased data centers. Through a detailed review of performance, security, energy efficiency, and compliance, we ensure a stable and reliable service environment for our customers.

Our patented technologies in area such as cloud server storage, cloud analysis, private cloud deployment, and cluster resource management have significantly improved the efficiency of utilization of cloud service resources. This not only delivers high-quality cloud services to customers but also significantly boosts resource utilization efficiency.



Kingsoft Cloud

Staying Practical and Dedicated to Self-Empowerment, We continue to Solidify the Foundation for Future Growth

Staying Adaptive and Forward-looking, We Anchor Our Course Toward Sustainable Development

Supporting Innovations, We Strive to Build an Integrity-based Development Ecosystem

Sure and Steady, We Focus on Delivering Reliable Cloud Services

United in Purpose, We Share the Fruits of Corporate Growth

Going Green in Action, We Work Together to Build an Ecologically Harmonious World

Beginning at the Sources, We Pool Efforts to Build Sustainable Supply Chains

Staying Committed, We Join Forces with Stakeholders to Promote Public Welfare and Charity

59

Green Operation and Maintenance

The Company has clearly defined the requirements for energy and resource utilization during data center operations. We implement a range of measures to minimize environmental pollution caused by wastewater, waste gas, and noise.

Energy Conservation

We take a series of energy control measures to reduce energy consumption while ensuring stable services.

- Implement the power rationing and supply guarantee plan by reducing the electricity consumption of non-business equipment and selectively turning off office air conditioner and lighting when necessary.

- Enhance lighting control in the data centers by implementing intelligent lighting systems in the module server rooms and optimizing the configuration of lighting fixtures in public corridors, saving approximately 180,000 kWh of electricity throughout the year.

- For the UPS system running at low load, under the premise of ensuring the stable operation of the system, adopt the operation mode that involves withdrawing part of the UPS to minimize system losses while ensuring stable operation, saving more than 764,000 kWh of electricity annually.



Enhance lighting control in the data centers, saving approximately

180,000
kWh of electricity throughout the year

Adopt the operation mode that involves withdrawing part of the UPS to minimize system losses while ensuring stable operation, saving more than

764,000 kWh
of electricity annually

Clean Energy Use

The Company prioritizes the clean energy, gradually reducing its dependence on fossil fuels to promote green and sustainable development.

- In collaboration with the Park, the Data Centers leverage the temperature difference between supply and return water of the data center's chilled water system to provide heating for the heat recovery units during the transition between winter and spring. This initiative significantly lowers the return water temperature of the chilled water system and alleviates the load on the refrigerating unit. In 2024, the project achieved a reduction of approximately 300 tonnes of carbon emissions.

- Tianjin Data Center uses solar energy to provide domestic hot water for the Park throughout the year, with annual available heat of about 30 GJ, which is equivalent to the reduction of consuming 1.05 tonnes of standard coal.

- Tianjin Data Center plans to lay photovoltaic panels on its roof to power water pumps, air conditioners and other equipment.

- Promote the use of green electricity in leased data centers, and facilitate the construction of distributed photovoltaics. Photovoltaic power generation equipment has been installed in Shanghai SINNET server room and Pujiang GDS server room, with a total installed capacity of 350 kW.



Kingsoft Cloud

Staying Practical and Dedicated to Self-Empowerment, We continue to Solidify the Foundation for Future Growth

Staying Adaptive and Forward-looking, We Anchor Our Course Toward Sustainable Development

Supporting Innovations, We Strive to Build an Integrity-based Development Ecosystem

Sure and Steady, We Focus on Delivering Reliable Cloud Services

United in Purpose, We Share the Fruits of Corporate Growth

Going Green in Action, We Work Together to Build an Ecologically Harmonious World

Beginning at the Sources, We Pool Efforts to Build Sustainable Supply Chains

Staying Committed, We Join Forces with Stakeholders to Promote Public Welfare and Charity



60

Water Management

We take a variety of measures to effectively manage water in data centers, and reduce water consumption by water recycling and reusing. We use water-saving equipment such as high-efficiency cooling towers and wet film humidifiers to reduce water consumption. This year, Beijing Data Center installed intelligent water meters to monitor water consumption in real time and water softening devices to purify the water fed into humidifiers. This move helps to manage the water supply accurately and reduce blowdown loss from humidifiers. Tianjin Data Center implements refined drainage control for the water system, monitors water quality in real time, mitigates the negative impact of water quality on drainage and lowers the system's water requirements.

We continue to implement rainwater recycling projects and build rainwater collection systems in the Park. We also build rainwater storage tanks and collect rainwater for clean use in the Park, saving approximately 1,400 tonnes of water annually.

In terms of wastewater treatment, data centers generate wastewater primarily from cleaning and sewage discharge of chiller and cooling tower. We refine the cooling water drainage control system of the server room to precisely manage wastewater discharge in accordance with water quality parameters. By increasing the solute concentration in the cooling water, we reduce the volume of wastewater requiring discharge. This year, the Company used eco-friendly chemicals to clean chillers, cooling towers, and other equipment. This method minimizes chemical residues on the equipment surfaces, thus reduces wastewater emissions from cleaning. Wastewater from cleaning flows into temporary drainage pipes and is discharged into the municipal sewage pipe after standard treatment.

Implement rainwater recycling projects, saving approximately

1,400 tonnes of water annually

Waste Gas Management

The waste gas generated by data centers is mainly from incomplete combustion of diesel generators. We continue to increase the frequency of cleaning and replacing the filters of generator exhaust systems, and regularly maintain them to ensure the efficiency of waste gas filtration and that waste gas emissions comply with national standards. This helps minimize the impact of waste gas emissions on the natural environment.

In addition, the cooling towers of the data centers may generate waste gas that contains chemical substances and water vapor. We add water quality conditioners to the cooling circulating water to reduce mineral precipitation and microbial growth in the water, thereby minimizing the potential for impurities and odours carried in the exhaust air. To protect the precision instruments inside the data canter, we have installed primary, medium, and high-efficiency filters in fresh air handling units (FAHUs) and precision air conditioning (PAC) systems for server rooms. These filters effectively to capture airborne impurities, including such as lint, dust, pollen, and smoke particles.



Waste Management

The Company strictly abides by the *Regulations for the Administration of the Recovery and Disposal of Waste Electric and Electronic Products*, and other laws and regulations, to ensure the compliant treatment and resourceful utilization of waste.

- **Electronic waste:** Discarded equipment and components from the data centers are maintained and tested prior to reuse in office operations, thereby extending their service life. Equipment and components that cannot be reused are dismantled to recover usable parts. Any discarded electronic equipment that cannot be recycled is disposed of by qualified suppliers specializing in recycling.

- **Hazardous waste:** The data center's operations generate waste engine oil, waste coolant, and other hazardous waste, all of which are recycled by qualified third-party companies. In addition, spent lead-acid batteries from the sever room's operations are replaced and collected by the manufacturers.

Noise Management

The heating, ventilation and refrigeration system components of data centers are potential sources of noise and vibration. During procurement, we focus on noise indexes and prioritize low-noise equipment. We also enhance the maintenance of key components like exhaust fans and motor shafts. To further mitigate noise and vibration from the electromechanical system, we install soundproofing and sound-absorbing facilities such as shock absorption devices and sound insulation doors. Additionally, we regularly maintain the sealing strips on fire doors to prevent noise from spreading.



Staying Practical and Dedicated to Self-Empowerment, We continue to Solidify the Foundation for Future Growth

Staying Adaptive and Forward-looking, We Anchor Our Course Toward Sustainable Development

Supporting Innovations, We Strive to Build an Integrity-based Development Ecosystem

Sure and Steady, We Focus on Delivering Reliable Cloud Services

United in Purpose, We Share the Fruits of Corporate Growth

Going Green in Action, We Work Together to Build an Ecologically Harmonious World

Beginning at the Sources, We Pool Efforts to Build Sustainable Supply Chains

Staying Committed, We Join Forces with Stakeholders to Promote Public Welfare and Charity

61

Low-Carbon Office

Committed to the low-carbon office philosophy, Kingsoft Cloud has formulated internal policies such as the *Workplace Environmental Management Policy*. We have implemented various environmental protection measures in the office area, including resource conservation and waste management, to jointly promote the construction of a low-carbon and environmentally friendly office environment.

All construction and renovation projects of our Headquarters in the Xiaomi Science and Technology Park have passed a two-star level certification of the *Beijing Evaluation Standard for Green Building* and have also obtained the Leadership in Energy and Environmental Design (LEED) platinum certification. We have set feasible environmental targets based on the operation in our office area. Progress made towards these established targets during the year is outlined in the table below:

Environmental targets	Progress in 2024
Kingsoft Cloud's offices in the Xiaomi Science and Technology Park and the Wuhan headquarters office area have achieved 100% garbage classification.	Achieved
100% harmless disposal of hazardous wastes have been conducted by qualified suppliers.	Achieved

Resource Management

The Company, in line with the actual operation of the office premises, continues to explore the potential for carbon reduction in lighting and air conditioning systems. In daily operations, we actively promote measures to save paper and water, and adopts various initiatives to encourage employees to choose green travel options, working together to create a low-carbon and environmentally friendly office environment.

Energy Conservation and Efficiency Enhancement

 **Lighting equipment**

Through time-controlled switches for track light, we achieve annual electricity savings of approximately 63,360 kWh. We install timers to automatically turn off lights in elevator lobbies, corridor lights, front desk music, and televisions in waiting areas and meeting rooms. Additionally, we designate employees to inspect and switch off lighting facilities in idle office spaces at regular interval.

We introduce inductive lighting technology in our main office areas to achieve automatic lighting. Besides, we reduce the lights in inessential areas, and adjust the time to turn on street and logo lights according to weather conditions.

 **Air conditioning facilities**

We reduce the number of air conditioners in operation while ensuring a comfortable indoor temperature, saving approximately 38,880 kWh of electricity annually.

We set the parameters of air-conditioning systems, and adjust the running status of fan coils and ventilation equipment properly to reduce energy consumption. In winter and summer, we maintain a constant temperature operation, ensuring that the systems run efficiently within specified operating hours tailored to seasonal and working patterns. In addition, we clean filters and screens for the fans and ventilation equipment regularly to improve the operating efficiency. Moreover, we conduct monthly energy consumption analyses to identify and address any irregularities or excessive energy usage.

 **Elevator facilities**

We schedule the operating hours and adjust the number of elevators available based on peak and off-peak usage patterns.

 **Other facilities**

We utilize renewable energy like air and solar energy to provide energy for hot water systems in shower and dishwashing areas.



Staying Practical and Dedicated to Self-Empowerment, We continue to Solidify the Foundation for Future Growth

Staying Adaptive and Forward-looking, We Anchor Our Course Toward Sustainable Development

Supporting Innovations, We Strive to Build an Integrity-based Development Ecosystem

Sure and Steady, We Focus on Delivering Reliable Cloud Services

United in Purpose, We Share the Fruits of Corporate Growth

Going Green in Action, We Work Together to Build an Ecologically Harmonious World

Beginning at the Sources, We Pool Efforts to Build Sustainable Supply Chains

Staying Committed, We Join Forces with Stakeholders to Promote Public Welfare and Charity

62

Paper Conservation

The Company advocates paperless office internally and externally to reduce paper waste. Internally, we employ an electronic file management system to process and store files, enabling employees to easily upload, access, and share files while reducing paper consumption. Furthermore, we assess the paper needs of each department, and encourage printing on both sides and re-utilization of waste paper for draft paper or secondary printing. In terms of external compliance, we have pledged to distribute relevant corporate documents to shareholders electronically since December 31, 2023 in accordance with the Rule 2.07A of the *Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited* ("Listing Rules") and the Company's Articles of Association. Besides, printed copies will only be sent out upon shareholders' specific requests.

Water Conservation

- The Headquarters adjusts water pressure in the office according to the water conservation requirements of the Park so as to reduce the water flow of domestic water and sanitary appliances.
- We also install water-saving equipment, and regularly maintain and manage water-saving and water supply equipment, to avoid water waste caused by dripping and leakage.

When it comes to wastewater treatment, we treat wastewater generated in office areas through sedimentation and separation to meet national standards, and then discharge wastewater to the municipal sewerage system.

Green Travel

This year, we promoted green travel by replacing fuel-powered official vehicles with electric vehicles at our Headquarters in the Xiaomi Science and Technology Park. The Park also optimized the route of the commuter bus, effectively reducing the carbon emissions from unreasonable route planning.

Waste Management

The Company strictly adheres to relevant waste disposal requirements, including the *Law of the People's Republic of China on the Prevention and Control of Environmental Pollution by Solid Wastes* and the *Beijing Municipal Regulations on the Management of Domestic Garbage*. We manage and dispose of various wastes in a compliant manner in accordance with the *Kingsoft Cloud IT Property Management Policy*.

We place waste sorting bins on every floor in our office areas, and post signs to guide proper waste sorting. Additionally, personnel at the property's waste recycling station conduct a secondary sorting. The kitchen garbage from the canteen is uniformly handled by professional staff from the canteen. Waste toner cartridges, waste ink cartridges, and other hazardous waste generated in the office area will be handed over to the original manufacturer for unified disposal.

Kingsoft Cloud

Staying Practical and Dedicated to Self-Empowerment, We continue to Solidify the Foundation for Future Growth

Staying Adaptive and Forward-looking, We Anchor Our Course Toward Sustainable Development

Supporting Innovations, We Strive to Build an Integrity-based Development Ecosystem

Sure and Steady, We Focus on Delivering Reliable Cloud Services

United in Purpose, We Share the Fruits of Corporate Growth

Going Green in Action, We Work Together to Build an Ecologically Harmonious World

Beginning at the Sources, We Pool Efforts to Build Sustainable Supply Chains

Staying Committed, We Join Forces with Stakeholders to Promote Public Welfare and Charity

63

Advocating Green Concept

We have posted signs in office areas to remind employees to conserve water and electricity, as well as reduce food waste. Through our subscription service and promotional posters, we regularly disseminate knowledge about energy conservation and waste reduction, as well as the concepts of green and environmental protection. This enables employees to incorporate low-carbon practices into their work and daily lives. This year, we organized a series of targeted training sessions in the office areas to raise employees' awareness of waste sorting and their practical abilities.



Moreover, Kingsoft Cloud has carried out relevant training for employees in data centers on safe water and electricity use, the dual carbon goals, standards for green data centers, and energy-saving measures for data rooms. Through case studies and practical operations, we significantly enhanced the energy conservation awareness and green operation and maintenance abilities among all employees in the data center.





Addressing Climate Change

Kingsoft Cloud is dedicated to actively addressing climate change impacts on its operations. We continuously identify and analyze relevant climate factors in line with Part D "Climate-related Disclosures" of the *ESG Code* of the Stock Exchange of Hong Kong Limited (hereinafter referred to as the "HKEX"), the International Financial Reporting Sustainable Disclosure Standard No. 2 – Climate-related Disclosures（IFRS S2）issued by the International Sustainability Standards Board (ISSB), and the recommendations of Task Force on Climate-related Financial Disclosures (TCFD) framework. Based on our specific circumstances, we have developed a series of strategies and measures to mitigate climate risks and seize associated opportunities.

Climate Governance

The Board of Kingsoft Cloud is the highest decision-making body for climate-related matters, and ultimately accountable for the Company's climate strategies and reporting. The Corporate Governance Committee of the Board oversees climate risk identification, assessment and management, as well as the development and progress of climate-related targets, and provides relevant recommendations to the Board. The Corporate Governance Committee regularly reports on climate-related matters to the Board. The Office of President assists the Corporate Governance Committee in making overall decisions on climate-related matters, supervises relevant departments to ensure that they implement climate-related actions, and gives guidance if necessary. All ESG related departments are responsible for implementing climate strategies, and regularly reporting climate-related action plans and work progress to the Corporate Governance Committee and management. The Company regularly invites third parties to conduct climate-themed training or workshops for the Board and management, enhancing their understanding of evolving climate guidelines and improving climate-related expertise.



Staying Practical and Dedicated to Self-Empowerment, We continue to Solidify the Foundation for Future Growth

Staying Adaptive and Forward-looking, We Anchor Our Course Toward Sustainable Development

Supporting Innovations, We Strive to Build an Integrity-based Development Ecosystem

Sure and Steady, We Focus on Delivering Reliable Cloud Services

United in Purpose, We Share the Fruits of Corporate Growth

Going Green in Action, We Work Together to Build an Ecologically Harmonious World

Beginning at the Sources, We Pool Efforts to Build Sustainable Supply Chains

Staying Committed, We Join Forces with Stakeholders to Promote Public Welfare and Charity

 64

Climate Strategy

Kingsoft Cloud regularly assesses the impact on climate-related risks and opportunities on its operations and value chain. This year, the Company further identified and sorted out the potential impact of climate-related risks and opportunities on its operations and financial aspects in the short, medium and long term with reference to its own business operations and international climate change trend forecasts[19], and recommendations from internal and external experts.

Climate-related physical risks

The climate-related physical risks of the Company primarily stem from the impact of frequent extreme weather, increasing average temperature, and rising sea level on its operational stability. The Company has currently implemented a comprehensive set of prevention, mitigation and response measures, effectively keeping the overall level of climate-related physical risks low. The Company's main physical risks and corresponding responses are outlined as follows:

Risk category		Impact on business and value chain	Potential financial impact	Time horizon[20]	Responses
Acute physical risks	Extreme weather events such as floods, heavy rainstorms, and typhoons	• Extreme weather events, such as floods, heavy rainstorms, and typhoons, can damage infrastructure and electronic equipment in the data centers[21], leading to impairment or scrapping of the Company's fixed assets. These events can also disrupt the power supply stability of the data centers, causing operation interruptions. Additionally, they can destroy the constant temperature and humidity environment of the server room, thereby increasing the energy used for maintaining the temperature and internal environment of the data centers; • Extreme weather can compromise the health and safety of employees, customers, and business partners, thereby causing interruptions in business operations.	Impairment of fixed assets Increased operating costs Declined operating income	Short, medium and long term	• Fully consider geographic location and local natural conditions when selecting sites for owned and leased assets and equipment, such as data centers and office buildings, so as to minimize the impact of extreme weather on the operational stability of data centers; • Set up extreme weather emergency operation procedures covering data centers and office area, and develop standardized response measures and mechanisms before, during and after the event. Carry out regular emergency training and drills on a daily basis to improve the data center's flood and typhoon emergency response capabilities in all aspects. In 2023, Beijing Yizhuang Data Center maintained its operation despite severe flooding caused by heavy rainfall in Beijing; • Focus on the occupational health and safety of our employees, establish emergency plans for extreme weather, reduce employees' outdoor activities during extreme weather, and provide employees with protective equipment.

[19] Key climate change trends the Company refers to include research on China's "dual carbon" policy, as well as research achievements and reports published by the Intergovernmental Panel on Climate Change (IPCC), the International Energy Agency (IEA), and the Network of Central Banks and Supervisors for Greening the Financial System (NGFS).

[20] Taking into account the core business planning, time horizon of low-carbon social development goals, climate-related disclosure standards, and management recommendations, we have set the time horizon as follows: short term (within 1 year after the reporting period, including 1 year), medium term (from 1 to 5 years after the reporting period, including 5 years), and long term (more than 5 years after the reporting period). This allows for a reasonable assessment of the climate impact on the Company's business development in different time periods.

[21] The data centers include self-built data centers and leased data centers.

Staying Practical and Dedicated to Self-Empowerment, We continue to Solidify the Foundation for Future Growth

Staying Adaptive and Forward-looking, We Anchor Our Course Toward Sustainable Development

Supporting Innovations, We Strive to Build an Integrity-based Development Ecosystem

Sure and Steady, We Focus on Delivering Reliable Cloud Services

United in Purpose, We Share the Fruits of Corporate Growth

Going Green in Action, We Work Together to Build an Ecologically Harmonious World

Beginning at the Sources, We Pool Efforts to Build Sustainable Supply Chains

Staying Committed, We Join Forces with Stakeholders to Promote Public Welfare and Charity



65

Risk category		Impact on business and value chain	Potential financial impact	Time horizon[20]	Responses
Chronic physical risks	Increase in average temperature	• Increase in average temperature may cause data centers and office buildings to either install more refrigeration equipment or increase the operating time of existing refrigeration equipment, thereby increasing energy consumption; • Global warming and drought trends may make it difficult for data centers to obtain enough water for equipment cooling, thereby driving up the use of refrigeration equipment; • Frequent scorching weather may prevent employees from working outdoors for a long period of time, thereby affecting operational efficiency.	Increased operating costs	Short, medium and long term	• The cooling efficiency of self-built data centers is better than the industry average. The Company continuously increases investment in R&D to actively develop water-free cooling technology, and optimize the server room cooling system through technological upgrades to improve cooling efficiency; • When selecting sites for data centers and offices, identify and assess the regional water supply pressure, and appropriately design the site layout. Ensure the leased server room to have a minimum of 12 hours of water storage in the event of a water outage. Improve the water management system, strengthen employees' awareness of water conservation, and post signs to remind employees to conserve water.
	Sea level rise	• Sea level rise may inundate data centers and offices in coastal areas, causing the loss of assets or equipment and affecting the normal operation of data centers; • Frequent coastal erosion may damage infrastructure such as optical fiber cables, resulting in intermittent or complete disruption of data transmission.	Impairment of fixed assets Declined operating income Increased operating costs	Short, medium and long term	• Comprehensively consider the site layout of data centers and offices in coastal areas based on historical sea level rise data, and reasonably predict potential risks. Our self-built data centers in Beijing and Tianjin have not experienced operation interruptions due to sea level rise; • Develop emergency response plans for data transmission and communication interruptions and continuously improve the construction of backup optical fiber cables and other infrastructure required for business operations.



Kingsoft Cloud
Staying Practical and Dedicated to Self-Empowerment, We continue to Solidify the Foundation for Future Growth
Staying Adaptive and Forward-looking, We Anchor Our Course Toward Sustainable Development
Supporting Innovations, We Strive to Build an Integrity-based Development Ecosystem
Sure and Steady, We Focus on Delivering Reliable Cloud Services
United in Purpose, We Share the Fruits of Corporate Growth
Going Green in Action, We Work Together to Build an Ecologically Harmonious World
Beginning at the Sources, We Pool Efforts to Build Sustainable Supply Chains
Staying Committed, We Join Forces with Stakeholders to Promote Public Welfare and Charity
66



Climate-related transition risks

The Company's climate-related transition risks mainly stem from policy and legal risks, technology risks, market risks, and reputation risks, all arising from the social shift towards low-carbon development. We have implemented countermeasures and achieved significant progress, effectively keeping the overall level of climate-related transition risks low. The Company's main transition risks and corresponding responses are outlined as follows:

Risk category		Impact on business and value chain	Potential financial impact	Time horizon	Responses
Policy and legal risks	Tightening requirements of the government and regulators	• The *Special Action Plan for Green and Low-Carbon Development of Data Centers* and the *Notice of Beijing Municipal Commission of Development and Reform on Issuing Several Provisions for Further Strengthening Energy Conservation Review of Data Center Projects* have set higher low-carbon development requirements for the operation standards of data centers. This may result in increased costs for data center construction and new technology development.	Increased operating costs	Short, medium and long term	• The PUE of our self-built data centers surpasses the primary PUE targets specified in the *Special Action Plan for Green and Low-Carbon Development of Data Centers*. The Company closely follows the climate change-related laws, regulations and policy requirements of the location where the data center operates to update the data center management specifications in a timely manner. Meanwhile, we optimize the data center construction and operation plan with strict reference to national and industry standards; • Implement a refined energy management of self-built data centers through energy consumption assessment and risk early warning mechanisms, as well as green technologies and equipment. Conduct annual energy efficiency and security health checks for the infrastructure in the leased data centers to ensure efficient operations.
	Information disclosure	• The requirements for climate-related information disclosure are increasingly stringent. Failure to build robust capabilities in information disclosure and related data statistics management in a timely manner can also lead to compliance and disclosure risks, and negatively impact the Company's reputation.	Increased compliance costs	Short, medium and long term	• Continuously track and interpret the dynamics of climate-related information disclosure standards, establish a climate-related professional team, build and improve data management systems (such as those tracking climate-related financial impacts), continuously enhance the ability to identify and respond to climate-related risks, and steadily improve performance in climate-related disclosures.
Technology risks	Development and application of emerging low-carbon technologies	• With the rapid development of low-carbon technologies such as energy storage and cold storage, failure to identify and apply emerging technologies may exacerbate the impact of climate change risks, and make the Company fall behind its competitors, thus reducing the overall revenue and increasing the pressure of competition.	Declined operating income	Short, medium and long term	• Continuously increase investment in R&D, expand the technical team and strengthen the intelligent information technology construction of data centers; • Actively adopt advanced technologies such as heat dissipation by liquid cooling and waste heat recovery, and constantly explore the possibility of technological progress.

Staying Practical and Dedicated to Self-Empowerment, We continue to Solidify the Foundation for Future Growth

Staying Adaptive and Forward-looking, We Anchor Our Course Toward Sustainable Development

Supporting Innovations, We Strive to Build an Integrity-based Development Ecosystem

Sure and Steady, We Focus on Delivering Reliable Cloud Services

United in Purpose, We Share the Fruits of Corporate Growth

Going Green in Action, We Work Together to Build an Ecologically Harmonious World

Beginning at the Sources, We Pool Efforts to Build Sustainable Supply Chains

Staying Committed, We Join Forces with Stakeholders to Promote Public Welfare and Charity



67

Risk category		Impact on business and value chain	Potential financial impact	Time horizon	Responses
Market risks	Fluctuations in energy prices	• Climate change, the transition to renewable energy and requirements for suppliers' climate performance may lead to higher costs for suppliers and, indirectly, higher procurement costs for the Company; • Climate change may lead to fluctuations in energy prices and the global energy transition may lead to changes in fuel costs and electricity mix. If the Company is unable to shift to a low-carbon energy mix, it may be exposed to international energy price volatility, resulting in higher operating costs.	Increased operating costs	Short, medium and long term	• Assess the climate risks faced by suppliers and actively seek suppliers that are less vulnerable to climate change and more technologically mature; • Provide support such as resources and training to suppliers to help them achieve a low carbon transformation quickly; • Actively seek alternative energy sources and adopt a diverse, low-carbon energy mix to reasonably reduce operating costs.
	Market preference	• As public awareness of green consumption increases, green and low-carbon service providers are favored by customers, and this shift in market preference may affect the marketing of our core business. Therefore, revenues and market share may decline if we fail to meet market demand for low-carbon services.	Declined operating income	Short, medium and long term	• Make timely adjustments to respond to market demand for low-carbon services, and establish efficient communication and feedback mechanisms to understand customers' business requirements, promoting the construction of low-carbon data centers.
Reputation risks	Investment philosophy transformation	• As global investors' interest in climate change issues grows, delays in response or lack of information transparency may damage corporate reputations, undermine investor confidence, and have repercussions for corporate earnings, agency rating results and public credibility.	Fewer financing channels	Short, medium and long term	• Establish an effective risk assessment system and model to regularly assess the impact of climate change-related issues on Kingsoft Cloud's reputation; • Improve the information disclosure mechanism to enhance the transparency of information, and actively respond to the concerns of investors, customers and other stakeholders about Kingsoft Cloud's climate issues. Timely publish Kingsoft Cloud's climate-related targets and work progress through communication channels, such as the Company's official website, WeChat public account, and offline channels; • Enhance the monitoring of public opinion on climate risk-related matters, respond to stakeholders' climate concerns in a timely manner, and take rapid action.

Kingsoft Cloud

Staying Practical and Dedicated to Self-Empowerment, We continue to Solidify the Foundation for Future Growth

Staying Adaptive and Forward-looking, We Anchor Our Course Toward Sustainable Development

Supporting Innovations, We Strive to Build an Integrity-based Development Ecosystem

Sure and Steady, We Focus on Delivering Reliable Cloud Services

United in Purpose, We Share the Fruits of Corporate Growth

Going Green in Action, We Work Together to Build an Ecologically Harmonious World

Beginning at the Sources, We Pool Efforts to Build Sustainable Supply Chains

Staying Committed, We Join Forces with Stakeholders to Promote Public Welfare and Charity

 68

Climate-related opportunities

As the transition to a low-carbon society accelerates, Kingsoft Cloud faces climate-related risks. However, this shift also creates opportunities for us to leverage clean technologies and energy, offer green and low-carbon products and services, and expand our financing channels.

Opportunity type		Impact on business and value chain	Potential financial impact	Time horizon	Responses
Resource efficiency	Use of clean energy/ technologies	• New technologies provide us with more low-cost options in the use of renewable energy, energy saving, emission reduction, and other aspects, helping to further reduce carbon emissions while lowering operating costs.	Decreased operating costs	Short, medium and long term	• Adopt advanced green construction technologies in the construction of data centers; • Actively promote the installation of photovoltaic power generation equipment and increase the use of clean energy in the operation of data centers and office buildings in conjunction with other parties.
Product and service	Provision of green and low-carbon products and services	• Provide customers with products and services that are in line with their green and low-carbon preferences and help them achieve carbon neutrality in the value chain to increase our market share.	Increased operating income	Medium and long term	• Optimize resource allocation to develop low-carbon products and services, and offer customers a range of low-carbon options.
Market	Sustainable financing	• Amid the ongoing enhancement of sustainable financing policies, the Company's achievements in low-carbon energy conservation will open up a wider range of financing channels.	More financing channels	Short, medium and long term	• The Company's ESG financing framework has secured the second-party opinion certification from Morningstar.

Staying Practical and Dedicated to Self-Empowerment, We continue to Solidify the Foundation for Future Growth

Staying Adaptive and Forward-looking, We Anchor Our Course Toward Sustainable Development

Supporting Innovations, We Strive to Build an Integrity-based Development Ecosystem

Sure and Steady, We Focus on Delivering Reliable Cloud Services

United in Purpose, We Share the Fruits of Corporate Growth

Going Green in Action, We Work Together to Build an Ecologically Harmonious World

Beginning at the Sources, We Pool Efforts to Build Sustainable Supply Chains

Staying Committed, We Join Forces with Stakeholders to Promote Public Welfare and Charity

69

Climate risks

The Company integrates climate-related risks into its risk management process. We follow the management process of "planning and communication, problem identification, reporting and supervision, rectification and improvement". By considering actual business conditions, industry analysis, and external expert advice, we identify the potential risks and development opportunities tied to climate-related risks. Based on feedback from various departments, we conduct a comprehensive assessment of risks and opportunities, considering both their likelihood of occurrence and their impact on the Company. Based on this assessment, we prioritize these risks and opportunities, and then develop targeted response measures. The Company regularly monitors climate-related risks and progressively enhances its resilience to climate change.

Metrics and Targets

To better understand our current carbon emissions situation, we have conducted greenhouse gas emission inventories covering Scope 1, Scope 2, and Scope 3 for two consecutive years. We used the *GHG Protocol: Corporate Value Chain (Scope 3) Accounting and Reporting Standard (2011 Edition)* developed by World Resources Institute and the World Business Council For Sustainable Development to undertake inventory of Scope 3 greenhouse gas emissions.



GHG emissions (Scope 1, 2 and 3)

Scope 1, 0.02%
Scope 2, 23.53%
Scope 3, 76.44%

Scope 3 GHG emissions[22]

Upstream leased assets, 39.46%
Capital goods, 28.85%
Fuel- and energy- related activities not included in Scope 1 or Scope 2 , 6.38%
Employee commuting, 2.39%
Business travel , 0.78%
Purchased goods and services, 22.16%

[22] This year, the Company has added a new category of scope 3 GHG emission, namely upstream leased assets. For the scope 3 GHG emission categories that were verified and disclosed, we comprehensively assessed and verified the data quality of each category, and included them in the scope of statistics if measured values were available and specific activities or business services could be identified; in the absence of measured values, the calculation was completed through scientifically sound estimation methods. In the future, with the enhancement of the quality of the underlying data for the six Scope 3 GHG emission categories, the coverage and accuracy of the data will be further improved.



The Company has set actionable greenhouse gas reduction targets to further promote the Company's low-carbon development.

Kingsoft Could pledges to reach carbon neutrality across operation by 2050.



Kingsoft Cloud
Staying Practical and Dedicated to Self-Empowerment, We continue to Solidify the Foundation for Future Growth
Staying Adaptive and Forward-looking, We Anchor Our Course Toward Sustainable Development
Supporting Innovations, We Strive to Build an Integrity-based Development Ecosystem
Sure and Steady, We Focus on Delivering Reliable Cloud Services
United in Purpose, We Share the Fruits of Corporate Growth
Going Green in Action, We Work Together to Build an Ecologically Harmonious World
Beginning at the Sources, We Pool Efforts to Build Sustainable Supply Chains
Staying Committed, We Join Forces with Stakeholders to Promote Public Welfare and Charity
70



Environmental Statistics

Indicator	Unit	2023 Data	2024 Data
Total comprehensive energy consumption (1)	MWh	82,274.99	107,636.81(2)
Direct energy consumption	MWh	258.21	220.95
Indirect energy consumption	MWh	82,016.78	107,415.86
Total energy consumption per unit of revenue	MWh/RMB Million	11.67	13.83
Running water consumption (3)	Tonne	147,188.78	182,233.40
Running water consumption per unit of revenue	Tonne/RMB Million	20.89	23.41

Note:

(1) The total amount of comprehensive energy consumption is calculated according to the conversion factors set out in the *General Rules for Calculation of Comprehensive Energy Consumption*, the national standard of the People's Republic of China. Direct energy consumption arises from the consumption of diesel and gasoline during Kingsoft Cloud's operation. Indirect energy consumption arises from the consumption of purchased electricity during Kingsoft Cloud's operation. The revenue used to calculate the density is aligned with our *2024 Annual Report*.

(2) The increase in total energy consumption in 2024 was mainly due to the increase in the number of servers in the Tianjin Data Center.

(3) Kingsoft Cloud mainly uses municipal tap water as its water source, and in terms of water usage, the Company did not encounter any problems in obtaining water sources in 2024.

Indicator	Unit	2023 Data	2024 Data
Total GHG emissions (1) (Scope 1 and 2) (2)	tCO_2e	59,007.89	57,695.89
Scope 1 GHG emissions	tCO_2e	66.57	57.15
Scope 2 GHG emissions	tCO_2e	58,941.32	57,638.74
Scope 3 GHG emissions	tCO_2e	133,245.19	187,220.37
Including: Purchased goods and services	tCO_2e	81,695.21	41,482.00
Capital goods	tCO_2e	46,103.44	54,008.67
Employee commuting	tCO_2e	3,898.23	4,468.44
Business travel	tCO_2e	743.04	1,452.04
Fuel- and energy- related activities not included in Scope 1 or Scope 2	tCO_2e	805.27	11,938.76
Upstream leased assets	tCO_2e	/	73,870.46
Total GHG emissions per unit of revenue (Scope 1 and 2)	tCO_2e/RMB Million	8.37	7.41
Non-hazardous waste	Tonne	426.75	328.05
Non-hazardous waste per unit of revenue	Tonne/RMB Million	0.06	0.04
Hazardous waste	Tonne	0.049	3.27(3)
Hazardous waste per unit of revenue	Tonne/RMB Million	0.000007	0.0004
Compliance disposal rate of hazardous waste	%	100	100

Note:

(1) Kingsoft Cloud's GHG inventory includes carbon dioxide, methane and nitrous oxide arising mainly from electricity generated by burning fossil fuels and the direct burning of diesel and gasoline. GHG emissions data is presented in carbon dioxide equivalent, and the calculation is based on the *Announcement of the Release of CO_2 Emission Factors from Electricity for 2022* issued by the Ministry of Ecology and Environment of the People's Republic of China, and the *2006 IPCC Guidelines for National Greenhouse Gas Inventories (2019 Edition)* issued by the Intergovernmental Panel on Climate Change (IPCC).

(2) Scope 1 GHGs: covers GHG emissions from gasoline and diesel fuel consumed by the Company's operations; Scope 2 GHGs: covers GHG emissions from electricity consumed by the Company (purchased or obtained); Scope 3 GHGs: covers other GHG emissions from purchased goods and services, capital goods, employee commuting, business travel, fuel- and energy-related activities not included in Scope 1 or Scope 2, upstream leased assets.

(3) The increase in hazardous waste in 2024 was mainly due to the batch replacement of waste lead-acid batteries in Beijing data centers.

07

Beginning at the Sources, We Pool Efforts to Build Sustainable Supply Chains

Kingsoft Cloud is committed to fairness, integrity, transparency, and mutually beneficial cooperation in its engagement with suppliers. We continue to refine ESG-related policies and expectations, drawing on leading concepts and best practices developed in-house. By doing so, the Company empowers its suppliers and works collaboratively to build a resilient, sustainable supply chain.

Applicable SDGs:

12 RESPONSIBLE CONSUMPTION AND PRODUCTION



Kingsoft Cloud
Staying Practical and Dedicated to Self-Empowerment, We continue to Solidify the Foundation for Future Growth
Staying Adaptive and Forward-looking, We Anchor Our Course Toward Sustainable Development
Supporting Innovations, We Strive to Build an Integrity-based Development Ecosystem
Sure and Steady, We Focus on Delivering Reliable Cloud Services
United in Purpose, We Share the Fruits of Corporate Growth
Going Green in Action, We Work Together to Build an Ecologically Harmonious World
Beginning at the Sources, We Pool Efforts to Build Sustainable Supply Chains
Staying Committed, We Join Forces with Stakeholders to Promote Public Welfare and Charity
72



Supplier Management Standards

Kingsoft Cloud aligns its supplier practices with the *Universal Declaration of Human Rights*, the *International Labour Organization's Declaration on Fundamental Principles and Rights at Work*, and the *United Nations Guiding Principles on Business and Human Rights*. Drawing on these frameworks and its own operating context, the Company has established the *Human Rights Policy of Kingsoft Cloud*, and enforces a zero-tolerance stance toward human rights violations by suppliers. All suppliers are required to adhere to the following principles as a prerequisite for doing business with the Company:



1. Prohibit the use of child labor and any form of forced labor
2. Eliminate unlawful discrimination and uphold equal employment opportunities
3. Ensure a safe and healthy working environment for all employees

We incorporate clear provisions on anti-corruption, information security, and intellectual property protection into its supplier contracts. Suppliers are required to sign the *Supplier Code of Conduct*, the *Partnership Commitment Letter*, and the *Supplier Guidelines*, affirming their commitment to comply fully with Kingsoft Cloud's governance standards. These measures are designed to mitigate ESG risks across the supply chain. In 2024, 100% of the Company's suppliers adhered to these requirements.

Supplier Lifecycle Management

Kingsoft Cloud has implemented a comprehensive supplier lifecycle management system covering onboarding, performance evaluation, and exit procedures. This framework enables timely and accurate monitoring of supplier dynamics, helping to safeguard the resilience and stability of the supply chain. We have developed a suite of internal policies, including the *Supplier Performance Evaluation Guidelines*, the *Procurement Policy*, the *Bidding Policy*, the *Project-Based Supplier Management Manual*, and the *Supplier Lifecycle Management Protocol*. These documents outline clear procedures for each stage of our supplier engagement, with ESG performance integrated as a key criterion in both selection and ongoing assessment.

We conduct targeted training for procurement staff on supplier management policies, with a focus on supplier onboarding standards and related protocols. These sessions are designed to strengthen internal capabilities and enhance the team's effectiveness in supplier oversight. As of December 31, 2024, Kingsoft Cloud had a total of 3,088 suppliers. Of these, 97.34% were based in China mainland, while the remaining 2.66% were located in other countries and regions.



Indicator		2024
Number of suppliers by regions	Total number of suppliers	3,088
	China mainland	3,006
	Other countries and regions	82



Kingsoft Cloud had a total of **3,088** suppliers

Of these, **97.34%** were based in China mainland

while the remaining **2.66%** were located in other countries and regions



Staying Practical and Dedicated to Self-Empowerment, We continue to Solidify the Foundation for Future Growth

Staying Adaptive and Forward-looking, We Anchor Our Course Toward Sustainable Development

Supporting Innovations, We Strive to Build an Integrity-based Development Ecosystem

Sure and Steady, We Focus on Delivering Reliable Cloud Services

United in Purpose, We Share the Fruits of Corporate Growth

Going Green in Action, We Work Together to Build an Ecologically Harmonious World

Beginning at the Sources, We Pool Efforts to Build Sustainable Supply Chains

Staying Committed, We Join Forces with Stakeholders to Promote Public Welfare and Charity


73

New Supplier Entry Procedure

Kingsoft Cloud requires suppliers to complete the *Supplier Qualification Survey Form* before admission. The Supply Chain Management, Finance, Legal, and other Departments evaluate suppliers from various aspects such as operational conditions, financial stability, industry qualifications, quality control, and ESG performance. Only those who meet the Company's standards are eligible to enter into cooperation with us.

Our suppliers are categorized into equipment suppliers and service providers. To address the distinct risk profiles of each group, the Company applies differentiated ESG qualification requirements:

» Service providers are required to hold relevant certifications in areas such as occupational health and safety (e.g., ISO 45001) and information security (e.g., ISO 27001).

» Equipment suppliers must provide certifications related to quality management (e.g., ISO 9001) and energy management (e.g., ISO 50001). In addition, the Company conducts on-site inspections to evaluate factory conditions, production facilities, and staffing arrangements.

Kingsoft Cloud also places strong emphasis on labor rights within the supply chain. Key indicators such as living wages, working hours, social insurance payments and health and safety practices are carefully reviewed. Suppliers are required to ensure that their labor management practices comply with applicable legal standards.

Supplier Evaluation and Exit

Kingsoft Cloud requires all partners listed in its approved supplier roster to fully comply with applicable laws and regulations. Any supplier found in breach of the Company's red lines, such as engaging in bribery, corruption, or failing to meet product quality standards, will face immediate termination of cooperation.

To ensure rigorous oversight, the Company has developed the *Supplier Scorecard* that evaluates suppliers across multiple dimensions, including corporate qualifications, project delivery capabilities, total cost, and ESG performance. Based on their scores, suppliers are classified into four tiers: S, A, B, and C. Preference is given to higher-rated suppliers, who may receive incentives in recognition of their performance. An exit mechanism is in place to manage underperformance: suppliers receiving lower ratings are offered targeted support and training to help them improve within a set timeframe. However, those who receive a C rating for two consecutive cycles will be removed from our supplier pool.

 Key ESG Issues in Supplier Evaluations

- For service-based suppliers: Service quality, operation and maintenance qualifications, employee professional certifications, social insurance payment records, etc.

- For equipment suppliers: Service and product quality, environmental labeling, labor management, employee health and safety, etc.

Responsible Procurement

Green Procurement

Kingsoft Cloud adopts tailored green procurement standards based on supplier categories. Equipment suppliers are required to provide documentation such as energy efficiency certifications and eco-labels, while recycling equipment suppliers must hold waste electrical and electronic equipment treatment qualification.

| Equipment suppliers | energy efficiency certifications and eco-labels are required |
| Recycling equipment suppliers | waste electrical and electronic equipment treatment qualification is required |

We prioritize collaboration with suppliers demonstrating strong environmental performance. To further encourage sustainable practices, Kingsoft Cloud offers incentives such as early payments to support the production of eco-friendly products and the implementation of environmental initiatives, advancing a greener, low-carbon supply chain.

Conflict Minerals Management

Kingsoft Cloud has established an internal policy for managing conflict minerals, underscoring its commitment to human rights and environmental responsibility. We are dedicated to ensuring responsible sourcing across all raw materials used in our products and explicitly prohibit the use of conflict minerals that directly or indirectly finance armed groups. To uphold this commitment, we implement due diligence and traceability measures to verify the lawful origin of any minerals involved in our supply chain. Conflict mineral provisions are embedded in supplier contracts, and any supplier found in violation of these requirements may face suspension or termination of cooperation.



Staying Practical and Dedicated to Self-Empowerment, We continue to Solidify the Foundation for Future Growth

Staying Adaptive and Forward-looking, We Anchor Our Course Toward Sustainable Development

Supporting Innovations, We Strive to Build an Integrity-based Development Ecosystem

Sure and Steady, We Focus on Delivering Reliable Cloud Services

United in Purpose, We Share the Fruits of Corporate Growth

Going Green in Action, We Work Together to Build an Ecologically Harmonious World

Beginning at the Sources, We Pool Efforts to Build Sustainable Supply Chains

Staying Committed, We Join Forces with Stakeholders to Promote Public Welfare and Charity



74

Supplier Capacity Building

We are committed to growing alongside our suppliers by offering targeted support and capacity-building initiatives that strengthen their ESG management capabilities. Through on-site visits, regular dialogue, and supplier engagement programs, we foster deeper collaboration on key issues such as business integrity and product quality, working together to build a more sustainable supply chain.

Supplier Capacity Building



Audit and Training

- For newly suppliers and existing partners introducing new products, we conduct rigorous on-site audits covering critical management areas such as factory conditions, workforce allocation, and emergency response capabilities. Based on audit findings, we provide targeted recommendations for improvement and follow up through one to two scheduled visits each year to monitor progress and drive continuous enhancement in supplier management practices.

- We conduct on-site visits and inspections to assess and oversee suppliers' integrity and anti-corruption practices. In 2024, the Company expanded the scope of its supplier engagement, conducting field assessments and compliance education sessions with 43 suppliers. When issues such as incomplete qualifications, improper supplier selection, or violations of company policies were identified, timely interventions were made to facilitate corrective actions. In parallel, we intensified anti-corruption training programs for suppliers, advancing a proactive approach to integrity risk prevention and management across the supply chain.

This year, Kingsoft Cloud conducted a comprehensive review of all sole-source and designated supplier procurements, evaluating the rationale for selection, the authenticity of business premises, company size, and professional qualifications. Based on the issues identified, we offered targeted recommendations at the operational level and actively promoted the implementation of corrective measures.



08

Staying Committed, We Join Forces with Stakeholders to Promote Public Welfare and Charity

Kingsoft Cloud leverages its core strengths by embedding social responsibility into its products and services. Through widespread deployment of advanced technologies in healthcare, public services, and other critical sectors, the Company actively advances public welfare initiatives dedicated to building sustainable societal well-being.

Applicable SDGs:







Kingsoft Cloud
Staying Practical and Dedicated to Self-Empowerment, We continue to Solidify the Foundation for Future Growth
Staying Adaptive and Forward-looking, We Anchor Our Course Toward Sustainable Development
Supporting Innovations, We Strive to Build an Integrity-based Development Ecosystem
Sure and Steady, We Focus on Delivering Reliable Cloud Services
United in Purpose, We Share the Fruits of Corporate Growth
Going Green in Action, We Work Together to Build an Ecologically Harmonious World
Beginning at the Sources, We Pool Efforts to Build Sustainable Supply Chains
Staying Committed, We Join Forces with Stakeholders to Promote Public Welfare and Charity
76



Cloud for Good

Kingsoft Cloud remains steadfast in its commitment to the "Cloud for Good", leveraging technological achievements to enhance public well-being and drive social progress. By harnessing technology as a force for societal good, the Company actively steers technological development toward a beneficial and sustainable direction.

Digital Health

Kingsoft Cloud advances five core business models – Regional Health Cloud, Regional Imaging Cloud, Regional Core Business Cloud, Medical Alliance Platform, and Smart Hospital – deploying innovative solutions to empower the "Healthy China 2030" initiative.



Cloud-Driven Intelligence Empowers Hospital Capability Enhancement

Kingsoft Cloud completed the cloud-native microservices transformation of Wuhan Zhongnan Hospital's in-house systems, decomposing complex and rigid business workflows to achieve process reengineering and elevate operational efficiency. Key high-frequency scenarios demonstrated significant efficiency gains, with average processing time down from an average of 7.1 seconds to 1.2 seconds. Taking the medication dispensing service as an example, inpatient pharmacy operations during peak hours achieved stable workflow completion from 5 minutes to under 3 seconds post-transformation.

Leveraging cloud-native architecture and microservices frameworks, Kingsoft Cloud established a unified data platform supporting multi-campus coordination and data integration at Yichang Central People's Hospital. This solution ensured data consistency and real-time accessibility, enhancing continuity for physicians' workflows and patient care experiences. Through strategic collaboration with Kingsoft Office, we co-developed a WPS-based electronic medical record (EMR) system to address issues of the inability to homogenize the quality of EMR in multiple campus, and the lack of timeliness and accuracy in information sharing and interoperability, facilitating doctors' work across different campuses.



Key high-frequency scenarios demonstrated significant efficiency gains, with average processing time down from an average of 7.1 seconds to



1.2 seconds



Inpatient pharmacy operations during peak hours achieved stable workflow completion from 5 minutes to under



3 seconds post-transformation





Symposium on "Digital-Intelligence Empowerment: Embarking on a New Journey of High-Quality Medical Development"

In October 2024, the "Digital-Intelligence Empowerment: Embarking on a New Journey of High-Quality Medical Development" symposium was successfully held in Zhuhai. Focusing on the theme of "high-quality development of hospital digital-intelligence transformation," guests at the event engaged in lively discussions on topics such as digital-intelligence scenario applications, further unlocking the value of healthcare data, and fully leveraging the application value of large medical models. They shared their insights and practical experiences, providing valuable opportunities for exchange and learning among participants and promoting innovation and development in digital-intelligence healthcare.



走进金山研讨会
数智赋能·迈向医疗高质量发展新征程



Kingsoft Cloud
Staying Practical and Dedicated to Self-Empowerment, We continue to Solidify the Foundation for Future Growth
Staying Adaptive and Forward-looking, We Anchor Our Course Toward Sustainable Development
Supporting Innovations, We Strive to Build an Integrity-based Development Ecosystem
Sure and Steady, We Focus on Delivering Reliable Cloud Services
United in Purpose, We Share the Fruits of Corporate Growth
Going Green in Action, We Work Together to Build an Ecologically Harmonious World
Beginning at the Sources, We Pool Efforts to Build Sustainable Supply Chains
Staying Committed, We Join Forces with Stakeholders to Promote Public Welfare and Charity
77





Empowering Primary Healthcare through Medical Alliance Platforms

Kingsoft Cloud actively aligns with the National Health Commission's strategic priority of "Strengthening Primary Healthcare." Notably, the Xiantao and Chibi Medical Alliance projects have become flagship initiatives demonstrating Kingsoft Cloud's deep commitment to grassroots healthcare system modernization.

In 2018, Kingsoft Cloud collaborated with Xiantao Municipal Health Commission to co-design the "1115" Smart Healthcare Top-Level Design framework, achieving multi-stakeholder value creation (public service efficiency, medical service enhancement, and public welfare improvement). This project established itself as a provincial benchmark for smart healthcare and medical alliance development, winning the 2024 First National Outstanding Case Award for County-Level Medical Alliance High-Quality Development. Building on the successful implementation of Phase I and Phase II, Kingsoft Cloud secured Phase III in November 2024 to implement comprehensive business transformation using its proprietary Kingsoft KDX Platform. Focused on chronic disease management and medical service system optimization, this phase is scheduled for trial operation in 2025.

荣誉证书
杰出案例奖

2024(首届)推进县域医共体高质量发展擂台赛
基层能力提升（强基层）主题决赛
杰出案例奖

After a three-year development, Kingsoft Cloud's Chibi Medical Alliance Phase I Project successfully passed comprehensive client-side acceptance in 2024, earning unanimous acclaim from provincial health experts. Through its robust technical platform, the project achieved 10 external data interoperability integrations, delivered 18 mobile convenience services for public access and 24 regional collaborative service modules. The system is the only district/county-level initiative in Hubei Province to have achieved the National Healthcare Security Administration's Health Information Interoperability Standardization Maturity Level IV-A Certification[23] this year, and has been awarded as an advanced case by the Hubei Provincial Health Commission.





Supporting for Public Service

Kingsoft Cloud's public service cloud leverages years of technological expertise to create a secure, reliable, and unique solution framework tailored for public service cloud area. By leveraging innovative service capabilities and the advantages of cloud computing, big data, and artificial intelligence, the service simplifies administrative processes, enhances efficiency, ensures security and reduces costs, empowering public service organizations to achieve digital transformation.



[23] See link below for details: http://www.nhc.gov.cn/cms-search/xxgk/getManuscriptXxgk.htm?id=3dd54268ef134d0e8a3b11513c6ba4c0

Kingsoft Cloud
Staying Practical and Dedicated to Self-Empowerment, We continue to Solidify the Foundation for Future Growth
Staying Adaptive and Forward-looking, We Anchor Our Course Toward Sustainable Development
Supporting Innovations, We Strive to Build an Integrity-based Development Ecosystem
Sure and Steady, We Focus on Delivering Reliable Cloud Services
United in Purpose, We Share the Fruits of Corporate Growth
Going Green in Action, We Work Together to Build an Ecologically Harmonious World
Beginning at the Sources, We Pool Efforts to Build Sustainable Supply Chains
Staying Committed, We Join Forces with Stakeholders to Promote Public Welfare and Charity
78

Accelerating Smart City Development through AI Innovation

Kingsoft Cloud continues to serve as a core member of the *Beijing General AI Industry Innovation Partnership Program*, actively advancing national AI industrial development and application implementation. Leveraging innovative applications of large AI model technologies, we have provided strong technical support for the Beijing Municipal Commission of Housing and Urban-Rural Development's 12345 Project, significantly enhancing the intelligence level of government management and public services.

In Zhuhai, Kingsoft Cloud, in collaboration with Kingsoft Office and Zhuhai Municipal Government, co-developed government office-specific large language models (LLMs) and applications, establishing an innovative digital governance model for public administration. Future collaborations will focus on AI-Generated Content (AIGC) Systems for government operations, AI office solutions and public service cloud-based intelligent service platforms. Leveraging Zhuhai government's strengths in application scenarios and industrial data, Kingsoft Cloud will support the city in building a new AI industry hub through technical support, professional service and infrastructure construction, to promote Zhuhai's industrial upgrading and regional economic development.

In collaboration with Chibi Municipal Government in Hubei Province, we established an AI-powered integrated platform for "Visit-Mediation-Arbitration-Litigation" (VMAL) dispute resolution, adopting digital and intelligent approaches to prevent and resolve municipal conflicts. Complemented by a Party-building-led grassroots governance system, our resident-focused “Hubei Smart Response” mini-program integrates multi-stakeholder resources is including grass-roots organizations, grass-roots grids, the social pluralism. By integrating online and offline resources, the mini-program can quickly respond to and solve residents' needs, and efficiently realize grid-based and intelligent management in Chibi.

Continuously provide cloud infrastructure services to Beijing, Shanghai, Shenzhen, and Yunnan provinces, delivering digital and intelligent transformation solutions for government and enterprise clients

Built on the Galaxy Stack, we have been providing cloud services for Beijing Municipal Government publics service cloud for 10 consecutive years. By the end of 2024, we had provided cloud computing and security infrastructure support to 30 municipal government bodies and 57 subordinate units in Beijing, including commissions, offices and bureaus, and had introduced the proven solutions to Shandong, Anhui, Guangdong, Shanghai, and Yunnan, among others.

As the sole cloud service provider for “Shanghai Data Cloud”, Kingsoft Cloud partnered with Shanghai Data Group CO., LTD to provide cloud environment services and data security infrastructure construction for large state-owned enterprises in Pudong. Concurrently, Kingsoft Cloud and Yunnan Digital Economy Industry Investment Group Co., Ltd. jointly invest in the construction and operation of the Yunnan Province Xinchuang State-owned Assets Cloud to provide cloud services and other related services for the province's state-owned enterprises, boosting the digital, networked and intelligent transformation of state-owned enterprises. In addition, the Company also provides services for enterprises in areas such as data asset entry.

Beijing's "Instant Response" Governance Reform Forum 2024

From December 18-19, 2024, the Beijing "Instant Response" Governance Reform Forum was held successfully. During this period, Kingsoft Cloud implemented 7x24-hour mission-critical safeguards to ensure the stable and secure operation of the forum platform with zero downtime.


2024年北京接诉即办改革论坛
金山云保障中心


人民城市 共创美好
2024北京接诉即办改革论坛
以人为本的城市治理现代化
2024.12.18 - 2024.12.19
中国 · 北京
主办单位：中国社会科学院、中央广播电视总台、中共北京市委、北京市人民政府



Kingsoft Cloud
Staying Practical and Dedicated to Self-Empowerment, We continue to Solidify the Foundation for Future Growth
Staying Adaptive and Forward-looking, We Anchor Our Course Toward Sustainable Development
Supporting Innovations, We Strive to Build an Integrity-based Development Ecosystem
Sure and Steady, We Focus on Delivering Reliable Cloud Services
United in Purpose, We Share the Fruits of Corporate Growth
Going Green in Action, We Work Together to Build an Ecologically Harmonious World
Beginning at the Sources, We Pool Efforts to Build Sustainable Supply Chains
Staying Committed, We Join Forces with Stakeholders to Promote Public Welfare and Charity
79



Public Welfare and Charity

In 2024, Kingsoft Cloud fully leveraged its strengths and focused on poverty alleviation for children, employment support, emergency response, and voluntary tree planting through sustained resource allocation, actively fulfilling social responsibilities.



Poverty Alleviation for Children

In 2024, the Company conducted two charity sales events, raising a total of 300,000 RMB. In September 2024, we donated 100,000 RMB to support 460 left-behind children/de facto orphans in Tongren, Guizhou Province, and 150 such children in Tibet with learning and living supplies. In January 2025, the Company donated an additional 100,000 RMB to cover the annual living expenses of 51 impoverished students/de facto orphans in 6 Tongren schools. This initiative was awarded the "2024 Social Responsibility Contribution Award" by the Internet Society of China under the Ministry of Industry and Information Technology (MIIT).







荣誉证书
授予：北京金山云网络技术有限公司
2024年度社会责任贡献奖

Employment Support

Actively participating in Kingsoft Foundation programs, we provided scholarships to impoverished university students at Northwestern Polytechnical University and facilitated their participation in the Kingsoft Cloud Star Campus during summer breaks, enhancing their career competency and sustainable development capabilities, as well as improving their practical and innovative abilities.





共建就业实习实践基地
揭牌仪式

Elderly Care Initiative

During the Double Ninth Festival, our photography club organized an "Elderly Care" photo initiative and conducted staff-led visits to nursing homes. Over 100 participants donated supplies while providing emotional support to elderly residents in need.





2024年金山云“爱老有温度，重阳情更浓”敬老慰问活动

Kingsoft Cloud
Staying Practical and Dedicated to Self-Empowerment, We continue to Solidify the Foundation for Future Growth
Staying Adaptive and Forward-looking, We Anchor Our Course Toward Sustainable Development
Supporting Innovations, We Strive to Build an Integrity-based Development Ecosystem
Sure and Steady, We Focus on Delivering Reliable Cloud Services
United in Purpose, We Share the Fruits of Corporate Growth
Going Green in Action, We Work Together to Build an Ecologically Harmonious World
Beginning at the Sources, We Pool Efforts to Build Sustainable Supply Chains
Staying Committed, We Join Forces with Stakeholders to Promote Public Welfare and Charity
80



Emergency Response

In February 2024, Chibi City experienced severe snowstorms causing tree collapses, road blockages, and vehicle stranded, disrupting traffic and power supplies. Following the extreme weather, Kingsoft Cloud urgently donated essential supplies including rice, flour, cooking oil, and candles. Despite transportation disruptions from freezing temperatures and snowstorms, we dispatched technical teams to ensure uninterrupted operation of the information technology system in Chibi, which provided critical data-driven decision support for emergency response efforts.



城市大脑运营指挥中心
金山云全力支援赤壁度过雨雪冰冻天气

Voluntary Tree Planting

During Tree Planting Day, our outdoor club organized over 50 employees and family members to participate in a public welfare tree-planting activity at the Huairou Tree-Planting Base via low-carbon transportation including public transit, contributing to environmental protection with practical actions.





金山云户外社团202401期
栽种新绿，点亮未来

Kingsoft Cloud

Staying Practical and Dedicated to Self-Empowerment, We continue to Solidify the Foundation for Future Growth

Staying Adaptive and Forward-looking, We Anchor Our Course Toward Sustainable Development

Supporting Innovations, We Strive to Build an Integrity-based Development Ecosystem

Sure and Steady, We Focus on Delivering Reliable Cloud Services

United in Purpose, We Share the Fruits of Corporate Growth

Going Green in Action, We Work Together to Build an Ecologically Harmonious World

Beginning at the Sources, We Pool Efforts to Build Sustainable Supply Chains

Staying Committed, We Join Forces with Stakeholders to Promote Public Welfare and Charity

81

Appendix

HKEX ESG Reporting Code

Mandatory Disclosure Requirements	Chapter
Governance Structure	
A statement from the board containing the following elements: (i) a disclosure of the board's oversight of ESG issues; (ii) the board's ESG management approach and strategy, including the process used to evaluate, prioritise and manage material ESG-related issues (including risks to the issuer's businesses); and (iii) how the board reviews progress made against ESG-related goals and targets with an explanation of how they relate to the issuer's businesses.	Staying Adaptive and Forward-looking, We Anchor Our Course Toward Sustainable Development Statement of the Board
Reporting Principles	
A description of, or an explanation on, the application of the following Reporting Principles in the preparation of the ESG report: **Materiality:** The ESG report should disclose: (i) the process to identify and the criteria for the selection of material ESG factors; (ii) if a stakeholder engagement is conducted, a description of significant stakeholders identified, and the process and results of the issuer's stakeholder engagement. **Quantitative:** Information on the standards, methodologies, assumptions and/or calculation tools used, and source of conversion factors used, for the reporting of emissions/energy consumption (where applicable) should be disclosed. **Consistency:** The issuer should disclose in the ESG report any changes to the methods or KPIs used, or any other relevant factors affecting a meaningful comparison.	About the Report
Reporting Boundary	
A narrative explaining the reporting boundaries of the ESG report and describing the process used to identify which entities or operations are included in the ESG report. If there is a change in the scope, the issuer should explain the difference and reason for the change.	About the Report

"Comply or explain" Provisions		
Subject Areas, Aspects, General Disclosures and KPIs		Chapter
A Environmental		
A1: Emissions		
General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to air and greenhouse gas emissions, discharges into water and land, and generation of hazardous and nonhazardous waste.	Going Green in Action, We Work Together to Build an Ecologically Harmonious World Green Data Center Low-Carbon Office Addressing Climate Change
KPI A1.1	The types of emissions and respective emissions data.	Going Green in Action, We Work Together to Build an Ecologically Harmonious World Environmental Statistics
KPI A1.2	Direct (Scope 1) and energy indirect (Scope 2) greenhouse gas emissions (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	Going Green in Action, We Work Together to Build an Ecologically Harmonious World Environmental Statistics
KPI A1.3	Total hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	Going Green in Action, We Work Together to Build an Ecologically Harmonious World Environmental Statistics
KPI A1.4	Total non-hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	Going Green in Action, We Work Together to Build an Ecologically Harmonious World Environmental Statistics

Kingsoft Cloud

Staying Practical and Dedicated to Self-Empowerment, We continue to Solidify the Foundation for Future Growth

Staying Adaptive and Forward-looking, We Anchor Our Course Toward Sustainable Development

Supporting Innovations, We Strive to Build an Integrity-based Development Ecosystem

Sure and Steady, We Focus on Delivering Reliable Cloud Services

United in Purpose, We Share the Fruits of Corporate Growth

Going Green in Action, We Work Together to Build an Ecologically Harmonious World

Beginning at the Sources, We Pool Efforts to Build Sustainable Supply Chains

Staying Committed, We Join Forces with Stakeholders to Promote Public Welfare and Charity

82



"Comply or explain" Provisions	
Subject Areas, Aspects, General Disclosures and KPIs	Chapter

KPI A1.5 — Description of emissions target(s) set and steps taken to achieve them.	Going Green in Action, We Work Together to Build an Ecologically Harmonious World
	    Green Data Center
	    Low-Carbon Office
	    Addressing Climate Change

KPI A1.6 — Description of how hazardous and non-hazardous wastes are handled, and a description of reduction target(s) set and steps taken to achieve them.	Going Green in Action, We Work Together to Build an Ecologically Harmonious World Low-Carbon Office
A2: Use of Resources	

General Disclosure — Policies on the efficient use of resources, including energy, water and other raw materials.	Going Green in Action, We Work Together to Build an Ecologically Harmonious World
	    Green Data Center
	    Low-Carbon Office

KPI A2.1 — Direct and/or indirect energy consumption by type (e.g. electricity, gas or oil) in total (kWh in '000s) and intensity (e.g. per unit of production volume, per facility).	Going Green in Action, We Work Together to Build an Ecologically Harmonious World Environmental Statistics
KPI A2.2 — Water consumption in total and intensity (e.g. per unit of production volume, per facility).	Going Green in Action, We Work Together to Build an Ecologically Harmonious World Environmental Statistics

KPI A2.3 — Description of energy use efficiency target(s) set and steps taken to achieve them.	Going Green in Action, We Work Together to Build an Ecologically Harmonious World
	    Green Data Center
	    Low-Carbon Office

KPI A2.4 — Description of whether there is any issue in sourcing water that is fit for purpose, water efficiency target(s) set and steps taken to achieve them.	Going Green in Action, We Work Together to Build an Ecologically Harmonious World
	    Green Data Center
	    Low-Carbon Office

KPI A2.5 — Total packaging material used for finished products (in tonnes) and, if applicable, with reference to per unit produced.	Our operations do not involve the production of physical products, and KPI A2.5 is not applicable

"Comply or explain" Provisions	
Subject Areas, Aspects, General Disclosures and KPIs	Chapter
A3: The Environment and Natural Resources	

General Disclosure — Policies on minimising the issuer's significant impacts on the environment and natural resources.	Going Green in Action, We Work Together to Build an Ecologically Harmonious World
	    Green Data Center
	    Low-Carbon Office
	    Addressing Climate Change

KPI A3.1 — Description of the significant impacts of activities on the environment and natural resources and the actions taken to manage them.	
A4: Climate Change	
General Disclosure — Policies on identification and mitigation of significant climate-related issues which have impacted, and those which may impact, the issuer.	Going Green in Action, We Work Together to Build an Ecologically Harmonious World Addressing Climate Change
KPI A4.1 — Description of the significant climate-related issues which have impacted, and those which may impact, the issuer, and the actions taken to manage them.	
B Social	
Employment and Labor Practices	
B1: Employment	

General Disclosure — Information on:
(a) the policies; and
(b) compliance with relevant laws and regulations that have a significant impact on the issuer
relating to compensation and dismissal, recruitment and promotion, working hours, rest periods, equal opportunity, diversity, anti-discrimination, and other benefits and welfare.
	United in Purpose, We Share the Fruits of Corporate Growth
	    Creating a Happy Workplace
	    Supporting Employee Development

KPI B1.1 — Total workforce by gender, employment type (for example, full- or part-time), age group and geographical region.	United in Purpose, We Share the Fruits of Corporate Growth Human Resources Statistics

Kingsoft Cloud

Staying Practical and Dedicated to Self-Empowerment, We continue to Solidify the Foundation for Future Growth

Staying Adaptive and Forward-looking, We Anchor Our Course Toward Sustainable Development

Supporting Innovations, We Strive to Build an Integrity-based Development Ecosystem

Sure and Steady, We Focus on Delivering Reliable Cloud Services

United in Purpose, We Share the Fruits of Corporate Growth

Going Green in Action, We Work Together to Build an Ecologically Harmonious World

Beginning at the Sources, We Pool Efforts to Build Sustainable Supply Chains

Staying Committed, We Join Forces with Stakeholders to Promote Public Welfare and Charity

 83

"Comply or explain" Provisions	
Subject Areas, Aspects, General Disclosures and KPIs	Chapter
KPI B1.2 — Employee turnover rate by gender, age group and geographical region.	United in Purpose, We Share the Fruits of Corporate Growth 　Human Resources Statistics
B2: Health and Safety	
General Disclosure — Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to providing a safe working environment and protecting employees from occupational hazards.	United in Purpose, We Share the Fruits of Corporate Growth 　Creating a Happy Workplace
KPI B2.1 — Number and rate of work-related fatalities occurred in each of the past three years including the reporting year.	United in Purpose, We Share the Fruits of Corporate Growth 　Human Resources Statistics
KPI B2.2 — Lost days due to work injury.	United in Purpose, We Share the Fruits of Corporate Growth 　Human Resources Statistics
KPI B2.3 — Description of occupational health and safety measures adopted, and how they are implemented and monitored.	United in Purpose, We Share the Fruits of Corporate Growth 　Creating a Happy Workplace
B3: Development and Training	
General Disclosure — Policies on improving employees' knowledge and skills for discharging duties at work. Description of training activities.	United in Purpose, We Share the Fruits of Corporate Growth 　Supporting Employee Development
KPI B3.1 — The percentage of employees trained by gender and employee category (e.g. senior management, middle management).	United in Purpose, We Share the Fruits of Corporate Growth 　Human Resources Statistics
KPI B3.2 — The average training hours completed per employee by gender and employee category.	United in Purpose, We Share the Fruits of Corporate Growth 　Human Resources Statistics

"Comply or explain" Provisions	
Subject Areas, Aspects, General Disclosures and KPIs	Chapter
B4: Labor Standards	
General Disclosure — Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to preventing child and forced labor.	United in Purpose, We Share the Fruits of Corporate Growth 　Creating a Happy Workplace
KPI B4.1 — Description of measures to review employment practices to avoid child and forced labor.	United in Purpose, We Share the Fruits of Corporate Growth 　Creating a Happy Workplace
KPI B4.2 — Description of steps taken to eliminate such practices when discovered.	
Operating Practices	
B5: Supply Chain Management	
General Disclosure — Policies on managing environmental and social risks of the supply chain.	Beginning at the Sources, We Pool Efforts to Build Sustainable Supply Chains 　Supplier Management Standards 　Supplier Lifecycle Management 　Responsible Procurement 　Supplier Capacity Building
KPI B5.1 — Number of suppliers by geographical region.	Beginning at the Sources, We Pool Efforts to Build Sustainable Supply Chains 　Supplier Lifecycle Management
KPI B5.2 — Description of practices relating to engaging suppliers, number of suppliers where the practices are being implemented, and how they are implemented and monitored.	Beginning at the Sources, We Pool Efforts to Build Sustainable Supply Chains 　Supplier Management Standards 　Supplier Lifecycle Management

Kingsoft Cloud

Staying Practical and Dedicated to Self-Empowerment, We continue to Solidify the Foundation for Future Growth

Staying Adaptive and Forward-looking, We Anchor Our Course Toward Sustainable Development

Supporting Innovations, We Strive to Build an Integrity-based Development Ecosystem

Sure and Steady, We Focus on Delivering Reliable Cloud Services

United in Purpose, We Share the Fruits of Corporate Growth

Going Green in Action, We Work Together to Build an Ecologically Harmonious World

Beginning at the Sources, We Pool Efforts to Build Sustainable Supply Chains

Staying Committed, We Join Forces with Stakeholders to Promote Public Welfare and Charity

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"Comply or explain" Provisions

Subject Areas, Aspects, General Disclosures and KPIs	Chapter
KPI B5.3 — Description of practices used to identify environmental and social risks along the supply chain, and how they are implemented and monitored.	Beginning at the Sources, We Pool Efforts to Build Sustainable Supply Chains Supplier Lifecycle Management
KPI B5.4 — Description of practices used to promote environmentally preferable products and services when selecting suppliers, and how they are implemented and monitored.	Beginning at the Sources, We Pool Efforts to Build Sustainable Supply Chains Responsible Procurement
B6: Product Responsibility	
General Disclosure — Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to health and safety, advertising, labelling and privacy matters relating to products and services provided and methods of redress.	Supporting Innovations, We Strive to Build an Integrity-based Development Ecosystem Intellectual Property Management Sure and Steady, We Focus on Delivering Reliable Cloud Services Product and Service Excellence Data Security and Privacy Protection
KPI B6.1 — Percentage of total products sold or shipped subject to recalls for safety and health reasons.	Our operations do not involve the production of physical products, and KPI A6.1 is not applicable
KPI B6.2 — Number of products and service related complaints received and how they are dealt with.	Sure and Steady, We Focus on Delivering Reliable Cloud Services Product and Service Excellence
KPI B6.3 — Description of practices relating to observing and protecting intellectual property rights.	Supporting Innovations, We Strive to Build an Integrity-based Development Ecosystem Intellectual Property Managementlence
KPI B6.4 — Description of quality assurance process and recall procedures.	Sure and Steady, We Focus on Delivering Reliable Cloud Services Product and Service Excellence
KPI B6.5 — Description of consumer data protection and privacy policies, and how they are implemented and monitored.	Sure and Steady, We Focus on Delivering Reliable Cloud Services Data Security and Privacy Protection

"Comply or explain" Provisions

Subject Areas, Aspects, General Disclosures and KPIs	Chapter
B7: Anti-corruption	
General Disclosure — Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to bribery, extortion, fraud and money laundering.	Supporting Innovations, We Strive to Build an Integrity-based Development Ecosystem Integrity
KPI B7.1 — Number of concluded legal cases regarding corrupt practices brought against the issuer or its employees during the reporting period and the outcomes of the cases.	
KPI B7.2 — Description of preventive measures and whistle-blowing procedures, and how they are implemented and monitored.	
KPI B7.3 — Description of anti-corruption training provided to directors and staff.	
Community	
B8: Community Investment	
General Disclosure — Policies on community engagement to understand the needs of the communities where the issuer operates and to ensure its activities take into consideration the communities' interests.	Staying Committed, We Join Forces with Stakeholders to Promote Public Welfare and Charity Cloud for Good Supporting for Public Service
KPI B8.1 — Focus areas of contribution (e.g. education, environmental concerns, labor needs, health, culture, sport).	
KPI B8.2 — Resources contributed (e.g. money or time) to the focus area.	



Contact us

Address: Building D, Xiaomi Science and Technology Park, No. 33 Xierqi Middle Road, Haidian District, Beijing, China

Postal code: 100085

Email: ksc-ir@kingsoft.com